GRUPO HERDEZ

RECEIVED

2007 JAN 16 A 6:57

FFICE OF INTER
CORPORATE FINANCE

January, 10th, 2007.

Exemption Number: 82-3818

UNITED STATES SECURITIES AND E[redacted]
DIVISION OF CORPORATION FINANC
OFICE OF INTERNATIONAL CORPOR
STOP 3-2.
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549.

07020287

SUPPL

In fulfillment of rule 12g3-2(b) attached you will find:

A) Notice of the General Extraordinary Meeting of Shareholders for October 18th, 2006 in English and in Espanish and a Copy of it as it was published in the Mexican newspapers "El Financiero" and "El Economista" on September, 28th, 2006.
B) Copy of the minute of that meeting and attendance list (in Spanish and English).
C) Notice of the General Extraordinary Shareholders Meeting of October 18th, 2006 in English and Spanish and a Copy of it as it was published in the Mexican newspapers "El Financiero" and "El Economista" on November 10th, 2006, regarding a Dividend payment.
D) Notice of the General Extraordinary Shareholders Meeting of October 18th, 2006 in English and Spanish and a Copy of it as it was published in the Mexican newspapers "El Financiero" and "El Economista" on January 10th, 2007, regarding the notice to exchange stock certificates in terms of the new By Laws.

Also attached you will find two copies of this letter; please seal one and send it back to me through Federal Express by our account number: 16113924-6.

If you have any questions regarding this matter please do not hesitate to call me.

Best regards,

PROCESSED
JAN 17 2007
THOMSON
FINANCIAL

CARMEN STRUCK CANO.
Legal Advisor.

C.c.p. HÉCTOR HERNÁNDEZ-PONS TORRES. - Grupo Herdez, S.A.B. de C.V.
EDGAR PIEDRA. – Bank of New York.
M. ERNESTO RAMOS ORTIZ. – Grupo Herdez, S.A.B. de C.V.
ANGÉLICA PIÑA GARNICA.- Grupo Herdez, S.A.B. de C.V.

GRUPO HERDEZ, S.A.B. DE C.V.
Calzada San Bartolo Naucalpan 360, Col. Argentina Ponente C.P. 11230 México, D.F. Tels.: 53.58.31.33 y 55.76.31.00

HERDEZ
GRUPO
HERDEZ

RECEIVED
2007 JAN 16 A 6:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTICE
SHAREHOLDERS

In the General Extraordinary Shareholders Meeting that took place on October 18, 2006, the Shareholders agreed to reform the Company's By Laws and cancel all the stock certificates and issue new ordinary, nominative, without expression of nominal value stock certificates in terms of the new By Laws. On January 18, 2007 the certificates must be exchanged: one new share for one holding share. The new issuing share certificates 2006 – 1, with coupon number 1 and following will be exchanged for the circulating share certificates.

México City, January 10, 2007.

MARTÍN ERNESTO RAMOS ORTIZ.
Secretary of the Board of Directors.

HERDEZ

GRUPO

HERDEZ*

AVISO

SEÑORES ACCIONISTAS.

Hacemos del conocimiento de los Accionistas de GRUPO HERDEZ, S.A.B. DE C.V., que en la Asamblea General Extraordinaria de Accionistas que se llevó a cabo el día 18 de octubre de 2006, entre otros puntos se acordó la reforma de los Estatutos Sociales y, en consecuencia, la cancelación de todos y cada uno de los títulos de acciones de la sociedad y emitir nuevos títulos de acciones, ordinarias, nominativas, sin expresión de valor nominal, de conformidad con las nuevas disposiciones de los Estatutos Sociales por lo que se informa que el canje de dichos títulos se realizará en proporción de una acción nueva por una de tenencia, el día 18 de enero de 2007. La entrega de los nuevos títulos de acciones emisión 2006 – 1, con cupón número uno y siguientes se hará contra entrega de los títulos de acciones en circulación.

México D. F., 10 de enero de 2007.

MARTÍN ERNESTO RAMOS ORTIZ.
Secretario del Consejo de Administración.

LICITACIÓN PUBLICA No. GES 01/2007

(CONTRATACIÓN DE POLIZAS DE SEGUROS)

En observancia a la Constitución Política del Estado de Sinaloa en su Artículo 155 y de conformidad con la Ley de Adquisiciones y Administración de Bienes Muebles del Estado de Sinaloa, el Gobierno del Estado de Sinaloa a través de la Secretaría de Administración y Finanzas, con domicilio en Avenida Insurgentes s/n, Centro Sinaloa, Culiacán, Sinaloa, conforme a las atribuciones y facultades conferidas en los Artículos 7 y 8 del Reglamento Interior de la Secretaría de Administración y Finanzas; y Artículo 18 del Reglamento Orgánico de la Administración Pública del Estado de Sinaloa, convoca a las Empresas Aseguradoras interesadas en participar en la presente Licitación Pública, para la contratación de pólizas de seguros para Vehículos, Aeronaves, Edificios Públicos y Contenidos, Equipo Electrónico de la Dirección del Sistema Estatal de Comunicaciones, Sistema de Comunicación Telefónica Digital en Unidades Administrativas de Culiacán, Los Mochis, Guasave, Guamúchil, Mazatlán, DIF Sinaloa (Culiacán), Unidad de Servicios Estatales, Procuraduría y Subprocuraduría General de Justicia en Culiacán propiedad de Gobierno del Estado de Sinaloa, seguro de vida grupo y colectivo para Agentes de Seguridad de la Procuraduría General de Justicia del Estado y la Secretaría de Seguridad Publica.

No. de Licitación Pública	Costo de las Bases	Junta de Aclaraciones	Presentación de Documentos de Identificación Proposiciones Técnicas y Económicas y Apertura de Documentos de Identificación y Ofertas Técnicas	Acto de Apertura de Ofertas Económicas
GES 01/2007	$ 2,000.00	19-01-2007 10:00 HORAS	26-01-2007 10:00 HORAS	29-01-2007 10:00 HORAS

I.- Todo interesado en adquirir las bases deberá presentarse en horas y días hábiles en la Dirección de Bienes y Suministros, ubicada en el primer piso de la Unidad Administrativa del Gobierno del Estado de Sinaloa, con domicilio en Avenida Insurgentes s/n, Centro Sinaloa, Culiacán, Sinaloa, con los siguientes requisitos:

- Escrito en hoja membretada firmada por el representante legal de la empresa aseguradora en la cual se acredite a un representante y copia de identificación de ambos.
- Declaración escrita y bajo protesta de decir verdad, de no encontrarse en los supuestos del Artículo 25 de la Ley de Adquisiciones y Administración de Bienes Muebles del Estado.
- Deberán presentar copia del registro en el Padrón de Proveedores del Gobierno del Estado de Sinaloa.
- Copia fotostática del Registro ante la Secretaría de Hacienda y Crédito Público.

II.- Para adquirir las bases de la presente Licitación deberá cubrir un costo de $ 2,000.00 (Dos mil pesos 00/100 M.N.) y su pago podrá hacerse en efectivo, cheque certificado, o cheque de caja expedido a favor de la Secretaría de Administración y Finanzas de Gobierno del Estado de Sinaloa, a partir de la fecha de publicación de la presente convocatoria y hasta las 14:00 horas del día 17 de Enero de 2007, cuyo pago se efectuará en la Dirección de Tesorería, ubicada en el primer piso de la Unidad Administrativa, con domicilio en Avenida Insurgentes s/n, Centro Sinaloa, C.P. 80129, Culiacán, Sinaloa.

III.- La Junta de Aclaraciones de las bases se llevará a cabo en la Sala de Juntas de la Dirección de Bienes y Suministros dependiente de la Subsecretaría de Administración de la Secretaría de Administración y Finanzas, el día 19 de enero de 2007 a las 10:00 horas.

IV.- La presentación de Documentos de Identificación, Proposiciones Técnicas y Económicas será el día 26 de Enero de 2007 a las 10:00 horas, y en esta misma fecha se efectuará la apertura de sobres que contienen Documentos de Identificación y de Ofertas Técnicas, y el día 29 de Enero de 2007 a las 10:00 horas será el acto de apertura de sobres que contienen Ofertas Económicas, ambas en la Sala de Juntas de la Dirección de Bienes y Suministros dependiente de la Subsecretaría de Administración de la Secretaría de Administración y Finanzas, ubicada en el primer piso de la Unidad Administrativa, con domicilio en Avenida Insurgentes s/n, Centro Sinaloa, C.P. 80129, Culiacán, Sinaloa.

V.- Las proposiciones deberán presentarse en idioma español.

VI.- La propuesta económica deberá cotizarse en moneda nacional.

VII.- La adjudicación se sujetará a los criterios generales que establece la Ley de Adquisiciones y Administración de Bienes Muebles del Estado de Sinaloa.

Culiacán, Sinaloa 10 de Enero de 2007.

Atentamente,
Lic. Quirino Ordaz Coppel
Subsecretario de Administración

Secretaría de Administración y Finanzas
Gobierno del Estado

Sinaloa
Líder nacional en alimentos

sinaloa.gob.mx

HSBC MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,
GRUPO FINANCIERO HSBC
DIVISIÓN FIDUCIARIA

ATENTO AVISO

TERCERA PUBLICACIÓN

A los fideicomitentes-fideicomisarios del Fideicomiso número 66818 con HSBC México, S. A. Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria (constituido originalmente como Fideicomiso número 2585 celebrado con Banco del Atlántico, S. A.)

Por instrucciones del Comité Técnico, se comunica a los fideicomitentes-fideicomisarios Fideicomiso número 66818 con HSBC México, S. A. Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria (constituido originalmente como Fideicomiso 2585 celebrado con Banco del Atlántico, S. A.) que, por acuerdo del Comité Técnico de fecha 30 de septiembre de 2006 y con base en lo establecido en el artículo 392 y demás aplicables de la Ley General de Títulos y Operaciones de Crédito, se resolvió llevar a cabo la liquidación del patrimonio fideicomitido y su entrega a los fideicomitentes-fideicomisarios que acrediten plenamente su calidad y sus derechos, con base en los documentos y requisitos que al efecto requiera la propia Institución Fiduciaria conforme a las disposiciones legales y reglamentarias, así como con sus propias normas y políticas de control interno, que resulten aplicables.

En consecuencia, los fideicomitentes-fideicomisarios podrán comunicarse a partir de esta fecha a los teléfonos 01 (55) 57 21 23 40 y 01 (55) 57 21 64 65, así como al correo electrónico gerargo.lbarrola@hsbc.com.mx, para ser informados de los requisitos de verificación y acreditación que deberán reunir y entregar ante el propio Fiduciario, para posteriormente acudir al efecto a las oficinas de éste, sitas en el octavo piso del edificio marcado con el número 355 del Paseo de la Reforma, Col. Cuauhtémoc, C.P. 06500, México, D.F, de 9:00 a 14:30 horas a continuar con el trámite.

Una vez identificados y acreditados ante la Institución Fiduciaria y a su entera satisfacción, los fideicomitentes-fideicomisarios podrán optar, mediante la correspondiente carta de instrucciones, por que se les entregue la parte del patrimonio fideicomitido que les corresponda, ya sea mediante el depósito (traspaso) de los títulos accionarios, o bien, de las cantidades que se deriven de la venta de dichos títulos en bolsa o fuera de ella, según sea el caso, previa la firma del convenio de terminación y finiquito correspondiente, sujeta dicha venta a las condiciones de mercado imperantes al momento de la misma. Es importante señalar que los fideicomitentes-fideicomisarios deberán de cubrir la parte que corresponda proporcional de los honorarios fiduciarios por manejo que se adeudan a la institución.

Con base en el acuerdo del Comité Técnico antes mencionado, los fideicomitentes-fideicomisarios gozarán de un plazo de 60 (sesenta) días naturales contados a partir del día siguiente al día en que se realice la tercera y última publicación del presente aviso en un diario de circulación nacional, para realizar todos los actos previstos en los párrafos anteriores y reunir los requisitos y acreditar su calidad ante la Institución Fiduciaria, y en especial para optar por la entrega de su parte correspondiente del patrimonio en los términos descritos; concluido el cual, el Fiduciario procederá, sujeto a las condiciones de mercado vigentes en dicho momento, a la venta del patrimonio fideicomitido y con el producto obtenido adquirirá, por cuenta de los fideicomitentes-fideicomisarios remanentes, acciones de una sociedad de inversión en instrumentos de deuda. Los fideicomitentes-fideicomisarios que con posterioridad al plazo referido se identifiquen y se acrediten con el Fiduciario, podrán solicitar la entrega de la parte que les corresponda del patrimonio fideicomitido, ya sea en acciones de la referida sociedad de inversión, o del producto de su venta en el mercado, previa la firma del convenio de terminación y finiquito correspondiente.

México, D. F., a 2 de enero de 2007

Atentamente,

HSBC México, S.A., Institución de Banca Múltiple,
Grupo Financiero HSBC, División Fiduciaria
Delegados Fiduciarios

HSBC

JPMorgan

AVISO A LOS TENEDORES DE LOS CERTIFICADOS BURSATILES (HSCCB 04 y HSCCB 04-2)

En cumplimiento a lo establecido en los Títulos que amparan las emisiones correspondientes, hacemos de su conocimiento que el próximo día 11 de enero de 2007 se pagarán los intereses devengados por los Certificados Bursátiles Serie A (HSCCB 04) y Serie B (HSCCB 04-2) correspondientes al periodo comprendido entre el 14 de diciembre de 2006 y el 11 de enero de 2007, conforme a los datos que a continuación se detallan:

El monto de los intereses que se pagará a los Tenedores de los Certificados Bursátiles HSCCB 04, por el periodo de 28 días, a la Tasa de Interés Bruto Anual aplicable de 8.54%, será de $9,454,207.00 (Nueve millones cuatrocientos cincuenta y cuatro mil doscientos siete pesos 00/100 M.N.).

La Tasa de Interés Bruto Anual que regirá para la Serie HSCCB 04 durante el siguiente periodo comprendido entre el 11 de enero de 2007 y el 8 de febrero de 2007, será de 8.53%, la cual se aplicará conforme a lo establecido en las disposiciones fiscales vigentes.

El monto de los intereses que se pagará a los Tenedores de los Certificados Bursátiles HSCCB 04-2, por el periodo de 28 días, a la Tasa de Interés Bruto Anual aplicable de 10.89%, será de $1,672,692.02 (Un millón seiscientos setenta y dos mil seiscientos noventa y dos pesos 02/100 M.N.).

La Tasa de Interés Bruto Anual que regirá para la Serie HSCCB 04-2 durante el siguiente periodo comprendido el 11 de enero de 2007 y el 8 de febrero de 2007, será de 10.88%, la cual se aplicará conforme a lo establecido en las disposiciones fiscales vigentes.

Los Tenedores recibirán los pagos correspondientes por conducto de la S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores, en su domicilio ubicado en Av. Paseo de la Reforma No. 255, Col. Cuauhtémoc, C.P. 06500, México D.F.

invex Banco

México D.F. a 10 de enero de 2007.

Aut. C.N.B.V. DGE 487-186577, DGE 460-25310 y 153/341234/2005

PRUDENTIAL FINANCIAL, OPERADORA DE SOCIEDADES DE INVERSIÓN, S.A. DE C.V.

AVISO DE DISMINUCION DE CAPITAL

Mediante acuerdo adoptado en la Asamblea General Extraordinaria de Accionistas de Prudential Financial, Operadora de Sociedades de Inversión, S.A. de C.V. ("la Sociedad") celebrada el día 15 de noviembre de 2006, se resolvió disminuir el capital social mínimo fijo de la Sociedad en la cantidad de $2'615,681.00 para quedar en la cantidad de $190'236,849.00. Se hace constar que la disminución del capital social se efectuó mediante la cancelación de 2'615,681 acciones Serie "A" representativas del capital social mínimo fijo de la Sociedad y la entrega de 2'615,681 acciones Serie "A" representativas del capital social mínimo fijo de Prudential Apolo Servicios, S.A. de C.V. a su accionista Prudential Grupo Financiero, S.A. de C.V.

Lo anterior se comunica de conformidad con lo dispuesto en el Artículo Noveno de la Ley General de Sociedades Mercantiles.

México, D.F. a 3 de enero de 2007.

Lic. Jaime Favela Ayala
Secretario del Consejo de Administración

HERDEZ
GRUPO HERDEZ

AVISO

SEÑORES ACCIONISTAS.

Hacemos del conocimiento de los Accionistas de GRUPO HERDEZ, S.A.B. DE C.V., que en la Asamblea General Extraordinaria de Accionistas que se llevó a cabo el día 18 de octubre de 2006, entre otros puntos se acordó la reforma de los Estatutos Sociales y, en consecuencia, la cancelación de todos y cada uno de los títulos de acciones de la sociedad y emitir nuevos títulos de acciones, ordinarias, nominativas, sin expresión de valor nominal, de conformidad con las nuevas disposiciones de los Estatutos Sociales por lo que se informa que el canje de dichos títulos se realizará en proporción de una acción nueva por una de tenencia, el día 18 de enero de 2007. La entrega de los nuevos títulos de acciones emisión 2006 – 1, con cupón número uno y siguientes se hará contra entrega de los títulos de acciones en circulación.

México D. F., 10 de enero de 2007.

MARTÍN ERNESTO RAMOS ORTIZ.
Secretario del Consejo de Administración.

ENTREVISTA

México, mercado lucrativo en aparatos médicos

Enfermedades crónico-degenerativas, el detonante

- Es el país con más potencial en LA
- Medtronic vislumbra dinamismo en el negocio

Alma López

Por el acelerado crecimiento que las enfermedades crónico-degenerativas registran entre la población de México, nuestro país se ha convertido en uno de los mercados emergentes más lucrativos para Medtronic.

Con 35 años de operaciones en el país, la empresa especializada en el desarrollo, investigación y producción de marcapasos, desfibriladores e implantes para el tratamiento de la incontinencia urinaria, entre otros, cuenta con una cartera de 300 a 350 clientes.

Sin embargo, de las ventas totales 65 por ciento corresponden a gobierno y el resto a médicos especialistas y hospitales privados.

Lo anterior, porque más de 40 por ciento de los pacientes de las referidas enfermedades se atienden en las instituciones de salud públicas: IMSS, ISSSTE, Sedena y Pemex.

Michael F. DeMane, presidente para Europa, Canadá y mercados emergentes de la empresa, comentó que de los 11 mil 300 millones de dólares que la compañía facturó en el último año fiscal, de mayo de 2005 a abril de 2006, "Latinoamérica tuvo una participación importante y dentro de esta región México fue uno de los principales mercados".

Sin precisar cifras, el ejecutivo destacó los planes de inversión de la compañía para ampliar la capacidad de la planta de producción que tiene en Tijuana, Baja California, y desde donde exportan a más de diez países y laboran mil 500 de los mil 600 empleados que tiene la organización en el país.



Michael F. DeMane. (Foto: Archivo)

El objetivo es aprovechar la ubicación geográfica de México y las ventajas arancelarias de los acuerdos comerciales, agregó Luis Rey Rubio, director de la empresa en México.

DeMane destacó el crecimiento de Medtronic, sobre todo después de la década de los sesenta, cuando estuvo en riesgo de quiebra.

Medtronic invierte alrededor del 10 por ciento de sus ingresos mundiales en la investigación y desarrollo de nuevos productos.

La empresa, de origen estadounidense, tiene presencia en 120 países, concluyó DeMane, pero planea hacer de México una de sus principales plataformas de crecimiento en Latinoamérica y los mercados emergentes, tanto en ventas como en producción.

Media Planning, proveedor de Gigante

A partir de este mes, Media Planning manejará los medios de la cadena de autoservicios Gigante.

"Gigante tomó la decisión de incluir a Media Planning como un proveedor estratégico, buscando mejorar la eficiencia de sus inversiones en este rubro, así como el impacto de su comunicación con los consumidores potenciales de la cadena", se informó.

Gigante inició en 2006 un plan de transformación, el cual opera bajo seis ejes fundamentales, entre ellos mejores precios y promociones, mejor surtido y exhibiciones y seguir evolucionando de forma permanente.

Media Planning cerró el año cumpliendo sus objetivos con más de cinco mil 500 millones de pesos en medios. *(Redacción)*

Podría EU llevar a nuestro país a panel de controversias

Presionan telefónicas con "El que llama paga"

José de Jesús Guadarrama H.

Empresas estadounidenses de telecomunicaciones pretenden que su gobierno promueva que México sea llevado nuevamente a un panel de controversias ante la Organización Mundial de Comercio (OMC) por la implantación del sistema celular "El que llama paga" nacional.

México ya enfrentó un panel de controversias en materia de telecomunicaciones ante la OMC, pero en telefonía fija.

Ricardo Ramírez, abogado que encabezó la defensa de nuestro país en esa ocasión, interpretó que las empresas de Estados Unidos al utilizar la expresión "USTR should take strong action in response", en realidad están presionando para que la representación promueva un nuevo panel de controversias ante la OMC.

En el reciente reporte de esas empresas ante la Representación Comercial de Estados Unidos (USTR, por sus siglas en inglés) se pretende utilizar el proceso anterior, el cual se basó en las transacciones entre compañías del servicio fijo en ambos lados de la frontera, que nada tiene que ver con las tarifas de interconexión entre firmas del servicio fijo y del móvil del esquema "El que llama paga" nacional.

El litigante consideró que el caso anterior "ya es cosa juzgada" y que incluso el gobierno de Estados Unidos pidió a la OMC que México fuera retirado de la lista de naciones que no cumplen sus compromisos ante ese organismo.

Lo anterior significa que la USTR deberá echar mano de "un proceso nuevo", pero "creo que no la tienen fácil", por la relación entre empresas del servicio fijo y las del celular, de la ampliación del sistema celular "El que llama paga" nacional.

El experto dijo que incluso hay empresas que en México no se han adherido a esa modalidad y que podrían esperar la reacción de la USTR para definirse.

Wal-Mart México registró récord de ventas en 2006

Creció 5.9% real, mismas tiendas

Wal-Mart de México registró en 2006 un año récord en ventas. Obtuvo 198 mil 244 millones de pesos, cifra que representa un crecimiento de 5.9 por ciento en términos reales respecto al año anterior.

Este incremento considera sólo las tiendas con más de un año de operación.

En total, en términos reales, el repunte es del 15.9 por ciento respecto al año anterior.

La cadena atendió a 852 millones de clientes en 2006, cifra 15 por ciento más alta que en 2005.

En diciembre pasado las ventas ascendieron a 26 mil 680 millones de pesos, monto que representa un repunte del 9 por ciento en tiendas iguales y en términos reales.

Las ventas del cuarto trimestre de 2006 ascendieron a 60 mil 626 millones de pesos, tras registrar un repunte de 7.1 por ciento en términos reales, mismas tiendas. El año pasado la cadena aumentó su capacidad instalada 14 por ciento, medida en metros cuadrados de piso de ventas. *(Redacción)*



WAL-MART
Crecimiento real en ventas
2005
2006
15.9
13.7
5.9
5.8
Unidades (%)
Totales
Iguales
Enero-diciembre
Fuente: Wal-Mart.

HERDEZ

GRUPO
HERDEZ

AVISO
SEÑORES ACCIONISTAS.

Hacemos del conocimiento de los Accionistas de GRUPO HERDEZ, S.A.B. DE C.V., que en la Asamblea General Extraordinaria de Accionistas que se llevó a cabo el día 18 de octubre de 2006, se decretó el pago de un dividendo extraordinario que proviene de la Cuenta de Utilidades de ejercicios anteriores y con el saldo actualizado a la fecha, de la Cuenta de Utilidad Fiscal Neta, a razón de $0.90 (CERO PESOS 90/100 M.N.), por cada una de las acciones de la Única serie en circulación a cubrirse el día 15 de noviembre de 2006 contra entrega del cupón número UNO, en las oficinas de la Tesorería de la Sociedad, ubicada en Monte Pelvoux No. 215, colonia Lomas de Chapultepec, 11000 México, D. F.,

México D. F., 10 de noviembre de 2006.

MARTÍN ERNESTO RAMOS ORTIZ.
Secretario del Consejo de Administración.

NOTICE

SHAREHOLDERS

GRUPO HERDEZ, S.A.B. DE C.V. at the General Extraordinary Shareholders Meeting held on October 18, 2006; authorized the payment of an extraordinary dividend of $0.90 (NINE CENTS 90/100 PESOS) from the utility account of previous business years and the updated fiscal net utility account for each share of the only circulating series. The dividend will be paid on November 15, 2006, after the Shareholders exchange coupon number ONE at the Company's Treasury offices in Monte Pelvoux No. 215, Colonia Lomas de Chapultepec, 11000, México, D.F.

Mexico City, November 10, 2006.

MARTÍN ERNESTO RAMOS ORTIZ
Secretary of the Board of Directors.

Busca garantizar la seguridad en sus 54,000 km. de tendido

Invertirá Pemex $9,000 millones en ductos

Roberto Martínez Peña
El Economista

Petróleos Mexicanos (Pemex) prevé inversiones del orden de 9,000 millones de pesos para los siguientes tres años, en materia de seguridad, salud y protección ambiental en el Sistema Nacional de Ductos (SND) de la paraestatal.

De acuerdo con la petrolera, una cuarta parte de las fugas y accidentes en el (SND) es consecuencia de acciones por terceros, independientemente del movimiento preventivo y del control de los factores de falla, como son la corrosión interior y exterior.

Las inversiones destinadas a la rehabilitación y mantenimiento de los ductos ascendieron en el 2005 a 3,500 millones de pesos, en tanto que en el periodo 2006-2008 se canalizarán otros 5,612 millones de pesos para este fin y para el 2009 se prevé la solicitud de recursos del orden de 2,500 millones de pesos para la revisión de los 54,000 kilómetros de ductos que tiene Pemex.

Por el SND se distribuye crudo, gas natural, gasolina, diesel y otros productos refinados, y este medio de transporte es el menos costoso, reduce riesgos ambientales y es de los más seguros.

La empresa destacó que es fundamental continuar cumpliendo con el compromiso de mantener la red de ductos en condiciones óptimas de operación, atender la custodia de los sistemas de transporte y sus derechos de vía e incrementar la flexibilidad de la infraestructura para asegurar el balance-oferta de energéticos.

El Sistema Nacional de Ductos representa la columna vertebral del aparato de distribución de Petróleos Mexicanos, al vincular los diferentes procesos productivos, de procesamiento, de distribución y de comercialización de sus productos.

La adecuada administración, operación y mantenimiento de esta compleja red es fundamental para maximizar, en el largo plazo, el valor económico de la industria, consideró la empresa.

Reducir índices de accidentes

Pemex explicó que desde 1995 y hasta 1997, se asignaron recursos sobre todo para mejorar rápidamente los niveles de seguridad y confiabilidad de las instalaciones.

De 1998 al 2001, el gasto total estuvo orientado a consolidar la reducción en los índices de accidentalidad, hasta lograr niveles de desempeño comparables con los estándares internacionales, y posteriormente se han asignado recursos sólo para mantener estos niveles y lograr mejoras marginales.

A partir del 2001, el propósito central ha sido reducir costos a través de la optimización del mantenimiento en toda la Empresa, sosteniendo los estándares de seguridad alcanzados.

"La preocupación primordial de la empresa se centra en procurar las mejores condiciones de seguridad para un desempeño más eficiente, garantizar un abasto oportuno de sus productos y cumplir cabalmente la normatividad aplicable", destacó Petróleos Mexicanos.

Como complemento de las metodologías de análisis de riesgo de los ductos, se han construido sistemas de monitoreo, control remoto y automatización conocidos como SCADA, fundamentalmente en los ductos de transporte de gas natural y gas LP.

rmartinez@eleconomista.com.mx

Seguridad

Petróleos Mexicanos (Pemex) invertirá recursos para fortalecer el Sistema Nacional de Ductos.

- **54,000** kilómetros es la longitud de los ductos de Pemex, de los cuales, **52,000** están en tierra y **2,000** en el mar.
- **25%** de los accidentes en ductos es provocado por tomas clandestinas.
- **2,500** millones de pesos se pedirán en el 2009 para el mantenimiento del SND.
- **30%** de la red nacional de ductos tiene invadidos los derechos de vía.
- **50%** de los ductos tienen una edad de más de 30 años.

Fuente: Pemex.

Recomiendan afianzar el manejo empresarial de la paraestatal

Notimex

El próximo gobierno deberá reforzar el manejo empresarial de Petróleos Mexicanos (Pemex) y dar prioridad a la exploración y explotación de las reservas del Golfo de México, recomendó el exdirector de la paraestatal, Raúl Muñoz Leos.

Alertó que Pemex "en cualquier momento puede estar al borde del colapso porque no se ha invertido en muchos años", además de que la política tiene un peso demasiado grande en su manejo, lo cuál pone en riesgo la aportación de la empresa a los ciudadanos y a la economía del país.

"Revertir esa falta de inversión y ese manejo político lleva tiempo y es muy peligroso jugar con la empresa más importante para la nación con manejos que no sean estrictamente empresariales", comentó tras presentar su libro *Pemex en la encrucijada*.

En entrevista, confió en que el régimen fiscal adecuado será aprobado y que se le dará autonomía de gestión, de lo contrario nunca se pugnará por tener un potencial mayor que sea un apoyo para empezar a resolver temas como la pobreza.

"Es categórica la recomendación de que se refuerce el manejo empresarial de Pemex y para ello que las meta se eleven y que se trabaje", así como poner énfasis en la creación de un cuerpo autónomo responsable del manejo de la exploración y explotación de las grandes reservas en México, dijo en su discurso.

Aumenta 0.44% la inflación en octubre; de 4.29%, el alza anual

☐ *Suben precios de electricidad, gas, jitomate y leche: Banxico*

- **Avance de 2.91% en el INPC durante diez meses**
- **Llega el indicador a una barrera de "resistencia": CI**

Guadalupe Cadena

El Índice Nacional de Precios al Consumidor (INPC) creció 0.44 por ciento en octubre contra septiembre, cifra que estuvo por debajo de la tasa de medio punto que esperaba el mercado.

Medido a tasa anual, el nivel general de precios reportó 4.29 por ciento, variación que se mantuvo en línea con los pronósticos, informó el Banco de México (Banxico).

Asimismo, de enero a octubre el INPC avanzó 2.91 por ciento, lo cual se ubica dentro de la meta de 3 por ciento, con rango de diferencia de 1 punto porcentual para el cierre del año.

Los genéricos que en el mes de referencia contribuyeron al crecimiento de la inflación fueron electricidad, gas doméstico, jitomate, tomate verde y leche pasteurizada.

Sin embargo, este conjunto de bienes y servicios se vio compensado por la reducción de precios que mostraron las gasolinas de bajo octanaje, además de productos agropecuarios como aguacate, naranja, huevo y papa.

El indicador subyacente, que elimina los precios más volátiles, aumentó 0.27 por ciento a tasa mensual y 3.44 por ciento anual, cifras que también fueron congruentes con los pronósticos de los analistas del sector privado.

La desagregación por componentes refiere que las mercancías tuvieron mayor incidencia, al reportar 0.35 por ciento de incremento, y en menor medida los servicios, con 0.17. No obstante, los precios clasificados como inflación no subyacente fueron los que provocaron mayores presiones sobre el INPC, ya que repuntaron a una tasa de 0.79.

Juan Manuel Gordillo, director de Estudios Económicos de Consultores Internacionales (CI), opinó que al parecer el indicador ha alcanzado una "barrera de resistencia", ya que difícilmente el nivel general de precios podrá reportar tasas de crecimiento más bajas. Mencionó en particular el indicador subyacente, que no se ha movido de 4 por ciento. Lo anterior se debe a la combinación de algunos factores como la volatilidad de los precios de los productos agropecuarios y la tendencia alcista de las tarifas de los combustibles, que han presionado al transporte.

INPC ANUAL
Variación porcentual



6
5
4
3
2
4.29%
Oct Ene Abr Jul Oct Ene Abr Jul Oct Ene Abr Jul Oct
2004
2005
2006

Fuente: Banco de México.

Es previsible que durante noviembre y diciembre el INPC mantendrá una tendencia estable, aunque sus tasas de incremento ya no podrán regresar a las de agosto o de los meses previos.

Por lo pronto, no hay elementos que puedan implicar modificaciones para las expectativas de 2007. Consultores Internacionales calcula tasas cercanas a 4 por ciento. ◙

En septiembre, el mayor déficit comercial del año

☐ *Saldo negativo de mil 350 mdd*

La actividad comercial de México con el exterior arrojó en septiembre un saldo deficitario por mil 350 millones de dólares, debido a que se redujeron las exportaciones de petrolíferos y a que aumentaron las importaciones de bienes.

Esta cifra es la más alta en lo que va del año, apuntó el Instituto Nacional de Estadística, Geografía e Informática (INEGI).

Según información revisada, precisó, las exportaciones totales de México en el noveno mes del año sumaron 20 mil 629 millones de dólares, 12.7 por ciento más que lo reportado en igual mes de 2005.

No obstante, es pertinente recordar que el monto de las exportaciones totales se ubicó por debajo de la marca histórica alcanzada en agosto, cuando se valuaron en 22 mil 800 millones de dólares. En particular, las ventas al exterior petroleras sumaron tres mil 15 millones de dólares, lo que representó un incremento de 3.6 por ciento.

Sin embargo, el crudo dejó ver un menor ritmo de crecimiento, ya que sus ventas ascendieron a dos mil 610 millones de dólares, 737 millones menos que en agosto.

Las mediciones por volúmenes de exportación también reflejan pérdida de dinamismo, ya que en septiembre se reportaron mil 678 millones de barriles de petróleo, cuando en agosto habían sido colocados mil 776.

A su vez, las ventas de bienes manufacturados sumaron un valor de 17 mil 139 millones de dólares, 14.1 por ciento superior a lo vendido en septiembre del año pasado.

Las ramas de actividad con mayor demanda en el exterior fueron siderurgia, fotografía y óptica, minerometalurgia, maquinaria para la industria y productos metálicos.

En particular, las empresas maquiladoras vieron crecer sus exportaciones en 16.3 por ciento, mientras que el resto de las manufactureras lograron 11.5 por ciento.

Asimismo, las exportaciones agropecuarias y de las industrias extractivas generaron ingresos al país por 327 y 148 millones de dólares, que significaron incrementos de 11.4 y 80 por ciento. *(Guadalupe Cadena)* ◙

HERDEZ
GRUPO HERDEZ.

AVISO
SEÑORES ACCIONISTAS.

Hacemos del conocimiento de los Accionistas de GRUPO HERDEZ, S.A.B. DE C.V., que en la Asamblea General Extraordinaria de Accionistas que se llevó a cabo el día 18 de octubre de 2006, se decretó el pago de un dividendo extraordinario que proviene de la Cuenta de Utilidades de ejercicios anteriores y con el saldo actualizado a la fecha, de la Cuenta de Utilidad Fiscal Neta, a razón de $ 0.90 (CERO PESOS 90/100 M.N.), por cada una de las acciones de la Única serie en circulación a cubrirse el día 15 de noviembre de 2006 contra entrega del cupón número UNO, en las oficinas de la Tesorería de la Sociedad, ubicada en Monte Pelvoux No. 215, colonia Lomas de Chapultepec, 11000 México, D.F.

México D.F., 10 de noviembre de 2006.

MARTÍN ERNESTO RAMOS ORTIZ.
Secretario del Consejo de Administración.

S.D. INDEVAL S.A. DE C. V.

PARA.	*LIC. HECTOR HERNANDEZ-PONS TORRES* *LIC. CARMEN STRUCK*
COMPAÑIA:	*GRUPO HERDEZ, S. A. C. V.*
TELEFONO:	*5201-5655 Y 5201*
FAX:	*5201-5646*
DE:	*SR. NOE REYES LOPEZ*
COMPAÑIA:	*S. D. INDEVAL, S. A. DE C. V.*
TELEFONO:	*5726-6902 Y 5726-66-00 EXT-4277*
FAX:	*726-67-08*

FECHA 13 DE NOVIEMBRE DE 2006

TOTAL DE PAGINAS 1

DIVIDENDO DE: *HERDEZ*

SOBRE: 340´784,762 ACCIONES SERIE " * " X $ 0.90 = $306´706,285.80

EL PAGO QUE REALIZEN A S. D. INDEVAL, S. A. DE C. V. POR TRANSFERENCIA ELECTRONICA DEBERA SER ANTES DE LAS 11:00 AM, A LA CUENTA DE BANCOMER # 00445541026 SUCURSAL # 06 FLORENCIA PLAZA 001 Y VIA SPEUA 012 180 00445541026 9

NOTICE OF THE GENERAL EXTRAORDINARY SHAREHOLDERS MEETING
GRUPO HERDEZ, S.A. DE C.V.

According to section eleven and twelve of Grupo Herdez, S.A. de C.V., By Laws, and Articles 182 and 184 of the General Law of Business Associations and article 49 of the Stock Market Law; by the resolution taken by the Board of Directors in their meeting of July 20, 2006, and in compliance with the Stock Market Law; notice of the General Extraordinary Shareholders Meeting is given to the Shareholders which will take place on October 18, 2006 at 12:00 P.M., at the Company's social domicile located on Monte Pelvoux No. 215, Lomas de Chapultepec, Zip Code 11000, México City.

The meeting will be set with the following:

AGENDA

1. Discussion, and if the case, approval to modify the Company's By Laws according to the Stock Market Law, as well as the expedition, exchange and cancellation of the share titles.
2. Designation of the Presidents of the Auditing Committee and Social Practice Committee.
3. Discussion, and if the case, approval to grant, ratify or revoke powers of attorneys that the Company granted.
4. Discussion, and if the case, approval of the maximum authorize amount of the variable social capital according to clause 6 of the By Laws.
5. Discussion, and if the case, approval of the proponed payment of an extraordinary dividend of $0.90 Mexican pesos per share.
6. Appointment of special agents.

To be able to have the right to attend and vote at the Meeting, the Shareholders must obtain an admission card at the address mentioned above by presenting to the Secretary of the Board of Directors the share certificates or the certificate of their deposit with S.D. Indeval, S.A. de C.V., or with any other credit institution, no later than 24 hours before the time of the meeting.

The shareholders may attend the Meeting personally or through their representative with the required power of attorney, or designated by the forms that the Company has established according to article 49, section III of the Stock Market Law.

Mexico City, September 28, 2006.

For the Board of Directors:

M. ERNESTO RAMOS ORTIZ.
Secretary.

GRUPO HERDEZ

CONVOCATORIA.

ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS.

De conformidad con la Cláusula Décimo Primera y Décimo Segunda de los Estatutos Sociales, los Artículos 182 y 184 de la Ley General de Sociedades Mercantiles y el Artículo 49 de la Ley del Mercado de Valores, mediante resolución adoptada por el Consejo de Administración de la Sociedad en su sesión celebrada el día 20 de julio de 2006 y en cumplimiento con la Ley del Mercado de Valores, se convoca a los accionistas de **GRUPO HERDEZ, S.A. DE C.V.**, a la Asamblea General Extraordinaria de Accionistas, que se llevará a cabo el próximo día **18 de octubre de 2006 a las 12:00 horas**, en el domicilio de la Sociedad, ubicado en Monte Pelvoux No. 215, Lomas de Chapultepec, 11000 México, Distrito Federal.

La asamblea de accionistas se desarrollará de conformidad con el siguiente:

ORDEN DEL DÍA.

1. Discusión y, en su caso, aprobación para modificar los estatutos sociales de la Sociedad adecuándolos a las disposiciones de la Ley del Mercado de Valores vigente así como la expedición, canje y cancelación de los títulos de acciones correspondientes.
2. Designación de los Presidentes de los Comités de Auditoria y de Prácticas Societarias.
3. Discusión y, en su caso, aprobación para otorgar, ratificar o revocar poderes otorgados por la Sociedad.
4. Discusión y, en su caso, aprobación del monto máximo autorizado de la parte variable del capital social de conformidad con la cláusula 6ª de los Estatutos Sociales.
5. Discusión y, en su caso, aprobación sobre la propuesta respecto al pago de un dividendo extraordinario a razón de $ 0.90 M.N., por acción.
6. Designación de delegados especiales.

Para tener derecho de asistir y votar en las asambleas, los Accionistas deberán recabar la tarjeta de admisión correspondiente, mediante la presentación al Secretario del Consejo de Administración, quien se localiza en el mismo domicilio antes indicado, de los títulos definitivos o de las constancias que acrediten el depósito de sus acciones, en S. D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, a mas tardar 24 horas antes de la hora fijada para la celebración de la Asamblea.

Los Accionistas podrán comparecer a la Asamblea personalmente o representados por su apoderado con poder general o especial, o designado mediante el formulario establecido por la Sociedad de conformidad con el Artículo 49 fracción III de la Ley del Mercado de Valores.

México, D. F. a 28 de septiembre de 2006.

Por el Consejo de Administración:

C.P. M. ERNESTO RAMOS ORTIZ.
Secretario.

ENTREVISTA

Reclutadora de ejecutivos apuesta a México

Michael Page planea convertir al país en una de las principales unidades de negocio

- Integra una base de cinco mil candidatos
- Lafarge y Firestone, entre sus clientes

Alma López

Un obstáculo que las empresas multinacionales y mexicanas encuentran en el reclutamiento de personal para los puestos ejecutivos medios y altos es la falta de talento con las características adecuadas: educación especializada, de preferencia con posgrados en universidades europeas o estadounidenses, bilingües o trilingües y experiencia laboral mínima de cuatro años.

Ese panorama es precisamente el que arroja una perspectiva positiva a una empresa reclutadora de alto nivel.

Christophe Rosset, director general de la empresa reclutadora de recursos humanos Michael Page Internacional, informó que esta firma integró una base de cinco mil candidatos a sólo cuatro meses de haber iniciado formalmente operaciones en el país.

Enfocada en sus inicios en las áreas de finanzas y banca, de las 18 en que opera, la firma especializada de origen inglés prevé convertir a México en una de las principales unidades de negocio, al reclutar ejecutivos medios y altos, calificados para incorporarse a las empresas privadas del país y de Centro y Suramérica.

Entre la cartera de 25 clientes que ya tiene la compañía, destacan las subsidiarias de Cetelem, Amitech, Firestone, Depfa Bank, DHL, Lafarge, St. Gobain, Regus, Lowe, LHS, Ryder y Tatcher Proffitt, entre otros. Y los salarios que ofrecen a los candidatos van de los 20 mil a los 150 mil pesos mensuales, para cargos de dirección, gerencia de contabilidad o banca corporativa, control de gestión, planeación estratégica, tesorería, costos, auditoría, riesgo y crédito, entre otros.

Durante la entrevista en las oficinas de la firma, el director general comentó los cuatro medios que utilizan: base de datos, página web —donde los aspirantes pueden incorporar sus datos y currículum—, anuncios en medios impresos especializados, así como la búsqueda directa, tanto en compañías como en las bolsas de trabajo de las instituciones de educación superior.

Los candidatos también son entrevistados por el equipo de la firma, integrado por seis consultores especializados, que mediante un sistema de evaluación valoran sus capacidades intelectuales, de trabajo en equipo, liderazgo e innovación.

De los cinco mil candidatos integrados en la base de datos de Michael Page Internacional, 95 por ciento son mexicanos y 5 por ciento extranjeros residentes en el país.



Christophe Rosset. (Foto: U. Ramírez)

Christophe Rosset apuntó que las organizaciones multinacionales buscan incorporar talento mexicano, por la reducción de costos que pueden lograr contra la importación de talento de otros países; asimismo por el conocimiento que pueden tener de las características del mercado local.

Sin embargo, recomendó a los candidatos permanecer un mínimo de dos a tres años en una misma empresa, toda vez que es sinónimo de experiencia y profesionalismo, pues han detectado casos en los cuales un ejecutivo con siete años de experiencia laboral ha trabajado hasta en siete diferentes compañías.

El ejecutivo comentó que en 2007 también se enfocarán al reclutamiento de personal para ventas y *marketing* y después lo harán también en ingeniería y técnica.

Sin revelar el monto de su facturación ni las metas de mediano plazo, confía en el crecimiento de Michael Page en México. En Brasil, a dos años de iniciar operaciones, ya cuentan con tres oficinas y un equipo de 90 consultores.



Las empresas mexicanas tienen un gran mercado de largo plazo para atender.

Acuerdan México e India fortalecer apoyos para pymes

Se impulsarán fuertemente las exportaciones hacia ese país

Redacción
El Economista

Es tiempo de que México vea con una visión de futuro la relación comercial con la India, una de las economías emergentes más importantes del mundo, "pues en mediano plazo, su enorme tamaño, su mercado interno y sus capacidades tecnológicas, lo colocarán como uno de los principales jugadores en la escena de competitividad mundial", afirmó el subsecretario para la Pequeña y Mediana Empresa de la secretaría de Economía, Alejandro González.

Con el fin de estrechar relaciones comerciales con aquel país, que cuenta con un mercado interno de más de 300 millones de consumidores, la subsecretaría establecerá próximamente en la India una nueva Impulsora de Oferta Exportable, que permitirá incrementar las exportaciones mexicanas de manera significativa.

México e India tienen grandes similitudes en su sector de las pymes, agregó el funcionario. En ambos países éstas constituyen más de 99% del total de empresas y enfrentan fuertes necesidades de capacitación y de incorporación de mayor valor agregado en la producción de sus bienes y servicios.

Algunos de los sectores en los que se considera que México podría tener un incremento sustantivo de exportaciones son: autopartes, alimentos y bebidas, alimentos orgánicos, componentes de computación, productos electrónicos, joyería, diseño de sistemas micro electro-mecánicos y diseños de ingeniería, dijo el funcionario durante su visita en ese país.

Ante esta situación González Hernández declaró que es importante fortalecer desde ahora los vínculos comerciales y tecnológicos con dicha nación, por lo que desde el 25 de septiembre pasado se realiza en la India la Primera Reunión del Comité Conjunto México-India en materia de pequeña y mediana empresa, en la que participan empresas, organizaciones, instituciones y representantes de gobiernos estatales y municipales interesados en fortalecer las exportaciones mexicanas y la atracción de inversión de ese país a México.

Al respecto, el secretario para la Pequeña y Mediana Empresa de la India, Anupam Dasgupta manifestó que "México es sin lugar a dudas, el mercado latinoamericano más importante para la India, por su madurez y el tamaño de la economía mexicana".

En este contexto, Eduardo Valtierra, presidente Noroeste de la Cámara Electrónica, de Telecomunicaciones e Informática (Canieti), suscribió un acuerdo de colaboración con su contraparte, el Consejo de Promoción de la Electrónica y el Software Computacional (ESC) para fortalecer la colaboración en materia de las industrias electrónica y de desarrollo de *software*.

El Plan de Acción acordado entre ambas naciones para impulsar el fortalecimiento del sector compromete la participación India en eventos mexicanos tales como Expo Val en noviembre del 2006, Expo Comm en febrero del 2007 y en la Semana Nacional Pyme del próximo año.

Las empresas mexicanas participarán en la Feria de Comercio Internacional de la India en noviembre del 2006 y febrero del 2007, donde se profundizará en las alianzas estratégicas para el desarrollo de *software* con sus contrapartes de ese país.

pymes@eleconomista.com.mx

Minute of the Grupo Herdez, S.A. de C.V. General Extraordinary Shareholders Meeting, held at its social domicile in Mexico City, at 12:00 pm. on October 18, 2006.

Mr. Héctor Ignacio Hernández-Pons Torres, President of the Board of Directors, presided the Meeting, and Mr. Martín Ernesto Ramos Ortiz, acted as Secretary, whom also is Secretary of the Board of Directors. The Meeting was held in presence of Mr. Francisco Javier Soní Ocampo and Mr. Mario Fernández Dávalos.

The Chairman proposed, and the Shareholders unanimously appointed as scrutinizers, Mrs. Ma. del Carmen Struck Cano and Mr. Eduardo Osio Hernández-Pons, whom proceeded to count the shares that each Shareholder owns.

After examining the number of shares according to the attendance list, 426'490,096 (four hundred twenty six million four hundred ninety thousand ninety six) shares of the 428'084,763 (four hundred twenty eight million eighty four thousand seven hundred sixty three) shares with voting right, in other words, 99.62% (ninety nine point sixty two percent).

The Secretary mentioned that he assured the fact that (i) the information and documents regarding each issue of the Agenda of this Meeting were made available to the Shareholders at their offices at least 15 days prior to the Meeting and, (ii) through the Stock Market and the Board, the Shareholders received at least 15 days prior to the Meeting the forms to which article 49 of the Stock Market Law mentions.

The President, according to the Company's By Laws, the General Law of Business Associations and the Stock Market Law, declared the Meeting legally installed and the agreements reached in it valid.

The Secretary read the following:

AGENDA.

1. Discussion, and if the case, approval to modify the Company's By Laws according to the Stock Market Law, as well as the expedition, exchange and cancellation of the share titles.
2. Designation of the Presidents of the Auditing Committee and Social Practice Committee.
3. Discussion, and if the case, approval to grant, ratify or revoke powers of attorneys that the Company granted.
4. Discussion, and if the case, approval of the maximum authorize amount of the variable social capital according to clause 6 of the By Laws.
5. Discussion, and if the case, approval of the proponed payment of an extraordinary dividend of $0.90 Mexican pesos per share.
6. Appointment of special agents.

Once the Agenda was unanimously approved, the Shareholders proceeded with the following:

FIRST. In the first issue of the Agenda, the Chairman mentioned that according to the new Stock Market Law, published on December 30th., 2005 in the Mexican Official Daily Paper, applicable since June 28, 2006 according to its transitory articles; the Companies that issue securities and that are enrolled in the National Value Registry of the National Bank and Security Commission, must convert to Anonymous Stock Exchanging Companies, and adjust their By Laws in order to comply with these new dispositions. So, in order to comply with these requirements, the Company's By Laws will be reformed as follows:

GRUPO HERDEZ, S.A. DE C.V. BY LAWS

FIRST.- NAME. The Company's name is **"GRUPO HERDEZ"**, and the words "Sociedad Anónima Bursátil de Capital Variable" or its abbreviation "S.A.B. de C.V.", will follow, this meaning, a Corporation with a variable capital involved in stock exchange transactions.

SECOND.- DOMICILE. The Company's social domicile will be Mexico City, Federal District, and t may be able to establish agencies or offices in any place within Mexico or abroad.

THIRD.- CORPORATE PURPOSE. The Company's corporate purpose is:

I.- To promote, constitute, organize, exploit and participate in the capital and assets of any Corporations or Associations, whether national or foreign, and participate in their administration or liquidation;

II.- To acquire, sell and negotiate with all types of shares, company shares and any other value legally allowed;

III.- To acquire, sell and negotiate with its own shares or bonds that represent them according to article fifty six of the Stock Market Law;

IV.- To issue, subscribe, accept, indorse or guarantee shares or bonds in terms of Law, including but not limited to shares, stock exchange certificates and optional titles or values in terms of article fifty three, fifty six, sixty one and sixty five of Stock Market Law;

V.- To engage in all kinds of acts, contract loans or liabilities, granting and receiving specific types of securities, issue obligations, bonds, commercial bills, shares and all kinds of values accepted in terms of Law; accept, issue, endorse or guarantee all kinds of credit instruments and values, grant bonds or guaranties of any kind, regarding the obligations assumed by the Company or because of the titles that the Company issued, including those accepted by third parties;

VI.- To acquire, commercialize, sell, take and grant the equitable estate of personal property and real estate;

VII.- To obtain, acquire, contract and grant by any lawful means, patents, trademarks, names, commercial names, designs, plans, formulas, studies, projects, copyright and claims of any kina of industrial or commercial activities;

VIII.- To render or hire technical, administrative, consultations and advisory services, as well as engaging in contracts or agreements related to its corporate purpose; and

IX.- The Company will engage in any lawful activity, either necessary or accessory for its corporate purpose.

FOURTH.- <u>DURATION</u>. The Company will have an indefinite duration.

FIFTH.- <u>AGREEMENT REGARDING FOREIGN SHAREHOLDERS</u>. This Company is Mexican. The present or future foreign shareholders, are obligated with the Mexican Foreign Ministry to be considered as Mexican nationals regarding the Company shares that they acquire or own, as well for their assets, rights, claims, participations or interests in the Company, or of the rights or obligations that derive from the Company's contracts. These shareholders resign all and every right to ask for the protection of their governments, and, in case they do, they will lose all benefits of the Mexican nation regarding their shares, rights and assets.

SIXTH.- <u>CAPITAL STOCK</u>. The capital stock is variable. The minimum fixed capital stock with no withdrawal right is SIX MILION EIGHT HUNDRED TWENTY FIVE THOUSAND TWO HUNDRED NINETY FOUR PESOS WITH SEVENTY CENTS which is represented by FORTY THREE MILLION TWO HUNDRED THOUSAND ordinary shares, registered, without nominal value, totally subscribed and paid for.

The amount of the variable capital stock will always be represented by shares with the characteristics that the Shareholders determine for their issuance and they must always be ordinary, nominative and without nominal value expression.

Not withstanding, in terms of article fifty tour of the Stock Market Law the Company will be able to issue other shares different than the ordinary ones, including limited or restricted voting shares, or shares with no voting right and those included in article one hundred and twelve and one hundred thirteen of the General Law of Business Associations, according to article fifty four of the Stock Market Law and article twelve of the Company's By Laws.

The Company may also issue ordinary, nominative, representative shares of the variable part of the capital stock, without expression of their nominal value.

SEVENTH.- SHARES. For identification purposes, the representative shares of the capital stock will be divided in two classes.

I.- Class "I" that includes shares that represent the minimum fixed capital, without withdrawal rights; and

II.- Class "II" that is integrated by the shares that represent the variable part of the capital stock.

In terms of the last paragraph of article fifty of the Stock Market Law, the holders of variable capital representative shares will not have the withdrawal right mentioned in article two hundred twenty of the General Law of Business Associations.

Exception made that the Company issues different ordinary shares than the ones mentioned in article fifty four of the Stock Market Law, the total of the capital stock will be represented by ordinary, nominative with no expression of nominal value shares, of free issuance that confer to their holders equal rights and obligations.

The limited, restricted or with no vote right shares that the Company issues in terms of article fifty four of the Stock Market Law and the authorization that the National Banking and Value Commission grants, will have the rights that the Shareholders decide.

When foreign shareholders take part in the capital stock, they must comply with the prevailing rules established for foreign investment.

The property of one or more shares implies the acceptance of the Company's By Laws and the resolutions adopted by the Shareholders or the Board of Directors

EIGHTH.- STOCK CERTIFICATE. The shares will be inserted in print certificates. Provisional certificates may be issued in the meantime.

Both provisional and definitive stock certificates will be numbered in each class and the may include one or more shares, the definite will have nominative numbered coupons that will be torn off the certificate and exchanged for dividends or interests with the Company. Provisional certificates may also have coupons. Definite and provisional certificates must contain all the requirements specified in article one hundred twenty five of the General Law of Business Associations. Article Fifth of the By Laws will be transcribed in each certificate and they must have an autograph or facsimile signature, in this case, the original signature in the Public Commerce Registry of the Company's domicile by the President of the Board of Directors and the Secretary, non Member of the Board or by any other Member of the Board will be required.

Provisional or definite stock certificates issued by the Company without nominal value will also omit the reference to the capital stock, in terms of fraction IV, article twenty five of General Law of Business Associations.

At the holders request and expense, the provisional and definite certificates can be exchanged for other certificates with a different denomination. If the certificates are stolen, misplaced, lost or destroyed, they will be replaced at the holders expense in terms of the procedure established in the General Law of Titles and Credit Operations.

NINTH.- SHARES REGISTRY BOOK. The Company will have a share registry book that may be managed by the Secretary, non Member of the Board, by a third party or any other Stock Deposit Institution. The information required by article one hundred twenty eight of the General Law of Business Associations must be written in the book. In terms of article one hundred twenty nine of the General Law of Business Associations and these By Laws,

the Company will consider as holders of the shares the person who is mentioned in the Shares Registry Book. At the holder's request, the information of the transmission of shares must be written down in the Book.

In order to prepare an attendance list for a Shareholders Meeting, the Share Registry Book must be closed five days prior to the Meeting and will not be opened until the day of the Meeting or when it must have taken place.

TENTH.- CAPITAL INCREASE AND CUTBACK. Excluding the increase or cutback in the Company's Social capital consequence of the acquisition of its own shares form the stock market that operates its shares, and if it is agreed that these shares are to be converted to Treasury Shares according to the By Laws, article fifty three of the Stock Market Law and the general rules that the National Banking and Values Commission issues, all increases and cutbacks in the fixed social capital, must be made by resolution adopted in General Extraordinary Shareholders Meeting, and the Minute must be notarized and registered in the Public Commerce and Property Registry of the social domicile.

The General Extraordinary Shareholders Meeting will set the maximum amount for the variable part of the capital. The Minute must also be notarized and registered in the Public Commerce and Property Registry of the social domicile.

In the maximum amount authorized by the General Extraordinary Shareholders Meeting referred to in the preceding paragraph, any increase in the variable part of the social capital may be decreed by the General Ordinary Shareholders Meeting. In this case the Minute must be notarized but its registration in the Public Commerce and Property Registry of the social domicile is not necessary.

The reductions in the variable part of the capital will also be decreed by the General Ordinary Shareholders Meeting, without being necessary to notarize or register the minute in the Public Commerce and Property Registry of the social domicile. The social capital may not be reduced to less than the permitted minimum.

The social capital may not be increased until all previously issued shares are paid.

The shares that by resolution of the General Extraordinary Shareholders Meeting are issued to represent the variable part of the capital stock must be deposited in the Company's Treasury so they can be delivered by the Board of Directors to the Shareholders after they are subscribed and paid for. In all cases the Shareholders' preferential rights must be respected.

The Shareholders will have preferential rights to subscribe new shares in case of an increase in the capital stock in the same proportion of the number of shares that they own at the time.

This right must be exercised within the next fifteen days after its publication in the Mexican Official Daily Paper.

If there are still some shares that haven't been subscribed after the time limit set in this clause expires, the Board of Directors will offer them to any third parties for their subscription and payment, as long as these shares are not offered in more favorable conditions than those offered to the Shareholders.

If the Board of Directors, during the fifteen days after the expiration date already mentioned, haven't been able to subscribe the shares, either by the Shareholders or third parties, these shares will be cancelled and the capital stock will be reduced in the same proportion as the canceled shares.

The cutbacks in the capital in order to absorb loss or to reimburse the Shareholders will be proportionally amortized with the number of shares in circulation, but in all cases, the shares that represent the variable part of the capital will be amortized first, and only if the

amount of these shares is insufficient to absorb totally the approved amount of the reduction of the capital, the shares that represent the fixed minimum capital shares with no right of withdrawal will be amortized in order to complete the reduction of the capital required.

The Shareholders of the variable part of the capital will not have the withdrawal right mentioned in article two hundred twenty of the General Law of Business Associations, according to the last paragraph of article fifty of the Stock Market Law.

None of the Shareholders may exercise the right of separation mentioned in article two hundred twenty one of the General Law of Business Associations, when as the result of this right the minimum part of the capital is reduced less than allowed.

All increase or cutback in the capital must be registered in the Company's Registry Book.

ELEVENTH.- <u>TREASUARY SHARE ISSUANCE</u>. The Company, in terms of article two hundred sixteen and applicable of the General Law of Business Associations, may issue unsubscribed shares that it keeps in its Treasury and that are not meant to be subscribed publicly. Additionally, the Company can also issue non subscribed shares of the Treasury in compliance with article fifty three of the Stock Market Law, so that they can be subscribed afterwards by the investing public as long as: **(i)** The General Extraordinary Shareholders Meeting approves the maximum amount of the increment of the capital and the conditions of the issuance of the shares; **(ii)** the subscription of the shares will be thorough a public offer, previous register in the National Registry of Values, in compliance with the Stock Market Law, and further general dispositions emitted by the National Banking and Values Commission; and **(iii)** the amount of the subscribed and paid capital is announced when the publicity regarding the authorized capital represented by the issues non subscribed shares is made.

The preferential subscription right referred to in article one hundred thirty two of the General Law of Business Associations is not applicable when increasing the capital through public offers.

TWELFTH.- <u>ISSU ANCE OF SHARES OTHER THAN ORDINARY ONES</u>. According clause sixth and seventh of the By Laws and article fifty four of the Stock Market Law, the Company can only issue ordinary shares that grant their holders a voting right. Notwithstanding, the National Banking and Values Commission may authorize the Company to issue non ordinary shares, as long as the limited, restricted or non voting shares, including the ones issued by the Company according to articles one hundred twelve and one hundred thirteen of the General Law of Business Associations, don't exceed twenty five percent of the total paid social stock that the National Banking and Values Commission considers as placed in the investing public at the date of the public offering, in terms of the general dispositions of the National Banking and Values Commission.

The Company will be able to issue shares other than ordinary ones, exceeding the limit mentioned in the previous paragraph, as long as the National Banking and Values Commission grants its authorization, in the understanding that the shares necessarily convert to shares with full voting rights. Such conversion shall take place in no more than five years from the date of their issuance.

The non voting shares will not count for quorum purposes in the Shareholders Meetings, the limited voting shares or the restricted ones will only be computed in order to session legally in the Shareholders Meetings, to which their holders must be summoned so they can exercise their voting rights.

THIRTEENTH.- <u>SHAREHOLDERS MEETINGS</u>. The Shareholders Meeting is the supreme organ of the Company. The General Shareholders Meetings are ordinary or extraordinary, and will take place at the Company's social domicile, except in case of act of nature or irresistible force.

The General Ordinary Shareholders Meeting will meet at least once a year, in the following four months of the end of the fiscal year. At the Meeting, besides the issues included in the Agenda, the Shareholders will consider the matters referred to in article one hundred eighty one of the General Law of Business Associations. Besides the mentioned issues, the Shareholders Meeting must get together to approve the Company's and the other Companies it controls operations, in one fiscal year when they represent twenty percent or more of the consolidated assets of the Company, based upon the numbers that result from the third trimester. They may be celebrated jointly or one after the other, but because of their characteristics they may be considered one operation. In these Meetings, the shareholders with voting shares can vote, even if their votes are limited o restricted.

The General Ordinary Shareholders Meeting must decide upon the maximum amount of resources that may be applied to buy the Company's own shares in a fiscal year, with the only limitation that the total amount of resources applied, dose not exceed the Company's total profit.

Additionally, in the Extraordinary Meetings the issues mentioned in article one hundred eighty two of the General Law of Business Associations will be discussed.

The General Shareholders Meetings will be summoned by the President of Board of Directors or by the Secretary non member of the Board. The Meetings can also be summoned by the President of the Auditing Committee or, by the request of the Shareholders that hold voting rights either limited or restricted and that represent at least ten percent of the capital stock in terms of article fifty of the Stock Market Law by the President of the Social Practices Committee.

The Members of the Board of Directors, General Director and the third party that renders their services as an external auditor, as well as any other person esteemed necessary, may assist to the Company's Shareholders Meetings.

FOURTEENTH.- MINORITY RIGHTS. According to articles thirty eight and forty six of the Stock Market Law the shareholders that hold voting shares, even those that are restricted or limited, and that represent, individually or jointly at least five per cent of the social stock, may exercise liability actions against Managers, the Company's General Director and any other relevant officers, this dose not require the fulfillment of the terms specified in articles one hundred sixty one and one hundred sixty three of the General Law of Business Associations. According to this paragraph, the actions exercised by the Shareholders must include the total amount of their responsibilities in favor of the Company, other Companies controlled by it or of those in which it has a meaningful influence –as such term is defined later on-, and not only in those where there is only a personal interest of the claming parties. The practice of this action is subject to that established in article thirty eight and thirty nine of Stock Market Law.

The shareholders that hold voting shares, even those that are restricted or limited, and that represent, individually or jointly at least ten per cent of the social stock, will have the right to ask the President of the Board or the Committees, at any time, to summon a General Shareholders Meeting, without article one hundred eighty four resulting applicable General Law of Business Associations.

Additionally, when the Shareholders that hold voting shares, even those that are limited, and that represent at least ten per cent in the Shareholders Meeting, do not consider that they are sufficiently informed, without being necessary the percentage established in article one hundred ninety nine of the General Law of Business Associations, may request to postpone the voting for one only occasion for a period of three natural days, without requiring to summon again the Shareholders

Also, the Shareholders that hold voting shares, even those that are limited or restricted, that represent at least twenty percent of the capital stock, may oppose judicially the resolutions taken at a General Shareholders Meeting, not applicable the percentage

established in article two hundred one of the General Law of Business Associations.

The shareholders that hold voting shares, even those that are restricted or limited, and that represent, individually or jointly at least ten per cent of the capital stock, may appoint or revoke in a Shareholders Meeting a Member of the Board. The appointment of a Member of the Board may only be revoked by the other Shareholders when the appointment of the rest of the Members of the Board are revoked, in which case, the substituted members may not be appointed again until after twelve months of the date that they were revoked. Any Shareholder that votes in a Meeting in disservice of the Company will be liable for all damages he causes. When voting, the Shareholders must observe the dispositions contained in article one hundred ninety six of the General Law of Business Associations. According to article fifty two of the Stock Market Law, it will be presumed that a shareholder holds an interest in an operation that is contrary to those of the Company, other Companies it controls or when having control over the Company –as such term is defined later on- if he votes in favor or against operations obtaining benefits that exclude other shareholders, the Company or other Companies it controls. According to the By Laws *Control* means the capacity of a person or a group of people to do the following: **(i)** impose, directly or indirectly, decisions to the General Shareholders Meeting or its equivalent in another Company or destitute the majority of the advisors or its equivalent in a Company; **(ii)** maintain the ownership of the rights that allow to, directly or indirectly, exercise a voting right of more than fifty percent of the capital stock of a Company; or **(iii)** manage, directly or indirectly, the administration, strategy, or the basic politics of a Company, thought the ownership of certain values, by contract or in any other way.

For any action against the Shareholders contrary to that mentioned in the previous paragraph, the terms established in article thirty eight of the Stock Market Law will be enforced.

The Shareholders may contract amongst each other, in terms of fraction VI of article sixteen of the Stock Market Law. Such contracts and their conditions must be notified to the Company five day alter they are executed so that the investing public is aware of them through notice given by the Mexican Stock Market. Additionally, the existence of such contracts must be included in the annual report that the Company presents to the Mexican Stock Market and National Banking and Values Commission, in terms of article one hundred four of the Stock Market Law. The Company must keep the contracts available at its offices for the public.

The contracts mentioned in the previous paragraph, can not be held against the Company, and their breach will not affect the validity of their voting right in the Shareholders Meetings, they will solely be binding for the parties that engaged in them.

FIFTEENTH.- NOTICE OF A MEETING. The notice of a Meeting for the General Ordinary and Extraordinary Shareholders Meetings will be made by the Secretary non member of the Board of Directors, by the President of the Board of Directors or by the President of the Auditing Committee or the President of Social Practices Committee and Publisher in the Mexican Official Paper, or in a mayor circulation newspaper in the social domicile, at least fifteen days prior to the date of the Meeting.

The summons must express the place, day and tour of the Meeting. It will also mention the Agenda that will be followed and it must be signed. A summon will not be necessary when all the shares of the capital stock are fully represented.

Not withstanding the above, and according to article fifty of the Stock Market Law and article fourteen of the By Laws, the Shareholders with voting right shares, even those that are restricted or limited, and that represent at least ten per cent of the social capital may ask the President of the Board, the President of the Auditing Committee or the President of Social Practices Committee to summon a General Shareholders Meeting, not being applicable the percentage mentioned in article one hundred eighty four of the General Law of Business Associations.

At the time the notice of a Shareholders Meeting is Published, the Company must keep available to the Shareholders all information and documents related to each issue of the Agenda.

SIXTEENTH.- **REPRESENTATION AND ADMISSION TO THE MEETINGS**. The Shareholders may be represented in the Meetings by granting to a third party a power in the forms previously elaborated by the Company, which will be at their disposal through intermediates of stock market or at the Company's offices at least fifteen days prior to the Meeting. The forms must include the following:

I.- The Company's name, the Agenda with the exception that the Agenda can not include an issue regarding general issues or any other similar matter. In terms of article forty eight of the Stock Market Law, the Shareholders have the right to not allow other Shareholders to address such general issues in the Meeting; and

II.- The form must have enough space for the instructions of the Shareholder that grant the power.

The Secretary non member of the Board is obliged to verify that the rules set in this clause are strictly applied and inform it to the Shareholders Meeting, and make mention of this fact in the minute.

The Shareholder can not be represented by Members of the Board of Directors.

To be admitted in the Shareholders Meeting, the holders of the shares that represent the Company's capital stock must be properly registered in the Registry Share Book that the Company keeps in terms of the By Laws. Additionally, the Shareholders must request from the Secretary non member of the Board, no later than the last business day before the Meeting an admission card that will be exchanged with the provisional deposit certificates or share titles or the document that expresses that the shares have been deposited in a proper Institution for the deposit of values or fiduciary or credit Institution, Esther national or foreign.

SEVENTEENTH.- MEETINGS PRESIDENCY. The General Ordinary and Extraordinary Shareholders Meetings will be presided by the President of the Board of Directors and in his absence, by any Shareholder designated by the others or their representatives.

The President will name from amongst the Shareholders one or more scrutinizers, so they determine if there is the legal quorum required to session legally and install the Meeting and so they can count the votes if the President orders.

EIGHTEENTH.- INSTALATION OF THE MEETING. The General Ordinary Shareholders Meetings that take place with the first notice are considered legally installed when at least fifty percent of the capital stock is represented; for second notice, or future notices, the General Ordinary Shareholders Meetings will be legally installed with any whatever number of shares are represented.

The General Extraordinary Shareholders Meetings will be considered as legally installed with the first notice if at least seventy five percent of the capital stock is represented, for the second notice or further, the Meeting will be considered legally installed with at least fifty percent of the capital stock.

NINETEENTH.- VOTING IN THE MEETING. The resolutions taken in the General Ordinary Shareholders Meetings in the first notice or further notices will be valid if taken by the majority of the present or represented shares. The resolutions of the General Ordinary Shareholders Meetings installed in the first notice or further notice will be valid if they are approved by the favorable vote of the shares that represent at least half of the capital stock.

Except for the totalitarian Meetings mentioned in article one hundred eighty eight of the General Law of Business Associations, for the resolutions taken in these Meetings to be

valid, the resolutions shall only be related to the issues in the Agenda given in the summon.

The resolutions taken outside the Shareholders Meeting unanimously by the Shareholders that represent the totality of the voting shares o of special category, will have for all legal effects the same validity as if they where taken in a General o Special Meting as long as these resolutions are confirmed in writing.

TWENTIETH.- MINUTES OF THE MEETINGS. Of every Meeting the Shareholders will elaborate a minute in which the resolutions taken in the Meeting will be written down. The minute must be registered in the Shareholders Meeting Book that the Company keeps.

A file of each Meeting will be made and it shall include the minute and the attendance list signed by the scrutinizers, the admission cards, forms for powers of representation, copies of the notice of the Meeting, reports of the board of Directors and any other documents that where presented to the Meeting.

If the Minute of a Shareholder Meeting can not be registered in the book it must be notarized. The minutes of General Extraordinary Shareholders Meetings will be notarized and then registered in the Public Commerce and Property Registry of the Company's domicile. Every Shareholders Meeting Minute and the records of the ones that did not take place because of lack of quorum will be signed by the President and the Secretary of the Meeting.

TWENTY FIRST.- ADMINISTRATION. The Company's administration and representation will be at the charge of the Board of Directors an a General Director, whom will enforce the Company's By Law according to the Stock Market Law and the general rules emitted by the National Banking and Values Commission and the General Law of Business Associations as well as any other applicable legal disposition.

The Board of Director will have a maximum of twenty one proprietary members, from which at least twenty five percent must be independent advisors –as such term is defined later on- and the must fulfill the requirements established in the following article twenty two.

Neither the Company's external auditors nor auditors of other Companies that the Company controls that form part of the Company's Grupo –as such term is defined later on- neither any other person whom performed as an auditor in the previous twelve months can be a Member of the Board.

In regard with these By Laws and according to the Stock Market Law, the terms starting with capital letter will have the following meaning:

"*Consortium*" means, a group of corporations that have an established connection derived form the group of people that controls them.

"*Group of People*" means, people who have established agreements in order to take certain decisions. A Group of People is considered when: (i) they are blood related, kinship by marriage or adoption or a legal manner up to the fourth degree, spouses, and concubines; and (ii) the Company's that form part of a Consortium – as such term is defined- and the person or people that control –as defined later on- the Companies.

"*Business Group*" means, a group of Companies organized with Esther direct or indirect participation en the capital stock, and in which a Company controls them all.

The Board of Directors will appoint a Secretary non Member of the Board, whom will be subject to all the rights and obligations mentioned in the Stock Market Law.

TWENTY SECOND.- INDEPENDANT ADVISORS. In terms of article twenty six of the Stock Market Law, the Independent Advisors of the Board of Directors and their substitutes, will be selected based on their experience, skills and professional prestige, and

their ability to do their job without any conflict of interests, neither personal, financial nor economical.

The General Shareholders Meeting in which the Members of the Board are designated or ratified or in which such designations or ratifications are informed, will qualify the independency of the advisors. The following people may not be designated or act as independent advisors:

I. The relevant directors –as such term is later on defined- or the Company's employees or other corporations that form the consortium as well as their Commissaries. The limitation will be applied to the people that occupied that duty within the previous twelve months.

Regarding the By Laws, "*Relevant Directives*" means, the Company's General Director, and the people that occupy a duty in it or the other corporations it controls, and that make significant decisions that transcend to the administrative, financial, operational or legal aspects of the Company or the consortium, excluding form this definition the Company's advisors.

II. The people who have a significant influence or decision power –as such term is defined- in the Company or the companies that form the Consortium.

"*Significant Influence*" means, the ownership of the right that allows, directly or indirectly, the voting power of at least twenty percent of the Company's capital stock.

"*Decision Power*", means, the capacity to influence in the decisions made at the Shareholders Meetings and the Board of Directors Meetings or in the business course or in the companies controlled by the Company. A person with decision power are: **(i)** the shareholders that have control; **(ii)** the people that have some kina of relationship with the Company o Consortium, through lifelong honorary or any similar appointments, **(iii)** The people that transmitted the Company's control free of charge ora t an inferior value than the actual one in favor of a blood or affinity relative up to the fourth degree, spouse or concubine; or **(iv)** whom may instruct the advisors or relevant directors to take decisions or to execute operations in the Company or the companies it controls.

III. The Shareholders that are part of the group of people that control the Company.

IV. The clients, service providers, suppliers, debtors, creditors, partners, advisors or employees of a corporation that is a client, service provider, supplier, debtor or creditor of the Company.

A client, service provider or supplier is considered to be important when their sales to the Company represent more than ten per cent of the total client's sales within the twelve previous month of his appointment. A debtor or creditor is considered important when the amount of the credit is more than fifteen percent of the Company's or the debtors or creditors assets.

V. Blood, affinity or legal relatives up to the fourth degree, as well as spouses and concubines of the persons mentioned fractions I through V of this twenty first article.

The independent advisors that during their charge cease to be independent must inform such circumstance to the Board of Directors at the next Meeting of the Board.

In terms of article twenty six of the Stock Market Law, the National Banking and Values Commission, previous hearing, the independency of an advisor may be qualified by the Board of Directors in terms of this clause and the Stock Market Law. In such case the independent advisor will loose such qualification.

TWENTY THIRD.- **<u>SUBSTITUTION OF THE MEMBERS OF THE BOARD, PROVISIONAL MEMBERS</u>**. Of each proprietary Member of the Board, the General Ordinary Shareholders Meeting may designate a substitute. The substitute advisors may

only substitute the Members of the Board in terms that that the Shareholders decide. The Substitute Advisors of the independent advisors must be independent in terms of article twenty six of the Stock Market Law, and article twenty two of the By Laws.

In terms of article twenty tour of the Stock Market Law the advisors will continue in function for an extra thirty days if their is no substitute designated or if he has not yet accepted his appointment, even though the term for which they were elected has concluded, in this case article one hundred fifty four of the General Law of Business Associations does not apply. In every case the Board of Directors may designate the Provisional Advisors without the intervention of the Shareholders Meeting, in the event that: **(1)** any of the cases mentioned in article one hundred fifty five of the General Law of Business Associations occurs; **(2)** The Shareholders have not named substitute advisors; **(3)** The advisors named by the Shareholders Meeting do not accept their appointment; or **(4)** in terms of article one hundred fifty five of the General Law of Business Associations: **(i)** in the event that the Shareholders Meeting revokes the appointment of one or more advisors and only during the time that the Shareholders Meeting dose not name their substitutes; or **(ii)** death or inability of an advisor, o **(iii)** any other reason that may cause the inability to function in their appointment.

In the mentioned cases, the Shareholders Meeting will ratify the appointments that the Board of Directors made or will designate substitute advisors in the next Meeting that takes place after the designation of the Provisional Advisors by the Board of Directors.

TWENTY FOURTH.- DESIGNATION OF THE PRESIDENT OF THE BOARD OF DIRECTORS AND THE SECRETARY NON MEMBER OF THE BOARD. The Board of Directors will designate a President from amongst its proprietary members, and if esteemed necessary one or more Vice Presidents, whom will have the faculties granted to them at their designation.

Not withstanding the Company's General Directors faculties according to article forty tour of the Stock Market Law and article one hundred forty eight of the General Law of Business Associations, the President will represent the Board of Directors and the Company with all private individuals and authorities, and will ensure that the resolutions taken by the Shareholders Meeting are enforced; these functions may be delegated to the Auditing Committee.

The Board of Directors by majority of votes will designate its Secretary and Pro-Secretary non Members of the Board:

The Secretary non Member of the Board of Directors or if the case, the Pro-Secretary non Member of the Board of Directors will authenticate with his signature the copies or extracts of the minutes of the Board of Directors Meetings, the Shareholders Meetings as well as any other document related to the Company, and will keep a file of each advisor and his correspondence and the nominative share registry book and if the case, the variations in the capital in terms of article nine of the By Laws.

TWENTY FIFTH.- NOTICE OF A BOARD OF DIRECTORS MEETING. The Board of Directors will hold a Meeting at least four times every business year, or at any time when summoned by the people mentioned in these By Laws and the Stock Market Law. The President of the Board of Directors President of the Auditing Committee or the President of the Business Practice Committee, the Members that represent at least twenty five percent of the Members of the Board and even the Secretary non member of the Board may summon a Board of Directors Meeting, any of the mentioned may insert in the Agenda an issue that he considers must be discussed in the Meeting.

The External Auditor may be summoned as a guest to the Board of Directors Meetings and will have a voice but not a vote. The External Auditor can not be present when the Board of Directors is discussing the subjects included in the Agenda or in those where he may have a conflict in interests or that may compromise his independence.

The notice must be given in writing at least five days prior to the date of the Meeting in such a manner that without a doubt the recipient will relieve at his address.

TWENTY SIXTH.- BOARD OF DIRECTORS MEETINGS. For the Board of Directors Meetings to be considered legally installed, it will require, in such case, the attendance of at least the majority of its Members. The Board of Directors will take its resolutions by the majority of its members present in each meeting.

The President of the Board of Directors will have a quality vote in case of a tie.

The resolutions taken outside a meeting unanimously be the Members of the Board of Directors, for all legal effects will be equally valid as if they were taken within a Meeting as long as they are ratified in written.

TWENTY SEVENTH.- BOARD OF DIRECTORS FACULTIES. The Board of Directors and the General Director will represent the Company in terms of article twenty three of the Stock Market Law. Both the Board of Directors and the General Director may delegate the social representation of the Company to other relevant directors or to any other person the esteem proper, for which the Board of Directors or the General Director must establish expressly the faculties that they are delegating.

For the fulfillment of their representation attributions, the Board of Directors will have the most ample faculties included in a general power for: **a)** litigation and collection cases; **b)** to administrate personal property and real estate; **c)** acts of ownership; with all faculties, both general and special, for which special clauses are required by law in terms of article two thousand fifty four of the Civil Code for the Federal District of Mexico and correlative Civil Codes applicable in the rest of the Mexican Republic; **d)** represent the Company before private individuals and all class of judicial and administrative federal, state or municipal authorities, Labor Authorities, Arbitration Courts, as well as arbiters; and **e)** give, accept, subscribe, to endorse and to indorse all kinds of credit instruments in terms of article nine of the General Law of Business Associations.

Los anteriores poderes incluyen enunciativamente y no limitativamente facultades para:

I.- Initiate trials and formulate accusations, obtain protection from Federal Courts and to abandon the action, authorizing them to withdraw from lawsuits, extend powers to Arbitrators, to formulate and answer interrogations, to assign property in favor of creditors, to reject, to collect payments, discuss, enter to and revise labor contracts also being authorized to act in the name of the company in labor issues in which the Company is directly or indirectly involved, at any time of the trial;

II.- Engage in all operations and to enter into contracts, modify and rescind contract related to the Company's corporate purpose;

IV.- In the case of the Board of Directors, appoint and remove the General Director. Both the Board of Directors and the General Director can appoint and remove Manager Directors as well as other officers, including the Members of the Auditing Committee and the Company's Social Practices Committee, except for their Presidents whom will be designated by General Shareholders Meeting, they will also determine their faculties, obligations and remunerations.

V.- Grant general or special powers and revoke them, as well as for delegating or substituting faculties;

VI.- Formulate accusations and criminal charges and to contribute with the District Attorney Office, constitute itself as a civil party and to grant pardon if considered necessary;

VII.- Circulate the shares that were deposited in the Company's Treasury so they are put in circulation among the Company's shareholders and third parties; and

VIII.- Present an annual report of the activities of each of the Boards Committees to the Shareholders Meeting.

TWENTY EIGHTH.- OBLIGATIONS OF THE BOARD. In terms of article twenty eight of the Stock Market Law the Board of Director must:

I.- Establish general business strategies for the Company and the corporations it controls.

II.- Watch over the Company and the Corporations it controls, taking into consideration their relevance in the financial, administrative and legal situation of the Company, as well as the Relevant Director performance.

III.- With the previous committee's opinion, approve: **(A)** the politics for the use of the Company's assets and the Corporations it controls through related parties;

(B) The individual operations with related parties that the Company or the Corporations it controls engage in. The following operations do not require the Board of Directors approval, as long as they are conducted by the policies that the Company dictates:

(1) The operations that are not relevant to the Company or the Corporations it controls due to their small amount.

(2) The operations made between the Company and the Corporations it controls o in the ones it has a significant influence as long as: **(a)** they are related with the ordinary course of business; **(b)** they are made at market value or based on the appraisals of external specialists.

(3) The operations made with employees, as long as they are always conducted in the same manner as if they were conducted in the same manner as with any other client or as the result of general employment benefits.

(C) The operations executed simultaneously or consecutively and that due to their characteristics may be considered as one sole operation and that the Company or the Corporations it controls Intend. To execute them in a business year, and when they are unusual or non recurring, or their amount represents at the end of the previous trimester any of the following circumstances: **(1)** acquisition or alienation of assets with that represent five percent or less of the total Company's assets; and **(2)** the securities granted or the liabilities for a total amount of five percent or more of the Company's syndicated assets.

Investments in liabilities and bank titles are excluded as long as they are made according to the policies for the matter established by the Board of Directors.

(D) The appointment, election and if the case destitution of the Company's General Director and his retribution, as well as the designation and retribution policies for the rest of the relevant Directors.

(E) Loans, credit and securities policies for related people.

For the effects of these By Laws, *"Related People"* means, those people that in the Company's regards are: **(i)** people that control or have a significant influence in a Corporation that forms part of the Consortium, as well as the Members of the board of Directors or the administrator and the Relevant Directors of the Consortium or Corporations; **(ii)** the people that have a certain authority in a Corporation that forms part of the Company's Consortium; **(iii)** the spouse, concubine, blood or affinity relatives up to the third degree of the people mentioned in subsections (i) and (ii), as well as partners and co-owners of the mentioned Corporations that are business related; **(iv)** the Corporations that form part of the Consortium; and **(v)** the Corporations in which any of the persons mentioned in sections (i) and (iii) above have a significant influence or control;

(F) The exemptions so that a Member of the Board, Relevant Director or a person with authority may accept a business opportunity for his own or a third parties benefit and that are related with the Company or the Corporations that it controls or over which it has a relevant influence. The exemptions for the transactions of less than the amount established

in section III of subsection (C) of this clause may be delegated to the Auditing Committee or the Social Practice Committee.

(H) The Company's accounting policies that are in accordance with general recognized accounting principals that the National Banking and Values Commission recognizes.

(I) The Company's financial statements

(J) The hiring process of the corporation that provides external auditing services, as well as any other additional or complementary external auditing service.

When the decisions adopted by the Board of Directors are not compatible with those of the Committee, the Committee must instruct the General Director so that the investing public is informed of such circumstance according to the Mexican Stock Market.

IV. Present to the General Shareholders Meeting and the end of the business year: **(A)** the Auditing Committee report, and the Social Practices Committee, as well as any other Board of Directors Committee that serves the Board; **(B)** the General Director's report in terms of article one hundred seventy two of the General Law of Business Associations with the external auditors report; **(C)** the Board of Directors opinion regarding the General Directors report mentioned in section (B); **(D)** the report mentioned in article 172, section b) of the General Law of Business Associations t hat contains the principal policies and accounting criteria and information with the relative financial information, and **(E)** the inform regarding the operations and activities in which it was involved according to the Stock Market Law.

V. Follow up the basic risks to which the Company is exposed as well as the Corporations it controls, identified based upon the information presented by the Committees, the General Director and the company that renders the External Auditing services, as well as the accounting systems, internal control and internal auditing, registers or information; this may be done through the Auditing Committee.

VI. Approve information and communication policies with the shareholders and the market as well as with the Board of Directors and the relevant officers.

VII. Determine the shares that require corrections due to any irregular situation that they are aware of an remedy it.

VIII. Establish the terms and conditions that the General Director must follow in case of executing the ownership powers that were granted to him.

IX. Order the General Director to inform the public of any relevant issue, notwithstanding the obligation set in the Stock Market Law and the By Laws.

X. Verify the compliance of the resolutions taken at the Shareholders Meetings. This function may be delegated to the Auditing Committee according to article twenty eight of the Stock Market Law.

XI. Every other that the Stock Market Law or these By Laws establish.

TWENTY NINE.- BOARD OF DIRECTORS PERFORMANCE. The Members of the Board will render their services and execute their functions always in the Company's benefit, never favoring a shareholder or a group of shareholders. To achieve the mentioned goal, the Members of the Board must act diligently, make reasonable decisions and comply with all the duties imposed by every legal applicable disposition and the By Laws.

THIRTIETH.- DUTY OF CARE. The Members of the Board are subject to act according to the Duty of Care mentioned in articles thirty and thirty one of the Stock Market Law. They must act in good faith and in the Company´s and the Corporations it controls best interest, for which they may:

(i) Require information from the Company and the Corporations it controls necessary to take proper decisions. The Board of Directors may establish with the previous opinion of the Auditing Committee the guidelines to ask for the information and, if the case the scope of the request, according to the following;

(ii) Require the presence of the relevant officers and any other person, including external auditors that may contribute useful information to make a decision on the Board of Directors Meetings;

(iii) Postpone the Board of Directors Meetings when an advisor was not notified or properly notified because he was not given the information that the rest of the advisors received. The Meeting may be postponed for up to three days, without being necessary to notify the Members of the Board again as long as the issue is properly resolved; and

(iv) Deliberate and vote, with the sole presence of the Members and Secretary of the Board.

The Members of the Board must maintain the secrecy of the matters discussed at the Meetings as well as of any other information regarding the Company and the Corporations the Company control or has a significant influence

THIRTY FIRST.- **RE SPONSABILITIES OF NOT ASSUMING THE CARE DUTY**. The advisors are liable for any economical damaged caused to the Company, the Corporations it controls o the ones in which it has a significant influence, as the result of the breach of their duty of care established in the Stock Market Law and article twenty two of the By Laws, when any of the following occurs:

(i) When the advisors don't attend, except if their is a just cause in the Board's opinion, to the Board of Directors Meeting, Auditing Committee or Social Practices Committee, and that because of his absence the Meeting can not legally session;

(ii) In the event that the advisors do not reveal any relevant information to the Board of Directors or any of the Committees which is necessary to take the correct decisions, except if they are legally or by contract obligated to keep secrecy of such information; and

(iii) Los consejeros incumplan los deberes que les impone la Ley del Mercado de Valores o estos Estatutos Sociales.

The Members of the Board of Directors that breach their care duty obligation will be jointly and severally liable for the economical damages they cause the Company or the Corporations it controls or the ones in which the Company has a significant influence. Notwithstanding, the Shareholders Meeting may limit the mentioned liabilities by hiring insurance or bonds in favor of the Members of the Board that cover the amount of the liabilities only in the cause that the caused damages are not the result of a malicious, bad faith or illicit activity.

THIRTY SECOND.- **DUTY OF LOYALTY.** Additionally, the Members of the Board and Non-Member Secretary of the Board must keep a duty of loyalty in terms of articles thirty four and thirty seven of the Stock Market Law, fulfilling the following obligations: **(i)** maintain the secrecy of the information and the issues the learn in their service if such information and issues are not of public knowledge; and **(ii)** abstain from participating and being present in the deliberation and voting of any issues in which he may have a conflict in interest, not meaning that this would affect the legal quorum.

The advisors will be jointly and severally liable with the advisors that preceded their appointments if they had knowledge of any irregularity and they do not inform such circumstance to the Auditing Committee or the External Auditor. Also the advisors are obligated to inform the Auditing Committee or the External Auditor of any irregularity he

has knowledge of during his function if such irregularities are related to the Company or the Corporations it controls or in which it has a significant influence.

The Members of the Board and Non-Member Secretary of the Board that are disloyal to the Company will be held liable for the damages they cause to the Company or the Corporations it controls or in which it has a significant influence, when without a just cause, they obtain, because of their appointment, charge or duty, any kind of financial benefit, for themselves or third parties, including a shareholder or a group of shareholders

As well, the Members of the Board of Directors will be considered disloyal to the Company or the Corporations it controls or in which it has a significant influence and will result accountable for any kind of damages when they incur of any of the following conducts mentioned in article thirty five of the Stock Market Law:

I.- vote with a conflict of interest in the Meetings of the Board of Directors or take decisions regarding the Company or the Corporations it controls or in which it has a significant influence;

II.- not inform or reveal in the Board Meetings or Committee Meetings the issues in which there is a conflict in interest with the Company or the Corporations it controls or in which it has a significant influence;

III.- Knowingly favor a shareholder or a group of shareholders of the Company or the Corporations it controls or in which it has a significant influence harming the rest of the shareholders;

IV.- approve the Company's or the Corporations it controls or in which it has a significant influence, operations with related third parties without complying in terms of the Stock Market Law;

V.- make use of for his own Board or approve in order to favor a third party the use of any of the Company's or the Corporations it controls assets against the Board of Directors policies;

VI.- use unlawfully relevant secret information that is not of public knowledge relative to the Company or the Corporations it controls or in which it has a significant influence; and

VII.- use or exploit, for his own benefit or to favor a third party, without the Boards approval, business opportunities that belong to the Company or the Corporations it controls or in which it has a significant influence.

It will be considered as using or exploiting a business opportunity that corresponds to the Company or the Corporations it controls or in which it has a significant influence when the advisor, directly or indirectly, performs activities that are: **(A)** habitual in the ongoing course of the Company's or the Corporations it controls or in which it has a significant influence; **(B)** imply engaging in an operation or a business opportunity initially intended for the Company or Corporations mentioned in the previous subsection; and **(C)** that involves or pretends to involve in commercial projects or business the Company or the Corporations mentioned in the previous subsection **(A)** as long as the Board had knowledge of this situation.

In the case of the Corporations in which the Company has a significant influence, the liabilities as consequence of their disloyalty will be eligible to the Members of the Board and the Non-Member Secretary of the Board that contribute in obtaining, with no just cause, the benefit herein referred to.

The Members of the Board and the Non-Member Secretary of the Board may abstain from the following actions: **(i)** generate, spread, publish or give information of the Company or the Corporations it controls or in which it has a significant influence, to the investing public,

or about any of their assets knowing such information is false or may induce to error or on the other hand order another to execute any of the mentioned actions;

(ii) order to or cause to leave out the registry of the Company's operations or the Corporations it controls or in which it has a significant influence, as well as alter or order someone to alter the registries in order to hide the actual and true nature of the operations affecting the financial results;

(iii) hide, keep from or cause relevant information from being disclosed to the investing public in terms of the Stock Market Law, to the shareholders or the asset holders, except if the mentioned law allows to differ it;

(iv) order or accept to write down false information in the Company's or the Corporations it controls accounting;

(v) destroy, modify or order to modify, totally or partially, the systems and accounting registry's or the documents that provide the information for the accounting registry's of the Company or the Corporations it controls before the legal period of time such information shall be kept with the purpose of hiding their registry or evidence;

(vi) destroy or order to destroy, totally or partially, information, documents, files, even electronic, with the purpose of obstructing the National Banking and Values Commission supervision;

(vii) destroy or order to destroy, totally or partially, information, documents, files, even electronic, with the purpose of manipulating or hiding data or relevant information to the Company or any other person with a legal interest in it;

(viii) presenting to the National Banking and Values Commission false or altered documents or information, with the purpose of hiding its real contents; and

(ix) alter the profit or loss numbers or contract conditions, do or make someone register fake operations or expenses, exaggerate them or any other illegal conduct, that damages or affects the Company or the Corporations it controls in his own benefit, directly or through a third party.

The terms established in this clause will apply to the people that have Authority Power in the Company.

THIRTY THIRD.- RESPONSABILITY FOR THE BREACH IN LOYALTY DUTY. The responsibility regarding to indemnify the damages and losses derived from the acts or omissions due to the breach of the loyalty duty will be jointly and severally amongst all the evolved parties and will be eligible as the consequence of loss and damages caused to the Company or the Corporations it controls or the ones in which it has a significant control, and the responsible parties will be restituted.

The affected Company, in no case, may establish in its By Laws benefits or exclusions of responsibilities that limit, liberate, substitute or compensate the obligations for the responsibilities referred to in articles thirty tour to thirty seven of the Stock Market Law, nor contract in favor of any person, insurance or bonds that cover the amount of the losses and damages caused to the Company.

THIRTY FOURTH.- LIABILITY ACTION. The Company's advisors are subject to the liability actions mentioned in article thirty eight of the Stock Market Law. Such liability will only be in favor of the Company or the Corporation it controls or in which it has a significant influence that suffered the financial loss.

The liability action may be enforced by: **(i)** the Company; or **(ii)** the Company's Shareholders, individually or jointly, that hold shares that represent five percent or more of

the capital stock in the terms and conditions established in the previous article fourteen and in articles thirty eight and thirty nine of the Stock Market Law.

The Members of the Board of Directors will not, individually or jointly, incur in any liabilities for the loss or damages caused to the Company or the Corporations it controls or in which it has a significant influence, as consequence of their actions or decisions taken in good faith and following circumstances concur: **(i)** they comply with the requirements that the Stock Market Law establishes for the approval of the matters that the Board of Directors or Committees must have knowledge of; **(ii)** take decisions or vote in Board of Directors Meetings or, in the Committees Meetings, based on information given by the Relevant Directors, the person that renders external auditing services or the independent experts whose expertise and credibility have no doubt; **(iii)** selected the best alternative in their opinion and knowledge, and that the loss or damages where not predictable at the time of the decision they made; and **(iv)** enforce the resolutions taken by the Board of Directors when they are not contrary to law.

THIRTY FIFTH.- SUPERVISION OF THE MANAGEMENT, OPERATION AND EXCECUTION OF THE COMPANY'S BUSINESS. The supervision, operation and execution of the Company's business and the Corporations it controls, will be at the charge of the Board of Directors through the Auditing Committee and the Social Practices Committee, as well as through the external auditor, each one, according to the Stock Market Law. The Committees will act in terms of the functions regarding auditing and social practices established in the Stock Market Law.

I.- The Board of Directors Committees will be formed by three members. Their appointments will be independent of members of the Board of Directors, and they will be named by the Board of Directors based on the President's proposal.

In the event that the Company is controlled by a Person or Group of People that own fifty percent or more of the capital stock, the Social Practice Committee formed by the Board of Directors, will have at least a majority of independent advisors as long as such circumstance is revealed to the investors.

II.- The Board of Directors Committees must report their activities to the Board of Directors and present an annual report;

III.- The Company will integrate the Board of Directors Committees that the Shareholders Meeting deems necessary, in every case, at least an Auditing and Social Practice Committee must exist according to article twenty five of the Stock Market Law.

IV.- For the elaboration of opinions and reports, the Committees must consider the Company's Relevant Directors, and if there is a difference in opinions, such differences must be included in the opinions and reports.

V.- The Presidents of the Auditing and Social Practices Committees will be designated or removed from their appointments by the Shareholders Meeting. The mentioned Presidents may not preside the board of Directors and must be named based on their experience, capacity and professional prestige and reputation.

THIRTY SIXTH.- A UDITING COMMITTEE. The Auditing Committee must perform the following:

I.- Give the Board of Directors an opinion regarding: **(A)** mention and follow up, regarding the preventive and corrective measures taken based on the Company's policies and the result of the investigations taken place in regard with the breach of operating politics or accounting registry by the Company or the Corporations it controls; **(B)** the evaluation of the company that renders the external auditing services as well as the external auditor; **(C)** the description and evaluation of additional an complementary services render by the external auditing company and the independent experts; **(D)** the basic results of the financial revisions of the Company and the Corporations it controls; **(E)**

the description and consequences of the modification in the accounting policies during the period reported; **(F)** the measures taken in regard with the relevant observations made by the shareholders, advisors, relevant directors and employees and in general any other third party, in regard with the accounting, internal control and relevant issues related to internal and external auditing or those that result as the consequence of a claim regarding irregularities in the administration; and **(G)** the follow up of the resolutions taken by the Shareholders Meeting and the Board of Directors.

II.- Evaluate the performance of the company that renders the external auditing services as well as the reports or opinions the external auditor renders. For this effect, the Auditing Committee may require the external auditor's presence, not withstanding the fact that they must hold a meeting once a year.

III.- Discuss the Company's financial statements with the persons that are responsible of making and revising them, and then, recommend whether the Board of Directors shall approve or disapprove them.

IV.- Inform the Board of Directors about the internal control system and the internal auditing of the Company and the Corporations it controls, including any irregularity.

V.- Elaborate a report regarding any unusual operation or those in which their amount is relevant in terms of article twenty eight, section IV, subsection c) of the Stock Market Law, and submit it to the consideration of the Board for its further presentation at the Shareholders Meeting based on the external auditor's report. The opinion must include at least: **(A)** if the accounting criteria and policies and the information followed by the Company are adequate and sufficient considering their particular circumstances; **(B)** if such policies and criteria are consistent with the General Directors information; and **(C)** if the information presented by the General Director reflects reasonably the financial situation and the Company's results.

VI.- Help the board of Directors with elaboration of reports regarding the accounting policies and criteria used to prepare the Company´s financial information and the events in which the Board of Directors intervened in according to article twenty eight, section IV, subsections d) and e) of the Stock Market Law.

VII.- Seek the opinion of independent experts when necessary or when according to the Stock Market Law or general dispositions emitted by the National Banking and Values Commission, it is required.

VIII.- Require the relevant Directors and other employees of the Company or the Corporations it controls, reports regarding the elaboration of the financial information and any other necessary for the fulfillment of their duties.

IX.- Investigate the possible breaches that they know of regarding operations, operation policies, internal control system and internal auditing and accountant registry, of the Company or the Corporations it controls, for which they must examine documentation, registry and any other evidence necessary.

X.- Revise and analyze the observations made by the shareholders, advisors, relevant directors, employees and in general any other third party regarding the issues mentioned in the previous section, and enforce any action they deem necessary related with such observations.

XI.- Ask for periodic reunions with the relevant directors, and render any information related to internal control and internal auditing of the Company or the Corporations it controls.

XII.- Inform the Board of Directors of the irregularities that they know of as a result of their duties and of the corrective actions taken to amend them as well as those that need to be enforced.

XIII.- Summon Shareholders Meetings and request to include in the Agenda the issues that they consider important.

XIV.- Ensure that the General Director enforces the resolutions taken by the Shareholders Meeting and the Board of Directors, according to the instructions of the Shareholders or the Board.

XV.- Make sure that internal mechanisms and controls are implemented so the acts and operations of the Company and the Corporations it controls are in terms of the applicable law, as well as implementing processes that make it possible to ensure them.

XVI.- Any other that the Stock Market Law mentions and those established in the By Laws.

THIRTY SEVENTH.- SOCIAL PRACTICE COMMITTEE. The Social Practice Committee must:

I.- Give its opinion to the Board of Directors regarding: **(A)** the observations related to the relevant directors function; **(B)** the operations with related parties during the term informed detailing the characteristics of the significant operations; **(C)** the emoluments or payments of the General Director and the relevant directors; and **(D)** the authorization granted by the Board of Directors to engage in business opportunities meant for the Company or the Corporations it controls or in which it has a significant influence in terms of article twenty eight, section f) subsection III of the Stock Market Law.

II.- Seek the opinion of independent experts when considered necessary for the performance of their functions according to the Stock Market Law or the general dispositions issued by the National Banking and Value Commission.

III.- Summon Shareholders Meeting and include in the Agenda the issues they consider must be discussed.

IV.- Help the Board of Directors with the principal accounting policies and criteria reports as well as with the Company's financial information and the activities in which the Board of Directors was involved according to article twenty eight, section IV, subsections d) and e) of the Stock Market Law.

V.- Any other established in the Stock Market Law or the By Laws.

THIRTY EIGHTH.- GENERAL DIRECTOR. In terms of article forty four of the Stock Market Law, the management, operation and execution of the business of the Company and the Corporations it controls will be the responsibility of the General Director. The General Director must act accordingly with the strategies and policies approved by the Board of Directors.

The General Director will have general power for:

a) litigation and collection cases; **b)** to administrate personal property and real estate, with all general and special clauses required by Law in terms of article two thousand five hundred fifty four, **c)** represent the Company before private individuals and all class of judicial and administrative federal, state or municipal authorities, Labor Authorities, Arbitration Courts, as well as arbiters; **d)** give, accept, subscribe, to endorse and to indorse all kinds of credit instruments in terms of article nine of the General Law of Business Associations.

The General Director will have ownership powers subject to the terms and conditions established by the Board of Directors.

The mentioned powers include, but no limited to, the authority to:

I.- Initiate trials and formulate accusations, obtain protection from Federal Courts and to abandon the action, authorizing them to withdraw from lawsuits, extend powers to Arbitrators, to formulate and answer interrogations, to assign property in favor of creditors, to reject, to collect payments, discuss, enter to and revise labor contracts also being authorized to act in the name of the company in labor issues in which the Company is directly or indirectly involved, at any time of the trial;

II.- Engage in all operations and to enter into contracts, modify and rescind contract related to the Company's corporate purpose;

III.- Manage b ank accounts;

IV.- Grant general or special powers and revoke them, as well as for delegating or substituting faculties;

V.- Formulate accusations and criminal charges and to contribute with the District Attorney Office, constitute itself as a civil party and to grant pardon if considered necessary.

THIRTY NINTH.- GENERAL DIRECTORS OBLIGATIONS. The General Director must comply with the following functions:

I. Submit to the approval of the Board of Directors the business strategies of the Company and the Corporations it controls, based on the information that is given to him;

II. Ensure the application of the resolutions taken at the Shareholders Meetings and Board of Directors Meetings according to the instruction they give;

III. Propose to the Auditing Committee the internal control system and the internal auditing for the Company and the Corporations it controls and execute the guidelines the Board of Directors approves;

IV. Subscribe the Company's relevant information with the relevant Directors who are in charge of preparing such information;

V. Broadcast the relevant information and events that must be informed to the public in terms of the Stock Market Law;

VI. Comply with all norms and regulations regarding the operations for the acquisition and placement of the Company's shares;

VII. Execute personally or through an authorized delegate or by instruction of the Board of Directors corrective and liability actions that may apply;

VIII. Verify that the shareholders make stock contributions;

IX. Comply with all legal and By Law regulations regarding the dividends paid to the shareholders;

X. Make sure that the Company's accounting, registry, files and information systems are observed;

XI. Elaborate and present to the Board of Directors the information mentioned in article one hundred seventy two of the General Law of Business Associations, with the exception of the established in subsection b);

XII. Establish mechanisms and internal controls that allow the verification of the Company and the Corporations it controls, acts and operations are legal and do the

necessary actions to follow up these mechanisms and internal controls, adopting all measures that may result necessary;

XIII. Enforce all responsibility actions that this Law refers to, against related people or third party's that may have done harm to the Company or the Corporations it controls or those in which it has a significant influence, except if the Board of Directors and the Auditing Committee consider that the damages are not relevant; and

XIV. Any other that the Stock Market Law establishes or is contemplated in these By Laws.

The General Director will work with the relevant Directors as well as any other employee of the Company or the Corporations it controls.

FORTIETH.- LIABILITIES IN CASE OF BREECH OF THE GENERAL DIRECTOR AND THE RELEVANT DIRECTORS. The General Director and the Relevant Directors are bonded to comply with the Diligence and Loyalty Duties established in Stock Market Law and the By Laws, so they will be held responsible for the loss and damages they cause. The legal defenses and limitations established in articles thirty three and forty of the Stock Market Law are applicable.

Additionally, the General Director and the Relevant Directors are responsible for loss and damages caused to the Company or the Corporations it controls for: **(i)** not attending diligently the requirements of information and documentation that the advisor required them; **(ii)** presenting false or misleading information, and **(iii)** any other conduct mentioned in articles thirty five, sections III and IV and article thirty six of the Stock Market Law, being applicable articles thirty seven to thirty nine of the mentioned Law.

FORTY FIRST.- SECURITIES. The Members of the Board of Directors, the General Director and any other officers that are appointed will deposit securities in the Company's Treasury for the amount established by the Shareholders Meeting or if the amount is not determined, for the amount of one of the Company's shares.

FORTY SECOND.- ACQUISITION OF THE COMPANY'S OWN SHARES. The Company may purchase shares that represent its capital stock or credit instruments that represent the shares without resulting applicable the firs paragraph of article one hundred thirty four of the General Law of Business Associations, as long as:

I.- They purchase the shares through a national stock market;

II.- The acquisition or the sell in the stock is at market value, except if it is a public offer or auction authorized by the National Banking and Values Commission;

III.- The acquisition charged to the accountable stock, in which case they can sep them for themselves without a capital reduction being necessary, or with charge to the capital stock, in which case they will be considered as unsubscribed shares that will be kept in the Treasury, without the approval of the Board of Directors being necessary. The Company, in all cases must inform the amount of the subscribed and paid for capital when the authorized capital represented by issued and non subscribed shares is made public.

IV.- The General Ordinary Shareholders Meeting will resolve for each period the maximum amount of resources that may be applied to buy its own shares or credit instruments that represent the shares with the only limitation that the total amount of resources does not exceed the total amount of the Company's net profit, including the held back profit.

V.- In the case the Company has paid for all debt instruments registered in the National Registry of Values.

The purchase and sell of shares or credit instruments that represent the shares may never exceed the percentages established in the By Laws and article fifty tour of the Stock Market Law, nor breech the requirements established by the Mexican Stock Market.

The shares and credit instruments that represent the Company's shares or the issued non subscribed shares that are kept in the Treasury may be placed amongst the public investors without being necessary the authorization of the Board of Directors nor what article one hundred thirty two of the General Law of Business Associations establishes.

Until the shares are the Companies', they can not be voted or represented in the Shareholders Meetings, nor exercise any rights, either social or financial.

FORTY THIRD.- INVESTMENT IN THE COMPANY'S SHARES. The Companies in which this Company owns the majority of shares or capital stock, can not invest, directly or indirectly in the Company's shares, nor in any other company in which the Company owns the majority of the shares, or when not having the referred to majority, its subsidiaries that it has its shares.

FORTY FOURTH.- CANCELLATION OF THE REGISTRY IN THE VALUES SECTION OF THE NATIONAL REGISTRY OF VALUES. In terms of article one hundred and eight of the Stock Market Law and National Banking and Values Commission may cancel the registry of the shares that represent the Company's capital stock or credit instruments and that are registered in the National Registry of Values, under any or the following circumstances, as long as its demonstrated that the investors interest are taken care of and the requirements established in article one hundred and eight are fulfilled:

I. When the Company breaches any of the regulations established in Stock Market Law, or when the shares that represent the capital stock are in terms of the stock list, in which case the Company is obligated, previous requirement of the National Banking and Values Commission, to offer them publicly in a period of maximum one hundred eighty days counted since such requirements enter in effect, in terms of articles ninety six, ninety seven, ninety eight, sections I and II and one hundred one, first paragraph of the Stock Market Law, as well as the following rules:

a) The offer must be addressed to the shareholders or the holders of credit instruments that represent the Company's shares, and that are not a part, at the time of the requirement of the National Banking and Values Commission, of the group of people that control the Company.

b) The offer must be for at least the mayor price between the bid proposal and the accounting value of the Company's shares o credit instruments that represent the shares according to the last trimester report presented to the National Banking and Values Commission and the Mexican Stock Market before the offer, adjusted with its value was modified according to the criteria of relevant information, in such case the most relevant financial information that the Company has must be presented with a certificate if an officer enabled by the issuer in regard with the accounting value.

The value of the bid proposal will be the average price of the volume of the operations of the last thirty days in which the shares or the credit instruments that represent them were negotiated, before the offer and for no more than six months. In case the number of the days that in which the shares or the credit instruments were negotiated, during the mentioned period, is less than thirty days, only the effective negotiation days will be taken in account. If there were no negotiations in that period, the accounting value will be considered.

In the event that the Company has more than one share series listed; the average mentioned in the previous paragraph must apply to every series that is intended to be canceled, taking as the value for the bid proposal of all the series the one that has the highest average.

c) The Company obligated to make the offer must set in a trust for six months counted from the cancellation date the necessary resources to buy at the same price as the offer of the investors that did not show up at the biding.

The person or group of persons that have the control of the Company at the time the National Banking and Values Commission makes the requirement will be subsidiary responsible with the Company.

The National Banking and Values Commission may order, at the Company's cost, an appraisal from an independent expert to determine the offering price, only if this is considered necessary to Project the investors interests.

In the event that the National Banking and Values Commission cancels the registry of the shares that represent the capital stock or the credit instruments that represent them in the National Registry of Values, they can not place any more values with the public investors until a year has passed from the date of the cancellation.

II. Additionally, the Company, previous agreement of the General Extraordinary Shareholders Meeting and with the favorable vote of the shareholders, with or without voting rights that represents ninety five percent of the capital stock.

Once the Shareholders Meeting agrees, a public offer will take place according to section I of this clause.

To evaluate if the cancellation of the shares that represent the capital stock or the credit instruments in the in the National Values Registry is applicable, the National Banking and Values Commission will consider the following aspects:

a) The number of investors that attended the public offer.

b) The percentage of the stock that the holders own.

c) The characteristics of the investors that did not attend the public offer, and if known, the circumstances that lead them to turn down the offer.

As well, the National Banking and Values Commission may establish through general dispositions the exceptions of having to make the public offer mentioned in the preceding paragraph, when its justified because of the number of certificates placed with the investors and their amount, but in all cases the trust mentioned in subsection c) of section I of this clause must be constituted.

III. The debt instruments that the Company issues must be proven to National Banking and Values Commission that they are fully paid and their obligations fulfilled or if the case, the resolution of the Holders Meeting that order the cancellation of their registry.

For the effects of this clause, the Board of Directors must inform the public about the price of the public offer of the Company in terms of article one hundred one of the Stock Market Law.

The Company, as consequence of the cancellation of the registry of the shares that represent the capital stock or the credit instruments in the National Registry of Values, will cease to have the stock character, being subject to the terms and conditions of the General Law of Business Associations for corporations or according to the terms of the Stock Market Law supposing they decide to be corporations that promote investments.

The National Banking and Values Commission may authorize a different formula to determine the price of the offer attending to the Company's financial situation and specific situation, as long as it has the Board of Directors approval and previous opinion of the Social Practice Committee with the expression of the reasons why they consider

establishing a different price justified, all of this must be supported by an independent experts report.

FORTY FIFTH.- BUSINESS YEAR. The Company's business year will be the same as the calendar year in terms of article eight-A of the General Law of Business Associations.

In case the Company is liquidated or merged, the business year will end before time and it Hill be considered that there is still practice during the time of the liquidation and in terms of article eleven of the Fiscal Code.

FORTY SIXTH.- FINANTIAL INFORMATION. At the end of each business year, a report must be presented, in terms of article one hundred seventy two of the General Law of Business Associations and the procedure established in articles one hundred seventy three and one hundred seventy seven followed.

FORTY SEVENTH.- UTILITY DISTRIBUTION. The net utilities obtained in each business year, after the Shareholders approve the financial statements, will be distributed as follows:

1. The amount that corresponds to the employees for their participation in the Company's utilities will be set aside;
2. A five percent will be separated in order to create or increase the legal reserve, until it is at least equal to the fifth part of the capital stock; and
3. The rest will be applied to create special funds or distributed amongst the shareholders according to the number of shares they hold, in the terms and conditions set by a General Ordinary Shareholders Meeting.

FORTY EIGHTH.- FOUNDING PARTNERS. The founding partners have not reserved for themselves any special participation in the utilities different from the ones that as shareholders they are entitled to.

FORTY NINTH.- LOSS. If their is any loss, the shareholders Hill report it in proportion of the number of their shares, the responsibility of each share is limited to its nominal value.

FIFTIETH.- UNCHARGED DIVIDENDS. The approved dividends that are not charged in a period of five years, will prescribe in the Company's favor, according to article one thousand forty five of the Commerce Code.

FIFTY FIRST.- DISOLUTION AND LIQUIDATION. Once the Company is dissolved, the shareholders in a General Extraordinary Shareholders Meeting will resolve the liquidation and Hill name one or more liquidators, establishing their faculties and the retribution they will earn, the place they will work at and the general terms they must observe.

During the liquidation period the Shareholders will meet and they will function in the same terms as the By Laws. The liquidators Hill have the same functions granted to the Board of Directors during the normal business of the Company but with the special requirements for the liquidation process.

Until the designation of the liquidators is not registered in the Public Commerce and Property Registry and they have not assumed their appointments, the Board of Directors will continue to function but will not start new operations after the dissolution was resolved.

Once the liquidation is concluded, the liquidators must cancel the articles of incorporation and their modifications in the Public Commerce and Property Registry that's located in the Company's social domicile.

FIFTY SECOND.- GENERAL DISPOSITIONS. The Company will function according to its By Laws and in their absence by the General Law of Business Associations and the Stock Market Law and the dispositions that they issue.

Alter discussing all the mentioned above, the shareholders by majority of votes resolved the following:

Agreement No. 1: The modification of the Company's By Laws is approved in the terms previously mentioned.

Agreement No. 2: As consequence of the modification of the Company's By Laws, all the Company's shares that are in circulation must be cancelled, and new ordinary, nominative, without nominal expression of one only series issued in terms of the BY Laws and the Stock Market Law.

Agreement No. 3: The redemption of the instruments mentioned in Agreement No. 2 is resolved and it must be done at the most during the next ninety days of the date of this Meeting, previous publication in major circulating newspaper of the social domicile.

SECOND. In the second issue of the Agenda and according to article 43 of the Stock Market Law and clause thirty five of the By Laws, the President of the Board proposed Mr. José Roberto Danel Díaz, as President of the new Auditing Committee, and Mr. Enrique Castillo Sánchez Mejorada as President of the Social Practices Committee. Because the present shareholders agreed with the proposal the unanimously agreed upon the following:

Agreement No. 4: The appointments of Mr. José Roberto Danel Díaz, as President of the new Auditing Committee, and Mr. Enrique Castillo Sánchez Mejorada as President of the Social Practices Committee, are approved.

THIRD. In the third issue of the Agenda, the President, as consequence of the modifications of the By Laws and because the Company has changed its denomination, requested that the same powers of attorney already granted are changed according to the new stock market Company. The shareholders approved the proposal and unanimously agreed upon the following:

Agreement No. 5: Héctor Ignacio Hernández-Pons Torres and/or Enrique Hernández-Pons Torres, are granted a general power of attorney, to exercise it jointly or separately, with the following specifications:

1. **General Power of attorney for litigation cases or collection cases**, conferring all general and special faculties for which special clauses are required by law according to article two thousand fifty four of the Civil Code for the Federal District of Mexico, granting them to exercise each and every faculty mentioned in article two thousand eighty seven of the same Civil Code, conferring them express power to formulate accusations and criminal charges and to contribute with the District Attorney Office, constitute itself as a civil party and to grant pardon if considered necessary, also to obtain protection from Federal Courts and to abandon the action, authorizing them to withdraw from lawsuits, extend powers to Arbitrators, to formulate and answer interrogations, to assign property in favor of creditors, to reject, to collect payments, and for all other activities determined by Law, also being authorized to act in the name of the company and to appear in court and represent the company with federal, state or municipal, Civil, Criminal, Administrative and Labor Authorities, Arbitration Courts, Syndicates, Public Decentralized Organisms, and in general any Authority or Corporation created o recognized by any Law or Court.

2. General and ample power for **administration acts**, in terms of article two thousand fifty four of the Civil Code of the Federal District Mexico.

3. The agents are designated as **legal representatives** of the Company, according to article eleven of the Federal Labor Law. For the same reason, and adding to other authorizations granted in this power of attorney, they are granted faculties to act as legal representatives of the company before **Administrative Authorities o Labor Authorities**, in any document, diligence, hearing or subpoena, and specially, they will represent the company in Conciliation and Arbitration hearings, and formulate and answer interrogations in confessional testimonies.

4. **Acts of Ownership**, in terms of article two thousand fifty four of the Civil Code for the Federal District of Mexico and the correlative dispositions of the Civil Codes applicable in the rest of the Republic with all general and special faculties required by law. This power of ownership must always be executed jointly by Héctor Ignacio Hernández-Pons Torres and Enrique Hernández-Pons Torres.

5. **General power to give, subscribe, to endorse and to indorse all kinds of credit instruments** in terms of article nine of the General Law of Business Associations, and to verify all class of bank and commercial transactions and to open and close bank accounts

In general, they may execute any acts or operations for the purpose of this power, being able to sign any documents necessary for their compliance.

6. Faculty to give general and **special powers of attorney and to revoke or substitute** the ones already given.

Agreement No. 6: Martín Ernesto Ramos Ortiz and/or Pedro Gerardo Gracia Medrano Murrieta and/or María del Carmen Struck Cano and/or Edna Eugenia Vargas Díaz and/or Sofía Lorena Correa Méndez and/or Laurencio Albino Flores Ramírez and/or Juan José Ochoa Vergara, are granted power of attorney with the following specifications:

1. General Power of attorney for litigation cases or collection cases, conferring all general and special faculties for which special clauses are required by law according to article two thousand fifty four of the Civil Code for the Federal District of Mexico, granting them to exercise each and every faculty mentioned in article two thousand eighty seven of the same Civil Code, conferring them express power to formulate accusations and criminal charges and to contribute with the District Attorney Office, constitute itself as a civil party and to grant pardon if considered necessary, also to obtain protection from Federal Courts and to abandon the action, authorizing them to withdraw from lawsuits, extend powers to Arbitrators, to formulate and answer interrogations, to assign property in favor of creditors, to reject, to collect payments, and for all other activities determined by Law, also being authorized to act in the name of the company and to appear in court and represent the company with federal, state or municipal, Civil, Criminal, Administrative and Labor Authorities, Arbitration Courts, Syndicates, Public Decentralized Organisms, and in general any Authority or Corporation created o recognized by any Law or Court.

2. The agents are designated as **legal representatives** of the Company, according to article eleven of the Federal Labor Law. For the same reason, and adding to other authorizations granted in this power of attorney, they are granted faculties to act as legal representatives of the company before **Administrative Authorities o Labor Authorities**, in any document, diligence, hearing or subpoena, and specially, they will represent the company in Conciliation and Arbitration hearings, and formulate and answer interrogations in confessional testimonies.

Agreement No. 7: Mr. Humberto García Campos, is granted a Special Power to do all paperwork, formalities or licencing and the Treasury Secreatry of State and/or any other gevernmental office. For these effects a Power of attorney for litigation cases or collection cases and Administrative Authorities is granted interms of the first an second paragraph of article two thousand fifty four of the Civil Code for the Federal District of Mexico and corresponding articles of the Civil Codes applicable in the rest of the Mexican Republic, will all general and special faculties that require special clause.

FOURTH. In the fourth issue of the Agenda, the Secretary explained to the audience the possibility of approving a maximum amount of the variable capital stock. Alter discussing the issue, the present Shareholders decided not to establish at the moment a maximum amount of the variable capital stock; because of this no agreement was reached.

FIFTH. In the fifth issue of the Agenda, the President informed the Shareholders that according to the utility account of previous business years and the updated fiscal net utility

account an extraordinary dividend of $0.90 (NINE CENTS 90/100 PESOS), for each share of the only circulating series will be paid, and in terms of the Fiscal Code the dividend is not taxable. The President proposed to pay the dividend on November 15, 2006 according to the percentage of shares that each shareholder owns.

After discussing the issue, the shareholders agreed unanimously the following:

Agreement No. 8: The payment of a extraordinary dividend of $0.90 (NINE CENTS 90/100 PESOS) from the utility account of previous business years and the updated fiscal net utility account is approved for each share of the only circulating series on November 15, 2006 according to the percentage of shares that each shareholder owns and previous exchange of the corresponding coupon and the publication in a major circulation newspaper of the Company's social domicile.

SIXTH. In the last issue of the Agenda, the Shareholder by majority agreed upon the following:

Agreement No. 9: María del Carmen Struck Cano and/or Edna Eugenia Vargas Díaz and/or Sofía Lorena Correa Méndez, are designated to jointly or separately notarize this minute, and in general to do what ever necessary to execute the resolutions adopted in this meeting.

Because there was no other issue to discuss, the President, after a brief recess to prepare and read this minute, ended the Meeting and signed with the Secretary and Commissarys the Minute.

HÉCTOR IGNACIO HERNÁNDEZ-PONS TORRES
President

MARTÍN ERNESTO RAMOS ORTIZ.
Secretary

FRANCISCO JAVIER SONÍ OCAMPO

MARIO FERNÁNDEZ DÁVALOS.

LISTA DE ASISTENCIA DE LA **ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS** DE **GRUPO HERDEZ, S.A. DE C.V.**, CELEBRADA EL DÍA **18 DE OCTUBRE DE 2006**, A LAS 12:00 HORAS, EN SU DOMICILIO SOCIAL.

✡✡✡

ACCIONISTAS: **ACCIONES:**

(01)____________________ **1,099**

GBM GRUPO BURSÁTIL MEXICANO, S.A. DE C.V.,
CASA DE BOLSA GRUPO FINANCIERO GBM
R.F.C.: GBM-880120-EJ8
Representada por: Arturo Tobías Torres y/o Fernando Olvera Espinosa y/o Mauricio Santos Mayorga y/o Iván Barona González y/o Josué Valdez Galicia y/o Andrés Cuellar Dávila y/o Ingrid Castillo Rodríguez y/o Alberto Rodríguez Govela.

(02 - 08)____________________ **39'019,570**

IXE CASA DE BOLSA, S.A. DE C.V., IXE GRUPO FINANCIERO.
R.F.C.: ICB-950503-QH4
Representadas por: Ma. del Carmen Struck Cano y Eduardo Ocio Hernández-Pons.

(09)____________________ **87'320,001**

HECHOS CON AMOR, S.A. DE C.V.,
R.F.C.: HAM-820607-VC0
Representada por: Ma. del Carmen Struck Cano.

RECEIVED
2007 JAN 16 A 6:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(10) Ricardo Velázquez López____________________ **164'045,116**

ACCIONES Y VALORES BANAMEX, S.A. DE C.V. CASA DE BOLSA.
R.F.C.: AVB-760909-8R9
Representada por: Ricardo López Sánchez y/o Ricardo Velásquez López y/o Alejandro Díaz Guerrero.

(11) Ricardo Velázquez López____________________ **3'104,310**

BANCO NACIONAL DE MÉXICO, S.A.
INTEGRANTE DEL GRUPO FINANCIERO BANAMEX, S.A. DE C.V.
R.F.C.: BNM-840515-VB1
Representada por: Alan Thomas Macias Dowling y/o Ana Paula Suárez Covian y/o Ernesto Rosales Carvajal y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Lidia Padilla Sánchez y/o Ricardo López Sánchez y/o Ricardo Velásquez López y/o Rodrigo Villanueva Bravo y/o Gabriel Lugo Iribe y/o Alejandro Gallostra De Arredondo y/o Omar Saavedra Sánchez y/o Sandra Tinoco Rodríguez y/o Diego Laresgoti Matute y/o Daniel Rojas Vielman y/o Alfonso Ramos Sandoval y/o Luis Vallarino y/o Lizbeth Cruz Vera y/o Alejandro Díaz Guerrero.

(12)________________________ **133'000,000**

BANCO INBURSA, S.A.
INSTITUCIÓN DE BANCA MÚLTIPLE GRUPO FINANCIERO INBURSA.
R.F.C.: BII-931004-P61
Representada por: Ma. del Carmen Struck Cano.

TOTAL: 426'490,096

%: 99.62

Los suscritos designados Escrutadores para esta Asamblea, habiéndose realizado el escrutinio correspondiente y habiendo formulado la lista de asistencia de las personas presentes en este acto, **C E R T I F I C A N :** que se encuentra representado el 99.62 % de **428'084,763** acciones con derecho a voto del capital social de Grupo Herdez, S.A. de C.V., en la forma arriba indicada.

México, D. F. a 18 de octubre de 2006.

E S C R U T A D O R E S :

Eduardo Osio Hernández-Pons

Ma. del Carmen Struck Cano

HÉCTOR IGNACIO HERNÁNDEZ-PONS TORRES
Presidente.

MARTIN ERNESTO RAMOS ORTÍZ
Secretario.

C.P. FRANCISCO JAVIER SONÍ OCAMPO

C.P. MARIO FERNÁNDEZ DÁVALOS

Acta de la Asamblea **GENERAL EXTRAORDINARIA DE ACCIONISTAS** de **GRUPO HERDEZ, S.A. DE C.V.**, celebrada el día **18 de octubre de 2006,** a las 12:00 horas en el domicilio Social que la Sociedad tiene ubicado en México, D.F.

Presidió la Asamblea el señor Lic. Héctor Ignacio Hernández-Pons Torres, en su calidad de Presidente del Consejo de Administración, fungiendo como Secretario el señor C.P. Martín Ernesto Ramos Ortiz, quien también lo es del Consejo de Administración, en presencia de los señores C.P. Francisco Javier Soní Ocampo y C.P. Mario Fernández Dávalos.

El Presidente propuso y la Asamblea por unanimidad de votos designó como Escrutadores a la Lic. Ma. del Carmen Struck Cano y al Lic. Eduardo Osio Hernández Pons, quienes en el desempeño de sus funciones, procedieron a hacer el recuento de las acciones que poseen los accionistas presentes.

Verificado el cómputo de las acciones que poseen los accionistas presentes, de acuerdo con la lista de asistencia, se encontraron presentes 426'490,096 (cuatrocientas veintiséis millones cuatrocientas noventa mil noventa y seis) acciones de las 428'084,763 (cuatrocientas veintiocho millones ochenta y cuatro mil setecientas sesenta y tres) acciones con derecho a voto del capital social de la empresa, es decir, el 99.62 % (noventa y nueve punto sesenta y dos por ciento).

El Secretario hizo constar que se cercioró del hecho de que los señores accionistas tuvieran a su disposición en las oficinas de la Sociedad: (i) la información y documentos relacionados con cada uno de los puntos contenidos en la orden del día de esta asamblea de accionistas en forma gratuita con al menos 15 días de anticipación a la fecha de la asamblea y, (ii) a través de los intermediarios del mercado de valores y en la propia Sociedad, dichos accionistas también tuvieran a su disposición los formularios a los que se refiere el artículo 49 de la Ley del Mercado de Valores con cuando menos 15 días naturales de anticipación a la fecha de esta asamblea.

Así las cosas, el Presidente declaró la asamblea legalmente instalada y válidos los acuerdos que en ella se tomen, de acuerdo a lo que establecen los Estatutos Sociales, la Ley General de Sociedades Mercantiles y la Ley del Mercado de Valores.

Acto seguido el Secretario dio lectura al siguiente:

ORDEN DEL DÍA.

1. Discusión y, en su caso, aprobación para modificar los estatutos sociales de la Sociedad adecuándolos a las disposiciones de la Ley del Mercado de Valores vigente así como la expedición, canje y cancelación de los títulos de acciones correspondientes.
2. Designación de los Presidentes de los Comités de Auditoria y de Prácticas Societarias.
3. Discusión y, en su caso, aprobación para otorgar, ratificar o revocar poderes otorgados por la Sociedad.
4. Discusión y, en su caso, aprobación del monto máximo autorizado de la parte variable del capital social de conformidad con la cláusula 6ª de los Estatutos Sociales.
5. Discusión y, en su caso, aprobación sobre la propuesta respecto al pago de un dividendo extraordinario a razón de $ 0.90 M.N., por acción.
6. Designación de delegados especiales.

Aprobado por unanimidad el Orden del Día, se procedió a su desahogo en los siguientes términos:

PRIMERO. En el desahogo del primer punto del Orden del Día el Presidente comentó que de acuerdo a lo previsto por la nueva Ley del Mercado de Valores, publicada el 30 de diciembre de 2005 en el Diario Oficial de la Federación, y que por disposición de sus cláusulas transitorias, entró en vigor el pasado 28 de junio de 2006, las empresas emisoras con valores inscritos en la Sección de Valores del Registro Nacional de Valores a cargo de la Comisión Nacional Bancaria y de Valores, deberán convertirse en sociedades anónimas bursátiles y ajustar sus estatutos sociales para prever y regularse conforme a esta nueva Ley, razón por la cual, propone reformar los estatutos sociales de esta Sociedad para cumplir con lo anterior, en los siguientes términos:

<u>ESTATUTOS SOCIALES DE GRUPO HERDEZ, S.A. DE C.V.</u>

PRIMERA.- <u>DENOMINACIÓN</u>. La denominación de la Sociedad es "**GRUPO HERDEZ**", la cual irá seguida de las palabras "Sociedad Anónima Bursátil de Capital Variable" o de su abreviatura "S.A.B. de C.V.".

SEGUNDA.- <u>DOMICILIO</u>. El domicilio social de la Sociedad será la Ciudad de México, Distrito

Federal, pudiendo establecer agencias, sucursales o dependencias en cualquier lugar de los Estados Unidos Mexicanos o del extranjero.

TERCERA.- OBJETO SOCIAL. El objeto de la Sociedad es:

I.- Promover, constituir, organizar, explotar y tomar participación en el capital y patrimonio de todo género de sociedades mercantiles o sociedades o asociaciones civiles o de cualquiera otra índole, tanto nacionales como extranjeras, así como participar en su administración o liquidación;

II.- La adquisición, enajenación y, en general, la negociación con todo tipo de acciones, partes sociales y de cualquier otro titulo valor permitido por la ley;

III.- La adquisición, enajenación y, en general, la negociación con acciones propias o de títulos que las representen de conformidad con el artículo cincuenta y seis y, en su caso, demás disposiciones aplicables de la Ley del Mercado de Valores;

IV.- La emisión, suscripción, aceptación, endoso, aval o cualquier otro tipo de negociación con títulos o valores que la ley permita incluyendo, sin limitar acciones, certificados bursátiles e inclusive títulos opcionales de conformidad con lo establecido por los artículos cincuenta y tres, cincuenta y seis, sesenta y uno y sesenta y cinco de la Ley del Mercado de Valores y demás aplicables;

V.- La celebración de todo tipo de actos, la contratación de créditos o pasivos, otorgando y recibiendo garantías específicas, la emisión de obligaciones, bonos, papel comercial, acciones y de cualquier otro valor permitido por la ley; aceptar, girar, endosar o avalar toda clase de títulos de crédito y valores; otorgar fianzas, avales o garantías de cualquier clase, respecto de las obligaciones contraídas por la propia Sociedad o de los títulos emitidos por la misma, inclusive aquellos aceptados por terceros;

VI.- Adquirir, comercializar, enajenar, tomar y otorgar el uso y goce por cualquier título permitido por la ley respecto de bienes muebles e inmuebles;

VII.- Obtener, adquirir, contratar y otorgar por cualquier título permitido por la ley, patentes, marcas, nombres comerciales, diseños, planos, formulas, estudios, proyectos, derechos de autor y concesiones para todo tipo de actividades industriales y comerciales de cualquier naturaleza;

VIII.- La prestación o contratación de servicios técnicos, administrativos, consultivos y de asesoría, así como la celebración de contratos o convenios para la realización de fines relacionados con su objeto social; y

IX.- La Sociedad llevará a cabo cualquier otra actividad permitida por la ley que sea necesaria o accesoria para cumplir con su objeto social.

CUARTA.- <u>DURACIÓN</u>. La duración de la Sociedad será indefinida.

QUINTA.- <u>CONVENIO EXPRESO PARA ACCIONISTAS EXTRANJEROS</u>. Esta Sociedad es mexicana. Los socios extranjeros actuales o futuros de la Sociedad se obligan formalmente ante la Secretaría de Relaciones Exteriores del gobierno de los Estados Unidos Mexicanos, a considerarse como nacionales respecto de las acciones de la Sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, concesiones, participaciones o intereses de que sea titular la Sociedad, o bien, de los derechos u obligaciones que deriven de los contratos en que sea parte la propia Sociedad. Por lo tanto, dichos socios en virtud de su calidad como tales, renuncian a invocar la protección de su gobierno bajo la pena, en caso contrario, de perder en beneficio de la nación mexicana las acciones, derechos y bienes que hubieren adquirido.

SEXTA.- <u>CAPITAL SOCIAL</u>. El capital social es variable, el capital social mínimo fijo, sin derecho a retiro, es la cantidad de SEIS MILLONES OCHOCIENTOS VEINTICINCO MIL DOSCIENTOS NOVENTA Y CUATRO PESOS SETENTA CENTAVOS, MONEDA NACIONAL y esta representado por CUARENTA Y TRES MILLONES DOSCIENTAS MIL acciones ordinarias, nominativas, sin expresión de valor nominal, totalmente suscritas y pagadas.

El monto del capital social variable, estará siempre representado por acciones que tendrán las características que determine la Asamblea de Accionistas que acuerde su emisión las que, en todo caso, serán ordinarias y nominativas y sin expresión de valor nominal.

Sin embargo, en términos del artículo cincuenta y cuatro de la Ley del Mercado de Valores la Sociedad podrá emitir acciones diferentes a las ordinarias incluyendo acciones de voto limitado o restringido o sin derecho a voto y las previstas en los artículos ciento doce y ciento trece de la Ley General de Sociedades Mercantiles, de conformidad con lo dispuesto por el artículo cincuenta y cuatro de la Ley del Mercado de Valores y la cláusula décimo segunda de estos Estatutos Sociales.

La sociedad también podrá emitir acciones ordinarias, nominativas, representativas de la parte variable del capital social, sin expresión de su valor nominal.

SÉPTIMA.- ACCIONES. Para efectos de identificación, las acciones representativas del capital social, se dividirán en dos Clases.

I.- La Clase "I" que estará integrada por acciones representativas del capital mínimo fijo, sin derecho a retiro; y

II.- La Clase "II" estará integrada por acciones representativas de la parte variable del capital social.

En términos del último párrafo del artículo cincuenta de la Ley del Mercado de Valores, los titulares de acciones representativas del capital variable de la Sociedad, no tendrán el derecho de retiro al que se refiere el artículo doscientos veinte de la Ley General de Sociedades Mercantiles.

Salvo que la Sociedad emita acciones distintas a las ordinarias de conformidad con lo dispuesto por el artículo cincuenta y cuatro de la Ley del Mercado de Valores, la totalidad del capital social de la Sociedad, estará representado por acciones ordinarias, nominativas, sin expresión de valor nominal, de libre suscripción, que conferirán a sus titulares iguales derechos y obligaciones.

Las acciones de voto limitado o restringido o sin derecho a voto que, en su caso, emita la Sociedad al amparo del citado artículo cincuenta y cuatro de la Ley del Mercado de Valores y la autorización que expida al efecto la Comisión Nacional Bancaria y de Valores, tendrán los derechos que determine la Asamblea de Accionistas de la Sociedad que resuelva su emisión.

Cuando en el capital de la Sociedad participen accionistas extranjeros, éstos deberán cumplir con las normas vigentes establecidas para la inversión extranjera.

La propiedad de una o más acciones implica la aceptación de estos Estatutos Sociales y de las resoluciones legalmente tomadas por la Asamblea de Accionistas o por el Consejo de Administración de la Sociedad.

OCTAVA.- TÍTULOS DE ACCIONES. Las acciones estarán amparadas por títulos impresos, pudiendo expedirse certificados provisionales mientras se imprimen los títulos definitivos.

Tanto los certificados provisionales como los títulos definitivos de acciones deberán ser numerados progresivamente dentro de cada Clase y podrán amparar una o varias acciones; los títulos definitivos llevarán adheridos cupones nominativos, numerados progresivamente que se desprenderán del título y que se entregarán a la Sociedad, contra el pago de dividendos o intereses. Los certificados provisionales podrán tener también cupones. Los títulos definitivos y los certificados provisionales de acciones reunirán los demás requisitos que exige el artículo ciento veinticinco de la Ley General de Sociedades Mercantiles. Se transcribirá en ellos, literalmente y en forma ostensible el texto de la cláusula quinta de estos Estatutos Sociales, serán firmados en forma autógrafa o facsimilar en el entendido de que este último caso, el original de las firmas respectivas en el Registro Público de Comercio del domicilio social de la Sociedad, por el Presidente del Consejo de Administración de la Sociedad así como por el Secretario no miembro del citado Consejo de Administración o por cualesquiera dos miembros del citado Consejo de Administración.

Los certificados provisionales o los títulos definitivos de acciones representativos del capital social emitidos por la Sociedad sin expresión de valor nominal omitirán también, en su caso, la referencia al importe del capital social, en términos de la fracción IV del artículo ciento veinticinco de la Ley General de Sociedades Mercantiles.

A petición de su titular y, a su costa, los certificados provisionales y títulos definitivos de acciones podrán canjearse por otros de diferentes denominaciones. En caso de pérdida robo o destrucción de los certificados provisionales o títulos de acciones, serán reemplazados, también a costa de su titular, de conformidad con el procedimiento establecido en la Ley General de Títulos y Operaciones de Crédito.

NOVENA.- LIBRO DE REGISTRO DE ACCIONES. La Sociedad contará con un libro de registro de acciones, que podrá ser llevado, según lo determine el Consejo de Administración de la Sociedad, por la propia Sociedad a través del Secretario no-miembro del Consejo de la Sociedad, por un tercero, o por alguna de las Instituciones para el Depósito de Valores. En dicho libro se anotarán los datos exigidos por el artículo ciento veintiocho de la Ley General de Sociedades

Mercantiles. En términos del artículo ciento veintinueve de la Ley General de Sociedades Mercantiles y estos Estatutos Sociales, la Sociedad considerará como dueño de las acciones a quién aparezca inscrito como tal en el mencionado libro de registro de acciones, debiéndose efectuar a petición de los interesados, las anotaciones relativas de las transmisiones de acciones que efectúen.

Para los efectos de preparar una lista de asistencia de los accionistas, con motivo de la celebración de una Asamblea de Accionistas, el libro de registro de acciones se cerrará cinco días antes de la celebración de cada Asamblea de Accionistas y no volverá a abrirse sino hasta el día siguiente de su celebración o aquél en que hubiere debido celebrarse.

DÉCIMA.- AUMENTOS Y REDUCCIONES DE CAPITAL. Salvo los aumentos o disminuciones de capital social que se deriven de la adquisición de acciones propias en la bolsa de valores en que opere la Sociedad y, en el entendido, de que se resuelva que dichas acciones se conviertan en acciones de tesorería de conformidad con estos estatutos sociales, el artículo cincuenta y tres de la Ley del Mercado de Valores, las reglas de carácter general que al efecto emita la Comisión Nacional Bancaria y de Valores y cualquier otra disposición legal aplicable, todo aumento o disminución del capital social, en la parte fija, se efectuará por resolución de la Asamblea General Extraordinaria de Accionistas, debiendo el acta correspondiente, en ambos casos, ser protocolizada ante notario público e inscribirse en el Registro Público de Comercio del domicilio social.

Adicionalmente, la Asamblea General Extraordinaria de Accionistas fijará el monto máximo autorizado para capital en la parte variable. En tal evento, el acta correspondiente igualmente se formalizará ante notario público y se inscribirá en el Registro Público de Comercio del domicilio social.

Dentro del monto máximo autorizado por la Asamblea General Extraordinaria de Accionistas al que se refiere el párrafo inmediato anterior, cualquier aumento del capital social en su parte variable podrá ser decretado por la Asamblea General Ordinaria de Accionistas de la Sociedad. En tal caso, no será necesaria, la inscripción en el Registro Público de Comercio del domicilio de la Sociedad, de los instrumentos notariales que contengan aumentos o disminución de capital en la parte variable de la Sociedad.

Asimismo, las disminuciones de capital en su parte variable también serán decretadas por la Asamblea General Ordinaria de Accionistas de la Sociedad, no siendo necesaria su formalización ante fedatario público ni su inscripción en el Registro Público de Comercio correspondiente al domicilio social. No podrá reducirse el capital social cuando la consecuencia sea reducirlo a menos del mínimo.

No podrá decretarse ningún aumento de capital antes de que estén íntegramente pagadas las acciones emitidas con anterioridad.

Cuando existan acciones que se emitan para representar la parte variable del capital social, que por resolución de la Asamblea General Extraordinaria de Accionistas que decrete su emisión, deban quedar depositadas en la tesorería de la Sociedad, para que vayan siendo entregadas por el Consejo de Administración, a los accionistas de la Sociedad, a medida que vaya realizándose su suscripción y pago, se deberán en todo caso respetar los derechos de preferencia de los accionistas de la Sociedad a que se refiere esta cláusula.

Los accionistas tendrán derecho preferente para suscribir las nuevas acciones que se emitan en caso de aumento del capital social, en proporción al número de acciones de que sean titulares al momento de decretarse el aumento de que se trate.

Este derecho deberá ejercitarse en un plazo de quince días contados a partir del día siguiente al de la publicación del acuerdo respectivo, en el Diario Oficial de la Federación.

En caso que después de la expiración del plazo durante el cual los accionistas debieron ejercer el derecho de preferencia que se les otorga en esta cláusula aún quedaran sin suscribir algunas acciones, el Consejo de Administración ofrecerá a terceros tales acciones para su suscripción y pago, siempre y cuando las acciones de que se trate sean ofrecidas para su suscripción y pago en términos y condiciones que no sean más favorables a aquellas en que pudieron ser adquiridas por los accionistas de la Sociedad.

En caso de que el Consejo de Administración, dentro de los quince días siguientes a la fecha de expiración del plazo durante el cual los accionistas debieron ejercer el derecho de preferencia, no

colocarse las acciones que no hubieran sido suscritas por los accionistas, o en su caso, por terceros, dichas acciones deberán ser canceladas y, por tanto, se reducirá el capital social, proporcionalmente, en la parte que corresponda a las acciones canceladas.

Las reducciones de capital para absorber pérdidas o por reembolso a los accionistas, se efectuarán mediante la amortización proporcional del número de acciones en circulación, pero en todo caso, se amortizarán primeramente acciones representativas de la parte variable del capital y únicamente si la cantidad de tales acciones no fuera suficiente para absorber totalmente el monto de la reducción de capital aprobada, se amortizarán acciones representativas del capital mínimo fijo sin derecho a retiro en la cantidad requerida para completar la disminución de capital de que se trate.

Los accionistas de la parte variable del capital social de la Sociedad, no tendrán el derecho de retiro al que se refiere el artículo doscientos veinte de la Ley General de Sociedades Mercantiles, según lo dispone el último párrafo del artículo cincuenta de la Ley del Mercado de Valores.

Ningún accionista podrá ejercer el derecho de separación a que se refiere el artículo doscientos veintiuno de la Ley General de Sociedades Mercantiles, cuando como consecuencia del ejercicio de ese derecho, se reduzca a menos del mínimo el capital de la Sociedad.

Todo aumento o reducción de capital deberá inscribirse en un libro de registro que al efecto llevará la Sociedad.

DÉCIMA PRIMERA.- EMISIÓN DE ACCIONES DE TESORERÍA. La Sociedad podrá emitir acciones no suscritas que conservara en su tesorería y que no estén destinas para suscripción por el público, dando cumplimiento a lo dispuesto por el artículo doscientos dieciséis y demás aplicables de la Ley General de Sociedades Mercantiles. Adicionalmente, la Sociedad también podrá emitir acciones no suscritas que conservará en dicha tesorería dando cumplimiento al artículo cincuenta y tres de la Ley del Mercado de Valores, con el objeto de que éstas sean suscritas con posterioridad por el público inversionista, siempre que se apegue a lo siguiente: **(i)** la Asamblea General Extraordinaria de Accionistas aprobará el importe máximo del aumento de capital y las condiciones en que deban hacerse las correspondientes emisiones de acciones; **(ii)** la suscripción de las acciones emitidas se efectuará mediante oferta pública, previa inscripción en el Registro Nacional de Valores, dando cumplimiento a lo previsto en la Ley del Mercado de Valores y, en su caso, demás disposiciones de carácter general que emitidas por la Comisión Nacional Bancaria y de Valores; y **(iii)** que el importe del capital suscrito y pagado se anuncie cuando se dé publicidad al capital autorizado representado por las acciones emitidas y no suscritas.

El derecho de suscripción preferente a que se refiere el artículo ciento treinta y dos de la Ley General de Sociedades Mercantiles, no será aplicable tratándose de aumentos de capital mediante ofertas públicas.

DÉCIMO SEGUNDA.- EMISIÓN DE ACCIONES DISTINTAS A LAS ORDINARIAS. De conformidad con la cláusula Sexta y Séptima de estos Estatutos Sociales y el artículo cincuenta y cuatro de la Ley del Mercado de Valores, la Sociedad sólo podrá emitir acciones ordinarias que otorguen a sus titulares derechos de voto pleno. Sin embargo, la Comisión Nacional Bancaria y de Valores podrá autorizar a la Sociedad la emisión de acciones distintas a las ordinarias, siempre que las acciones de voto limitado, restringido o sin derecho a voto, incluyendo aquellas que sean emitidas por la Sociedad de conformidad con los artículos ciento doce y ciento trece de la Ley General de Sociedades Mercantiles, no excedan del veinticinco por ciento del total del capital social pagado que la Comisión Nacional Bancaria y de Valores considere como colocado entre el público inversionista en la fecha de la oferta pública, conforme a las disposiciones de carácter general que al efecto expida dicha Comisión Nacional Bancaria y de Valores.

Inclusive, la Sociedad podrá emitir acciones diferentes a las ordinarias excediendo el límite señalado en el párrafo anterior, siempre que medie autorización previa de la citada Comisión Nacional Bancaria y de Valores y, en el entendido de que, dichas acciones sean de conversión forzosa en acciones con derecho a voto pleno. Dicha conversión deberá llevarse a cabo en un plazo no mayor a cinco años, contados a partir de la colocación de acciones de que se trate.

Las acciones sin derecho a voto no contarán para efectos de determinar el quórum de las asambleas de accionistas, en tanto que las acciones de voto limitado o restringido únicamente se computarán para sesionar legalmente en las asambleas de accionistas a las que deban ser convocados sus tenedores para ejercer su derecho de voto.

DÉCIMO TERCERA.- DE LAS ASAMBLEAS DE ACCIONISTAS. La Asamblea General de Accionistas es el órgano supremo de la Sociedad. Las Asambleas Generales de Accionistas son

Ordinarias o Extraordinarias y serán celebradas en el domicilio social de la Sociedad, salvo caso fortuito o de fuerza mayor.

La Asamblea General Ordinaria de Accionistas se reunirá por lo menos una vez al año, dentro de los cuatro meses siguientes al de la clausura del ejercicio social. Al celebrarse dicha Asamblea Anual ésta se ocupará, además de los asuntos incluido en su orden del día, de los asuntos a los que se refiere el artículo ciento ochenta y uno de la Ley General de Sociedades Mercantiles. En adición a dichos asuntos, la Asamblea General Ordinaria de Accionistas deberá reunirse para aprobar las operaciones que pretenda llevar a cabo la Sociedad o las personas morales que ésta controle, en el lapso de un ejercicio social, cuando representen el veinte por ciento o más de los activos consolidados de la Sociedad con base en cifras correspondientes al cierre del trimestre inmediato anterior, con independencia de la forma en que se ejecuten, sea simultánea o sucesiva, pero que por sus características puedan considerarse como una sola operación. En dichas asambleas, en su caso, también podrán votar los accionistas titulares de acciones con derecho a voto, incluso limitado o restringido.

Además, la Asamblea General Ordinaria Anual deberá acordar expresamente para cada ejercicio el monto máximo de recursos que podrán destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse para tal fin, en ningún caso exceda el saldo total de las utilidades netas de la Sociedad.

Adicionalmente, serán Asambleas Extraordinarias las que se reúnan para tratar cualquiera de los asuntos a que se refiere el artículo ciento ochenta y dos de la Ley General de Sociedades Mercantiles.

Las Asambleas Generales de Accionistas serán convocadas por el Consejo de Administración, por conducto de su Presidente o, en su defecto, por el Secretario no miembro del Consejo de Administración de la Sociedad. También podrán ser convocadas por el Presidente del Comité de Auditoría o por el Presidente del Comité de Prácticas Societarias a solicitud de los accionistas titulares de acciones con derecho a voto, inclusive limitado o restringido, que sean representativas de cuando menos el diez por ciento del capital social de la Sociedad, en los términos del artículo cincuenta de la Ley del Mercado de Valores.

Los miembros del Consejo de Administración, el Director General y la persona física designada por la persona moral que proporcione los servicios de auditoría externa, así como cualquier otra persona que se estime necesario, podrá asistir a las Asambleas de Accionistas de la Sociedad.

DÉCIMO CUARTA.- <u>DERECHOS DE MINORÍAS</u>. De conformidad con lo establecido por los artículos treinta y ocho y cuarenta y seis de la Ley del Mercado de Valores, los accionistas titulares de acciones con derecho a voto, inclusive de acciones de voto restringido o limitado, que representen en lo individual o conjuntamente cuando menos el cinco por ciento del capital social, podrán ejercitar directamente la acción de responsabilidad contra los administradores, el Director General de la Sociedad y los Directivos Relevantes de la misma. Para ello, no se requiere el cumplimiento de lo dispuesto por el artículo ciento sesenta y uno y ciento sesenta y tres de la Ley General de Sociedades Mercantiles. Las acciones que ejerzan los accionistas de la Sociedad de conformidad con este párrafo, deberán comprender el monto total de las responsabilidades a favor de la Sociedad, de las personas morales que ésta controle o aquéllas respecto de las cuales ejerza una Influencia Significativa (según dicho término se define más adelante), y no únicamente el interés personal del o de los demandantes. El ejercicio de dicha acción queda sujeta a lo establecido por el citado artículo treinta y ocho y el artículo treinta y nueve de la Ley del Mercado de Valores.

Los accionistas titulares de acciones con derecho a voto, incluso limitado o restringido, que en lo individual o en conjunto tengan el diez por ciento del capital social de la Sociedad tendrán derecho a requerir al Presidente del Consejo de Administración o de Comités, en cualquier momento, que se convoque a una Asamblea General de Accionistas sin que resulte aplicable el artículo ciento ochenta y cuatro de la Ley General de Sociedades Mercantiles.

Adicionalmente, los accionistas con acciones con derecho a voto, incluso en forma limitada que representen cuando menos el diez por ciento de las acciones representadas en una Asamblea de Accionistas, podrán solicitar se aplace la votación por una sola vez por tres días naturales y sin necesidad de nueva convocatoria, de cualquier asunto respecto del cual no se consideren suficientemente informados, sin que sea aplicable el porcentaje citado en el artículo ciento noventa y nueve de la Ley General de Sociedades Mercantiles.

También, los accionistas con acciones con derecho a voto, incluso en forma limitada o restringida,

que representen cuando menos el veinte por ciento del capital social, podrán oponerse judicialmente a las resoluciones de las Asambleas Generales de Accionistas respecto de las cuales tengan derecho de voto, sin que resulte aplicable el porcentaje al que se refiere el artículo doscientos uno de la Ley General de Sociedades Mercantiles.

Los accionistas con derecho a voto, incluso en forma limitada o restringida, que representen en lo individual o en conjunto el diez por ciento de las acciones con derecho a voto podrán designar y revocar en Asamblea de Accionistas a un miembro del Consejo de Administración. Tal designación sólo podrá revocarse por los demás accionistas cuando, a su vez, se revoque el nombramiento de todos los demás consejeros, en cuyo caso las personas sustituidas no podrán ser nombradas con tal carácter durante los doce meses inmediatos siguientes a la fecha de revocación.
Será responsable de daños y perjuicios el accionista que vote en una asamblea teniendo un interés contrario al de la Sociedad. Los accionistas de la Sociedad al emitir su voto deberán ajustarse a lo que dispone el artículo ciento noventa y seis de la Ley General de Sociedades Mercantiles. De conformidad con el artículo cincuenta y dos de la Ley del Mercado de Valores, se presumirá, salvo prueba en contrario, que un accionista tiene en una operación determinada un interés contrario al de la Sociedad o personas morales que ésta controle, cuando manteniendo el Control (según dicho término se define más adelante) de la Sociedad vote a favor o en contra de la celebración de operaciones obteniendo beneficios que excluyan a otros accionistas o a dicha Sociedad o personas morales que ésta controle. Para efectos de estos Estatutos Sociales *Control* significa la capacidad de una persona o grupo de personas, de llevar a cabo cualquiera de los actos siguientes: **(i)** imponer, directa o indirectamente, decisiones en las Asambleas General de Accionistas de socios u órganos equivalentes o nombrar o destituir a la mayoría de los consejeros administradores o su equivalente de una persona moral; **(ii)** mantener la titularidad de los derechos que permitan, directa o indirectamente, ejercer el voto respecto de más de cincuenta por ciento del capital de una persona moral; o **(iii)** dirigir, directa o indirectamente, la administración, la estrategia o las principales políticas de una persona moral, ya sea a través de la propiedad de valores, por contrato o de cualquier otra forma.

Las acciones en contra de los accionistas que infrinjan lo previsto en el párrafo anterior, se ejercerán en términos de lo establecido en el artículo treinta y ocho de la Ley del Merado de Valores.

Los accionistas de la Sociedad podrán celebrar convenios entre ellos, en términos de la fracción VI del artículo dieciséis de la Ley del Mercado de Valores. Dichos convenios y sus características deberán ser notificados a la Sociedad dentro de los cinco días hábiles siguientes al de su celebración para que sean revelados al público inversionista a través de la Bolsa Mexicana de Valores, S.A. de C.V. Adicionalmente, la existencia de los citados convenios deberá indicarse en el reporte anual que la Sociedad debe presentar a la citada bolsa de valores y a la Comisión Nacional Bancaria y de Valores, en términos del artículo ciento cuatro de la Ley del Mercado de Valores. La Sociedad deberá mantener dichos convenios a disposición del público para su consulta en la oficina de la Sociedad.

Los convenios a los que se refiere el párrafo anterior, no serán oponibles a la Sociedad, y su incumplimiento no afectará la validez del voto en las Asambleas de Accionistas, pero sólo serán eficaces entre las partes una vez que sean revelados al público inversionista.

DÉCIMO QUINTA.- <u>CONVOCATORIAS</u>. Las convocatorias para las Asambleas Generales Ordinarias y Extraordinarias de Accionistas serán realizadas por el Secretario no-miembro del Consejo de Administración, por el Presidente Consejo de Administración o por el Presidente Comité de Auditoría o el Presidente Comité de Prácticas Societarias, por conducto de la persona designada para estos efectos y serán publicadas en el Diario Oficial de la Federación, o en uno de los periódicos de mayor circulación en el domicilio social, cuando menos quince días naturales previos a la fecha fijada para la celebración de la Asamblea de Accionistas correspondiente.

Las convocatorias señalarán el lugar, día y hora en que la Asamblea de Accionistas deba tener verificativo. Contendrán la orden del día e irán firmadas por quien las haga. No será necesaria la convocatoria cuando en el momento de la votación esté representada la totalidad de las acciones en que se divide el capital social de la Sociedad.

Sin perjuicio de lo anterior, de conformidad con el artículo cincuenta de la Ley del Mercado de Valores y la cláusula Décimo Cuarta de estos Estatutos Sociales, los accionistas titulares de acciones con derecho a voto, incluso de aquéllas que otorguen a sus tenedores dicho derecho en forma limitada o restringida, que representen cuando menos el diez por ciento del capital social podrán solicitar al Presidente del Consejo de Administración, o al Presidente del Comité de Auditoría y al Presidente del Comité de Prácticas Societarias se convoque a una Asamblea

General de Accionistas, sin que resulte aplicable el porcentaje señalado en el artículo ciento ochenta y cuatro de la Ley General de Sociedades Mercantiles.

Desde el momento en que se publique la convocatoria para las Asambleas de Accionistas, la Sociedad deberá mantener a disposición de los mismos accionistas, de forma inmediata y gratuita, la información y los documentos relacionados con cada uno de los puntos de la orden del día.

DÉCIMO SEXTA.- REPRESENTACIÓN EN Y ADMISIÓN A LAS ASAMBLEAS. Los accionistas podrán estar representados en las Asambleas de Accionistas mediante poder otorgado en formularios elaborados por la Sociedad que la misma ponga a su disposición a través de los intermediarios del mercado de valores o en las oficinas de la propia Sociedad, con por lo menos quince días naturales de anticipación a aquél en que se haya de celebrar la Asamblea de Accionistas correspondiente. Los citados formularios deberán cumplir con los siguientes requisitos:

I.- Señalar de manera notoria la denominación de la Sociedad, así como el respectivo orden del día, no pudiendo incluir en el mismo punto a tratar bajo el rubro de asuntos generales o equivalentes. En términos del artículo cuarenta y nueve de la Ley del Mercado de Valores, los accionistas tendrán el derecho de impedir que los accionistas traten dichos asuntos en la Asamblea de Accionistas correspondiente; y

II.- Contener espacio para las instrucciones que señale el otorgante para el ejercicio del poder.

El Secretario no miembro del Consejo de Administración de la Sociedad estará obligado a cerciorarse de la observancia de lo dispuesto en esta cláusula e informar sobre ello a la Asamblea de Accionistas, lo que se hará constar en el acta respectiva.

Los accionistas no podrán hacerse representar por los miembros del Consejo de Administración de la Sociedad.

Para ser admitidos a las Asambleas de Accionistas, los titulares de acciones representativas del capital de la Sociedad deberán estar debidamente inscritos en el libro de registro de acciones que la Sociedad lleve conforme a lo establecido en estos Estatutos Sociales. Adicionalmente, los accionistas estarán obligados a solicitar al Secretario no miembro del Consejo de Administración de la Sociedad, a más tardar, durante el último día hábil que precede al de la celebración de la Asamblea, la tarjeta de admisión correspondiente, misma que les será expedida contra el depósito de certificados provisionales o títulos de acciones o contra la entrega del documento que acredite el depósito de los mismos en alguna de las instituciones para el depósito de valores o ante alguna institución fiduciaria o de crédito, nacional o extranjera.

DÉCIMO SÉPTIMA.- PRESIDENCIA DE LAS ASAMBLEAS. Las Asambleas Generales Ordinarias y Extraordinarias de Accionistas serán presididas por el Presidente del Consejo de Administración y, en su ausencia, por alguno de los accionistas o de los representantes de éstos designado por los accionistas o sus representantes presentes.

El Presidente nombrará uno o más escrutadores de entre los accionistas, representantes de accionistas o invitados presentes, para que determinen, si existe quórum legal suficiente para la instalación de la Asamblea y para que realicen el cómputo de los votos emitidos, si esto último fuese solicitado por el Presidente de la Asamblea de Accionistas.

DÉCIMO OCTAVA.- INSTALACIONES DE LAS ASAMBLEAS. Las Asambleas Generales Ordinarias de Accionistas que se reúnan en virtud de primera convocatoria se considerarán legalmente instaladas si se encuentra representado cuando menos el cincuenta por ciento del capital social; en caso de segunda o ulterior convocatoria, las Asambleas Generales Ordinarias se considerarán legalmente instaladas con cualquiera que sea el número de acciones representadas.

Las Asambleas Generales Extraordinarias de Accionistas se considerarán legalmente instaladas, en virtud de primera convocatoria, si está representado cuando menos el setenta y cinco por ciento del capital social; en caso de segunda o ulterior convocatoria, las Asambleas Generales Extraordinarias se considerarán legalmente instaladas si está representado cuando menos el cincuenta por ciento del capital social.

DÉCIMO NOVENA.- VOTACIONES DE LAS ASAMBLEAS. Las resoluciones adoptadas en las Asambleas Generales Ordinarias de Accionistas que se reúnan en virtud de primera o ulterior convocatoria, serán validas si se toman por mayoría de votos de las acciones presentes o representadas. Las resoluciones de las Asambleas Generales Extraordinarias de Accionistas, instaladas en virtud de primera o ulterior convocatoria, serán validas si se aprueban por el voto favorable de acciones que representen por lo menos la mitad del capital social.

Salvo el caso de las asambleas totalitarias a que se refiere el artículo ciento ochenta y ocho de la Ley General de Sociedades Mercantiles, para que sean válidas las resoluciones tomadas en las Asambleas de Accionistas deberán referirse únicamente a los asuntos contenidos en la orden del día que aparezca en la convocatoria correspondiente.

Las resoluciones tomadas fuera de Asamblea de Accionistas por unanimidad de los Accionistas que representen la totalidad de las acciones con derecho a voto o de la categoría especial de acciones de que se trate, en su caso, tendrán, para todos los efectos legales, la misma validez que si hubieren sido adoptadas reunidos en Asamblea General o Especial, siempre que se confirmen por escrito.

VIGÉSIMA.- ACTAS DE LAS ASAMBLEAS. De cada Asamblea de Accionistas se levantará un acta en la que se consignarán las resoluciones adoptadas, debiendo dicha acta asentarse en el libro de actas de asambleas de accionistas que para tal efecto llevará la Sociedad.

Asimismo, de cada Asamblea se formará un expediente en el que se conservarán ejemplares del acta y de la lista de asistencia a la Asamblea, firmada por el o los escrutadores, las tarjetas de admisión a la misma, las cartas poder, copia de las publicaciones en las que, en su caso, haya aparecido la convocatoria y, en su caso, copias de los informes del Consejo de Administración y cualesquiera otros documentos que hubieran sido sometidos a la consideración de la asamblea.

Si el acta de alguna Asamblea de Accionistas no pudiera ser asentada en el libro correspondiente, la misma deberá ser protocolizada ante notario público. Las actas de las Asambleas Generales Extraordinarias de Accionistas se protocolizarán ante notario público y se inscribirán en el Registro Público de Comercio del domicilio de la Sociedad. Todas las actas de asambleas de accionistas, así como de las constancias respecto de las que no se hubieren podido celebrar por falta de quórum, serán firmadas por el Presidente y el Secretario de la Asamblea.

VIGÉSIMA PRIMERA.- ADMINISTRACIÓN. La administración y representación de la Sociedad estará a cargo de un Consejo de Administración y de un Director General, mismos que desempeñarán las funciones que se establecen en los presentes Estatutos Sociales de conformidad con lo dispuesto por la Ley del Mercado de Valores, las disposiciones de carácter general que, en su caso, emita la Comisión Nacional Bancaria y de Valores, la Ley General de Sociedades de Mercantiles y cualquier otro ordenamiento legal aplicable.

El Consejo de Administración estará integrado por un máximo de veintiún miembros propietarios, de los cuales cuando menos el veinticinco por ciento deberán ser Consejeros Independientes (según dicho término se define más adelante), quiénes deberán cumplir con los requisitos a los que se refiere la Cláusula Vigésimo Segunda siguiente.

No podrán desempeñar el cargo de miembros del Consejo de Administración de la Sociedad, los auditores externos de la misma o los de cualquiera de las personas morales que integren el Consorcio o Grupo Empresarial (según dichos términos se definen más adelante) al que pertenezca la Sociedad, ni las personas que las hubieren desempeñado dicho cargo durante los doce meses inmediatos anteriores a la fecha de su nombramiento.

Para efectos de estos Estatutos Sociales y de conformidad con el artículo dos de la Ley del Mercado de Valores, los términos con mayúscula inicial que se indican a continuación tendrán los siguientes significados:

"*Consorcio*" significa, el conjunto de personas morales vinculadas entre sí por una o más personas físicas que integrando un Grupo de Personas, tengan el control de las primeras.

"*Grupo de Personas*" significa, las personas que tengan acuerdos, de cualquier naturaleza, para tomar decisiones en un mismo sentido. Se presume, salvo prueba en contrario, que constituyen grupo de personas: (i) las personas que tengan parentesco por consanguinidad, afinidad o civil hasta el cuarto grado, los cónyuges, la concubina y el concubinario; y (ii) las sociedades que formen parte de un mismo Consorcio o Grupo Empresarial (según dicho término se define más adelante) y la persona o conjunto de personas que tengan el Control (según dicho término se define más adelante) de dichas sociedades.

"*Grupo Empresarial*" significa, el conjunto de personas morales organizadas bajo esquemas de participación directa o indirecta del capital social, en las que una misma sociedad mantiene el control de dichas personas morales.

El Consejo de Administración designará a un Secretario que no formará parte de dicho órgano

colegiado quien estará sujeto a las obligaciones y responsabilidades que establece la Ley del Mercado de Valores.

VIGÉSIMO SEGUNDA.- CONSEJEROS INDEPENDIENTES. En términos del artículo veintiséis de la Ley del Mercado de Valores, los Consejeros Independientes del Consejo de Administración de la Sociedad y, en su caso, sus respectivos suplentes, serán seleccionados por su experiencia, capacidad y prestigio profesional, considerando además que las características del candidato propuesto para ocupar dicho encargo, le permitan desempeñar sus funciones libres de conflictos de interés y que no lo supediten a intereses personales, patrimoniales o económicos.

La Asamblea General de Accionistas de la Sociedad en la que se designe o ratifique a los miembros del Consejo de Administración o, en su caso, aquélla en la que se informe sobre dichas designaciones o ratificaciones, calificará la independencia de sus consejeros. Sin perjuicio de lo anterior, en ningún caso podrán designarse ni fungir como Consejeros Independientes las personas siguientes:

I. Los Directivos Relevantes (según dicho término se define más adelante) o empleados de la Sociedad o de las personas morales que integren el Grupo Empresarial o Consorcio al que aquélla pertenezca, así como los comisarios de estas últimas. La referida limitación será aplicable a aquellas personas físicas que hubieren ocupado dichos cargos durante los doce meses inmediatos anteriores a la fecha de designación.

Para efectos de estos estatutos sociales, "*Directivos Relevantes*" significa, el director general de la Sociedad, así como las personas físicas que ocupando un empleo, cargo o comisión en ésta o en las personas morales que controle la Sociedad o que la controlen, adopten decisiones que trasciendan de forma significativa en la situación administrativa, financiera, operacional o jurídica de la propia Sociedad o del Grupo Empresarial al que ésta pertenezca, sin que queden comprendidos dentro de esta definición los Consejeros de la Sociedad.

II. Las personas físicas que tengan Influencia Significativa o Poder de Mando (según dicho términos se definen más adelante) en la Sociedad o en alguna de las personas morales que integran el Grupo Empresarial o Consorcio al que pertenece la Sociedad.

"*Influencia Significativa*" significa, la titularidad de derechos que permitan, directa o indirectamente, ejercer el voto respecto de cuando menos el veinte por ciento del capital social de una persona moral.

"*Poder de Mando*", significa, la capacidad de hecho de influir de manera decisiva en los acuerdos adoptados en las asambleas de accionistas o sesiones del consejo de administración o en la gestión, conducción y ejecución de los negocios de la Sociedad o personas morales que ésta controle o en las que tenga una Influencia Significativa. Se presume que tienen poder de mando en una persona moral, salvo prueba en contrario, las personas que se ubiquen en cualquiera de los supuestos siguientes: **(i)** los accionistas que tengan el Control; **(ii)** los individuos que tengan vínculos con la Sociedad o con las personas morales que integran el Grupo Empresarial o Consorcio al que aquélla pertenezca, a través de cargos vitalicios, honoríficos o con cualquier otro título análogo o semejante a los anteriores; **(iii)** las personas que hayan transmitido el Control de la persona moral bajo cualquier título y de manera gratuita o a un valor inferior al de mercado o contable, en favor de individuos con los que tengan parentesco por consanguinidad, afinidad o civil hasta el cuarto grado, el cónyuge, la concubina o el concubinario; o **(iv)** quienes instruyan a los Consejeros o Directivos Relevantes de la persona moral, la toma de decisiones o la ejecución de operaciones en una sociedad o en las personas morales que ésta controle.

III. Los accionistas que sean parte del grupo de personas que mantenga el Control de la Sociedad.

IV. Los clientes, prestadores de servicios, proveedores, deudores, acreedores, socios, consejeros o empleados de una empresa que sea cliente, prestador de servicios, proveedor, deudor o acreedor importante de la Sociedad.

Se considera que un cliente, prestador de servicios o proveedor es importante, cuando las ventas de la Sociedad representen más del diez por ciento de las ventas totales del cliente, del prestador de servicios o del proveedor, durante los doce meses anteriores a la fecha del nombramiento. Asimismo, se considera que un deudor o acreedor es importante, cuando el importe del crédito es mayor al quince por ciento de los activos de la Sociedad o de su contraparte.

V. Las personas que tengan parentesco por consanguinidad, afinidad o civil hasta el cuarto

grado, así como los cónyuges, la concubina y el concubinario, de cualquiera de las personas físicas referidas en las fracciones I a IV de esta Cláusula Vigésimo Primera.

Los Consejeros Independientes que durante su encargo dejen de tener tal característica, deberán hacerlo del conocimiento del Consejo de Administración a más tardar en la siguiente sesión de dicho órgano.

En términos de lo dispuesto por el artículo veintiséis de la Ley del Mercado de Valores, la Comisión Nacional Bancaria y de Valores, previo derecho de audiencia al miembro del Consejo de Administración de que se trate, podrá objetar la calificación de independencia de los miembros del Consejo de Administración de la Sociedad, cuando existan elementos que demuestren la falta de independencia en términos de esta cláusula y el citado artículo de la Ley del Mercado de Valores. En tal supuesto el Consejero Independiente en cuestión perderá el referido carácter.

VIGÉSIMO TERCERA.- SUPLENCIA DE LOS CONSEJEROS; CONSEJEROS PROVISIONALES. De cada miembro propietario del Consejo de Administración, la Asamblea General Ordinaria de Accionistas de la Sociedad podrá designar a su respectivo suplente. Los consejeros suplentes sólo podrán suplir a los consejeros propietarios según lo determine la Asamblea de Accionistas que los elija. Lo anterior, en el entendido de que, los consejeros suplentes de los Consejeros Independientes, deberán contar con las características de independencia que dispone el artículo veintiséis de la Ley del Mercado de Valores, y la cláusula Vigésimo Segunda de estos estatutos sociales.

En términos del artículo veinticuatro de la Ley del Mercado de Valores, los consejeros continuarán en el desempeño de sus funciones aun cuando hubiere concluido el plazo para el que hayan sido designados, hasta por un plazo de treinta días naturales a falta de designación del sustituto o cuando éste no tome posesión de su cargo, sin estar sujetos a lo dispuesto por el artículo ciento cincuenta y cuatro de la Ley General de Sociedades Mercantiles. En todo caso, el Consejo de Administración podrá designar Consejeros Provisionales, sin que sea necesario para ello, intervención de la Asamblea de Accionistas de la Sociedad en el evento de que: **(1)** se actualice cualquiera de los supuestos a los que se refiere el artículo ciento cincuenta y cinco de la Ley General de Sociedades Mercantiles; **(2)** la Asamblea de Accionistas de la Sociedad no hubiere designado consejeros sustitutos; **(3)** los consejeros nombrados por la Asamblea de Accionistas no tomen posesión de su cargo; o **(4)** de conformidad con lo dispuesto por el artículo ciento cincuenta y cinco de la Ley General de Sociedades Mercantiles: **(i)** en el evento de que la Asamblea de Accionistas revoque el nombramiento de uno o varios consejeros y, únicamente durante el periodo de tiempo en que la Asamblea de Accionistas no haya designado a sus respectivos sustitutos; o **(ii)** la por muerte, el impedimento de algún consejero, o **(iii)** por cualquier otra causa que tenga como consecuencia la imposibilidad para desempeñar en cargo.

En los casos anteriores, la Asamblea de Accionistas de la Sociedad ratificará los nombramientos realizados por el Consejo de Administración o, en su caso, designará consejeros sustitutos en la asamblea inmediata siguiente a que ocurra la designación de Consejeros Provisionales por parte del Consejo de Administración de la Sociedad.

VIGÉSIMO CUARTA.- DESIGNACIÓN DEL PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN Y SECRETARIO NO MIEMBRO. El Consejo de Administración designará de entre sus miembros propietarios a un Presidente y si así lo estimase conveniente a uno o varios Vicepresidentes, quienes gozarán de las facultades que les sean otorgadas al momento de su designación.

Sin detrimento de las facultades que le corresponde al Director General de la Sociedad conforme a lo dispuesto por el artículo cuarenta y cuatro de la Ley del Mercado de Valores y en concordancia con el artículo ciento cuarenta y ocho de la Ley General de Sociedades Mercantiles, el Presidente representará al Consejo de Administración y, por lo tanto, a la Sociedad, ante toda clase de particulares y autoridades y vigilará que se cumpla con las resoluciones de las Asambleas de Accionistas y del Consejo de Administración, función que podrá delegar en el Comité de Auditoria de la Sociedad.

Asimismo, el Consejo de Administración designará por mayoría de votos a su Secretario de la Sociedad y Pro-Secretario, quiénes no serán miembros del Consejo de Administración:

El Secretario no miembro del Consejo de Administración de la Sociedad o, en su caso, el Pro-Secretario no miembro del Consejo de Administración de la Sociedad en funciones, autentificará con su firma las copias o extractos de las actas de sesiones del Consejo de Administración, de las Asambleas de Accionistas y de los demás documentos de la Sociedad, y llevará el archivo y

correspondencia de cada consejero y del libro de registro de acciones nominativas y del libro, en su caso, de variaciones de capital en términos de la cláusula Novena de estos Estatutos Sociales.

VIGÉSIMO QUINTA.- CONVOCATORIA PARA LAS SESIONES DEL CONSEJO DE ADMINISTRACIÓN. El Consejo de Administración sesionará cuando menos cuatro veces durante cada ejercicio social, o en cualquier tiempo cuando sea convocado para tal efecto por las personas que los presentes Estatutos Sociales y la Ley del Mercado de Valores faculten para ello. El Presidente del propio Consejo de Administración, el Presidente del Comité de Auditoría o, en el caso de estar constituido, quien presida el Comité de Prácticas Societarias de la Sociedad, los consejeros que representen cuando menos el veinticinco por ciento de los miembros del Consejo de Administración de la Sociedad e inclusive el Secretario no miembro de dicho órgano colegiado podrán convocar a sesión del Consejo de Administración de la Sociedad. Cualquiera de los convocantes, podrá insertar en el orden del día correspondiente los puntos que estimen convenientes.

El Auditor Externo de la Sociedad podrá ser convocado a las sesiones del Consejo de Administración pero siempre en calidad de invitado teniendo derecho de voz mas no de voto. El Auditor Externo de la Sociedad se abstendrá de estar presente en las discusiones que lleve a cabo el Consejo de Administración respecto de puntos del orden del día de la convocatoria a la sesión correspondiente, en los que pudiera tener conflicto de interés o que pudieran comprometer su independencia.

La convocatoria se realizará mediante aviso por escrito enviado con anticipación de por lo menos con cinco días naturales a la fecha de la sesión, en forma tal que asegure que su destinatario lo reciba en el domicilio que haya sido proporcionado par tal fin a la Sociedad.

VIGÉSIMO SEXTA.- **<u>CELEBRACIÓN DE LAS SESIONES DEL CONSEJO DE ADMINISTRACIÓN</u>.** Para que las sesiones del Consejo de Administración se consideren legalmente instaladas, se requerirá, en todo caso, de la asistencia de cuando menos la mayoría de sus miembros. El Consejo de Administración tomará sus resoluciones por el voto favorable de la mayoría de los consejeros presentes en cada sesión.

El Presidente del Consejo de Administración tendrá voto de calidad en caso de empate.
Las resoluciones tomadas fuera de reunión por el Consejo de Administración, por la unanimidad de sus miembros, tendrán para todos los efectos legales, la misma validez que si hubieran sido adoptadas en sesión de Consejo siempre que se confirmen por escrito.

VIGÉSIMO SÉPTIMA.- **<u>FACULTADES DEL CONSEJO DE ADMINISTRACIÓN</u>.** El Consejo de Administración de la Sociedad tendrá la representación social conjuntamente con el Director General, en términos del artículo veintitrés de la Ley del Mercado de Valores. Tanto el Consejo de Administración como el Director General podrán delegar, sin perderla, la representación social de la Sociedad a otros Directivos Relevantes de la misma y a cualquier otra persona que se estime conveniente para tal efecto. En este último caso el Consejo de Administración o Director General deberán establecer expresamente las facultades que deleguen.

Para el cumplimiento de las atribuciones de representación, el Consejo de Administración contarán con las más amplias facultades comprendidas en los poderes generales para: **a)** pleitos y cobranzas; **b)** para administrar bienes; **c)** para actos de dominio; con todas las facultades generales y las especiales que requieran cláusula especial conforme a la ley, en los términos de los artículos dos mil quinientos cincuenta y cuatro del Código Civil Federal y de las disposiciones correlativas del Código Civil para el Distrito Federal y los correlativos de los Códigos Civiles de las demás entidades federativas que integran a los Estados Unidos Mexicanos; **d)** representar a la Sociedad ante particulares y toda clase de autoridades administrativas y judiciales, ya sean federales, estatales o municipales, ante toda clase de juntas de conciliación y arbitraje y demás autoridades del trabajo, así como ante árbitros y arbitradores; y **e)** girar, aceptar, endosar y avalar o suscribir, en cualquier forma títulos de crédito, así como para protestarlos en términos del Artículo Noveno de la Ley General de Títulos y Operaciones de Crédito.

Los anteriores poderes incluyen enunciativamente y no limitativamente facultades para:

I.- Interponer toda clase de juicios y recursos, aún el de amparo, y desistirse de ellos; para transigir, comprometer en árbitros, articular y absolver posiciones, hacer cesión de bienes, recusar y recibir pagos; para discutir, celebrar y revisar contratos colectivos de trabajo; representar a la Sociedad ante las autoridades del trabajo en asuntos laborales en que la Sociedad sea parte o tercera interesada, tanto en la audiencia inicial, como en cualesquiera de las etapas del proceso del derecho del trabajo;

II.- Realizar todas las operaciones y celebrar, modificar y rescindir contratos inherentes a los objetos de la Sociedad;
III.- Manejar cuentas bancarias;
IV.- En el caso del Consejo de Administración, nombrar y remover al Director General. Tanto el Consejo de Administración como el Director General podrán nombrar y remover a los Directores Gerentes y demás funcionarios de la Sociedad, incluyendo a los miembros del Comité de Auditoria y del Comité de Prácticas Societarias de la Sociedad, salvo los Presidentes de los mismos quienes serán designados por la Asamblea General de Accionistas de la Sociedad, así como determinar sus facultades, obligaciones y remuneraciones.

V.- Conferir poderes generales o especiales y revocarlos, así como para delegar o sustituir facultades;

VI.- Presentar denuncias y querellas de carácter penal, otorgar el perdón cuando proceda y constituirse en coadyuvante del Ministerio Público;

VII.- Poner en circulación acciones que hayan sido depositadas en la tesorería de la Sociedad; para ser puestas en circulación entre los accionistas de la Sociedad o entre terceros; y

VIII.- Presentar a la Asamblea de Accionistas el informe anual de cada uno de los Comités del Consejo de Administración de la Sociedad respecto de las actividades de éstos.

VIGÉSIMO OCTAVA.- <u>OBLIGACIONES DEL CONSEJO DE ADMINISTRACIÓN</u>. El Consejo de Administración en términos del artículo veintiocho de la Ley del Mercado de Valores deberá ocuparse de los asuntos siguientes:

I.- Establecer las estrategias generales para la conducción del negocio de la Sociedad y personas morales que ésta controle.

II.- Vigilar la gestión y conducción de la Sociedad y de las personas morales que ésta controle, considerando la relevancia que tengan estas últimas en la situación financiera, administrativa y jurídica de la Sociedad, así como el desempeño de los Directivos Relevantes.

III.- Aprobar, con la previa opinión del comité que sea competente: **(A)** las políticas y lineamientos para el uso o goce de los bienes que integren el patrimonio de la Sociedad y de las personas morales que ésta controle, por parte de personas relacionadas;

(B) las operaciones, cada una en lo individual, con personas relacionadas, que pretenda celebrar la Sociedad o las personas morales que ésta controle. No requerirán aprobación del Consejo de Administración, las operaciones que a continuación se señalan, siempre que se apeguen a las políticas y lineamientos que al efecto apruebe el propio Consejo de Administración:

(1) las operaciones que en razón de su cuantía carezcan de relevancia para la Sociedad o personas morales que ésta controle.

(2) las operaciones que se realicen entre la Sociedad y las personas morales que ésta controle o en las que tenga una Influencia Significativa o entre cualquiera de éstas, siempre que: **(a)** sean del giro ordinario o habitual del negocio; **(b)** se consideren hechas a precios de mercado o soportadas en valuaciones realizadas por agentes externos especialistas.

(3) las operaciones que se realicen con empleados, siempre que se lleven a cabo en las mismas condiciones que con cualquier cliente o como resultado de prestaciones laborales de carácter general.

(C) las operaciones que se ejecuten, ya sea simultánea o sucesivamente, que por sus características puedan considerarse como una sola operación y que pretendan llevarse a cabo por la Sociedad o las personas morales que ésta controle, en el lapso de un ejercicio social, cuando sean inusuales o no recurrentes, o bien, su importe represente, con base en cifras correspondientes al cierre del trimestre inmediato anterior en cualquiera de los supuestos siguientes: **(1)** la adquisición o enajenación de bienes con valor igual o superior al cinco por ciento de los activos consolidados de la Sociedad; y **(2)** el otorgamiento de garantías o la asunción de pasivos por un monto total igual o superior al cinco por ciento de los activos consolidados de la Sociedad.

Quedan exceptuadas las inversiones en valores de deuda o en instrumentos bancarios, siempre que se realicen conforme a las políticas que al efecto apruebe el propio Consejo de Administración de la Sociedad.

(D) el nombramiento, elección y, en su caso, destitución del Director General de la Sociedad y su

retribución integral, así como las políticas para la designación y retribución integral de los demás directivos relevantes.

(E) las políticas para el otorgamiento de mutuos, préstamos o cualquier tipo de créditos o garantías a Personas Relacionadas.

Para efectos de estos estatutos sociales se entiende por "*Personas Relacionadas*" las que respecto de la Sociedad se ubiquen en alguno de los siguientes supuestos: **(i)** las personas que controlen o tengan Influencia Significativa en una persona moral que forme parte del Grupo Empresarial o Consorcio al que pertenezca la Sociedad, así como los miembros del Consejo de Administración o administrador y los Directivos Relevantes de las integrantes de dicho Grupo Empresarial o Consorcio; **(ii)** las personas que tengan Poder de Mando en una persona moral que forme parte de un Grupo Empresarial o Consorcio al que pertenezca la Sociedad; **(iii)** el cónyuge, la concubina o el concubinario y las personas que tengan parentesco por consanguinidad o civil hasta el cuarto grado o por afinidad hasta el tercer grado, con personas físicas que se ubiquen en alguno de los supuestos señalados en los incisos (i) y (ii) anteriores, así como los socios y copropietarios de las personas físicas mencionadas en dichos incisos con los que mantengan relaciones de negocios; **(iv)** las personas morales que sean parte del Grupo Empresarial o del Consorcio al que pertenezca la Sociedad; y **(v)** las personas morales sobre las cuales alguna de las personas a que se refieren los incisos (i) a (iii) anteriores, ejerzan el Control o Influencia Significativa;

(F) Las dispensas para que un miembro del Consejo de Administración, Directivo Relevante o persona con Poder de Mando, aproveche oportunidades de negocio para sí o en favor de terceros, que correspondan a la Sociedad o a las personas morales que ésta controle o en las que tenga una Influencia Significativa. Las dispensas por transacciones cuyo importe sea menor al mencionado en la fracción III del inciso (C) de esta cláusula, podrán delegarse en el Comité de Auditoría o en el Comité de Prácticas Societarias de la Sociedad.

(G) Los lineamientos en materia de control interno y auditoría interna de la Sociedad y de las personas morales que ésta controle.

(H) Las políticas contables de la Sociedad, ajustándose, en su caso, a los principios de contabilidad reconocidos o expedidos por la Comisión Nacional Bancaria y de Valores mediante disposiciones de carácter general.

(I) Los estados financieros de la Sociedad.

(J) La contratación de la persona moral que proporcione los servicios de auditoría externa y, en su caso, de servicios adicionales o complementarios a los de auditoría externa.

Cuando las determinaciones del Consejo de Administración no sean acordes con las opiniones que le proporcione el comité correspondiente, el citado comité deberá instruir al Director General revelar tal circunstancia al público inversionista, a través de la Bolsa Mexicana de Valores, S.A. de C.V. de conformidad con lo dispuesto por el reglamento interior de la misma.

IV. Presentar a la Asamblea General de Accionistas de la Sociedad que se celebre con motivo del cierre del ejercicio social: **(A)** los informes de actividades del Comité de Auditoría, del Comité de Prácticas Societarias de la Sociedad y, en su caso, de cualquier otro comité del Consejo de Administración constituido para auxiliarlo en el desempeño de sus funciones; **(B)** el informe que el Director General elabore conforme a lo señalado en el artículo ciento setenta y dos de la Ley General de Sociedades Mercantiles con excepción acompañado del dictamen del auditor externo; **(C)** la opinión del Consejo de Administración sobre el contenido del informe del Director General a que se refiere el inciso (B) inmediato anterior; **(D)** el informe a que se refiere el artículo 172, inciso b) de la Ley General de Sociedades Mercantiles en el que se contengan las principales políticas y criterios contables y de información seguidos en la preparación de la información financiera; y **(E)** el informe sobre las operaciones y actividades en las que hubiere intervenido de conformidad con lo dispuesto por la Ley del Mercado de Valores.

V. Dar seguimiento a los principales riesgos a los que está expuesta la Sociedad y personas morales que ésta controle, identificados con base en la información presentada por los Comités, el Director General y la persona moral que proporcione los servicios de Auditoría Externa, así como a los sistemas de contabilidad, control interno y auditoría interna, registro, archivo o información, de éstas y aquélla, lo que podrá llevar a cabo por conducto del Comité de Auditoría.

VI. Aprobar las políticas de información y comunicación con los accionistas y el mercado, así

como con los miembros del Consejo de Administración y Directivos Relevantes.

VII. Determinar las acciones que correspondan a fin de subsanar las irregularidades que sean de su conocimiento e implementar las medidas correctivas correspondientes.

VIII. Establecer los términos y condiciones a los que se ajustará el Director General en el ejercicio de sus facultades de actos de dominio.

IX. Ordenar al Director General la revelación al público de los eventos relevantes de que tenga conocimiento. Lo anterior, sin perjuicio de la obligación que en tal sentido tiene a su cargo el Director General de la Sociedad de conformidad con la Ley del Mercado de Valores y a estos Estatutos Sociales.

X. Vigilar el cumplimiento de los acuerdos de las Asambleas de Accionistas de la Sociedad. Sin embargo, de conformidad con lo dispuesto por el artículo veintiocho de la Ley del Mercado de Valores, podrá delegar tal función en el Comité de Auditoría.

XI. Las demás que la Ley del Mercado de Valores establezca o se prevean en estos los Estatutos Sociales, acordes con dicho ordenamiento legal.

VIGÉSIMO NOVENA.- DESEMPEÑO DEL CARGO DE MIEMBRO DEL CONSEJO DE ADMINISTRACIÓN. Los miembros del Consejo de Administración de la Sociedad desempeñarán su cargo procurando la creación de valor en beneficio de la misma, sin favorecer a un determinado accionista o grupo de accionistas. Para ello, deberán actuar diligentemente adoptando decisiones razonadas y cumpliendo los demás deberes que les sean impuestos por las disposiciones legales aplicables y estos Estatutos Sociales.

TRIGÉSIMA.- DEBER DE DILIGENCIA. Los miembros del Consejo de Administración de la Sociedad están sujetos al Deber de Diligencia previsto en los artículos treinta y treinta y uno de la Ley del Mercado de Valores. Consecuentemente, deberán ejercer sus funciones actuando de buena fe y en el mejor interés de la Sociedad y personas morales que ésta controle, para lo cual podrán:

(i) Solicitar información de la Sociedad y personas morales que ésta controle, que sea razonablemente necesaria para la toma de decisiones. Al efecto, el Consejo de Administración de la Sociedad podrá establecer, con la previa opinión del Comité de Auditoría, lineamientos que establezcan la forma en que se harán dichas solicitudes y, en su caso, el alcance de las propias solicitudes de información por parte de los consejeros;

(ii) Requerir la presencia de Directivos Relevantes y demás personas, incluyendo auditores externos, que puedan contribuir o aportar elementos para la toma de decisiones en las sesiones del Consejo de Administración;

(iii) Aplazar las sesiones del Consejo de Administración, cuando un consejero no haya sido convocado o ello no hubiere sido en tiempo o, en su caso, por no habérsele proporcionado la información entregada a los demás consejeros. Dicho aplazamiento será hasta por tres días naturales, pudiendo sesionar el Consejo de Administración sin necesidad de nueva convocatoria, siempre que se haya subsanado la deficiencia; y

(iv) Deliberar y votar, solicitando se encuentren presentes, si así lo desean, exclusivamente los miembros y el Secretario no miembro del Consejo de Administración de la Sociedad.

Los miembros del Consejo de Administración deberán guardar confidencialidad respecto de los asuntos que traten en las sesiones del mismo y de cualquier otra información de la que tengan conocimiento respecto de los asuntos de la Sociedad y de las personas morales que ésta controle o en las que la Sociedad tenga Influencia Significativa.

TRIGÉSIMA PRIMERA.- RESPONSABILIDAD POR INCUMPLIMIENTO DEL DEBER DE DILIGENCIA. Los consejeros de la Sociedad serán responsables por daños patrimoniales causados a la Sociedad, a las personas morales que ésta controle y a aquéllas respecto de las cuales la Sociedad tenga Influencia Significativa, causados como consecuencia del incumplimiento del Deber de Diligencia previsto en la Ley del Mercado de Valores y en la cláusula Vigésimo Segunda de estos Estatutos Sociales al que están sujetos, derivados de la actualización de cualquiera de los siguientes supuestos:

(i) Cuando los consejeros se abstengan de asistir, salvo causa justificada a juicio de la Asamblea de Accionistas de la Sociedad, a las sesiones de su Consejo de Administración y, en su caso, del Comité de Auditoría o del Comité de Prácticas Societarias, y que con motivo de su inasistencia no pueda sesionar legalmente el órgano de que se trate;

(ii) En el evento de que los consejeros no revelen al Consejo de Administración o, en su caso, a los Comités de los que formen parte, información relevante que conozcan y que sea necesaria para la adecuada toma de decisiones en dichos órganos sociales, salvo que se encuentren obligados legal o contractualmente a guardar secreto o confidencialidad al respecto; y

(iii) Los consejeros incumplan los deberes que les impone la Ley del Mercado de Valores o estos Estatutos Sociales.

Los miembros del Consejo de Administración que incumplan con el Deber de Diligencia al que están sujetos serán solidariamente responsables por los daños patrimoniales que causen a la Sociedad, a las personas morales que ésta controle o en las que la Sociedad tenga una Influencia Significativa. Sin embargo, la Asamblea de Accionistas de la Sociedad podrá limitar tal responsabilidad e inclusive, contratar en favor de los miembros del Consejo de Administración seguros, fianzas o cauciones que cubran el monto de la indemnización por los daños que cause su actuación a la Sociedad o personas morales que ésta controle o en las que tenga una Influencia Significativa siempre que los actos violatorios del Deber de Diligencia no sean dolosos o de mala fe, o bien, ilícitos.

TRIGÉSIMO SEGUNDA.- DEBER DE LEALTAD. Adicionalmente, los miembros y Secretario no miembro del Consejo de Administración de la Sociedad, deberán cumplir con el Deber de Lealtad que les imponen los artículos treinta y cuatro a treinta y siete de la Ley del Mercado de Valores, cumpliendo entre otras, con las siguientes obligaciones: **(i)** mantener la confidencialidad de la información y de los asuntos de los que tengan conocimiento con motivo de su cargo, en el entendido de que, dicha información o asuntos no sean de carácter público; y **(ii)** abstenerse de participar y estar presentes en la deliberación y votación de un asunto en el que tengan conflicto de interés, sin que ello afecte el quórum requerido para la instalación del citado consejo.

Los consejeros serán solidariamente responsables con quienes les hayan precedido en el cargo, por las irregularidades en que éstos hubieren incurrido si, conociéndolas, no las comunicaran por escrito al Comité de Auditoría y al Auditor Externo de la Sociedad. Además, los consejeros están obligados a informar al Comité de Auditoría y al Auditor Externo, todas aquellas irregularidades que durante el ejercicio de su cargo, tengan conocimiento y que se relacionen con la Sociedad o las personas morales que ésta controle o en las que tenga una Influencia Significativa.

Los miembros del Consejo de Administración y el Secretario no miembro del Consejo de Administración de la Sociedad incurrirán en deslealtad frente a la misma y, en consecuencia, serán responsables de los daños y perjuicios que le sean causados a la propia Sociedad o a las personas morales que ésta controle o en las que tenga una Influencia Significativa, cuando, sin causa legítima, por virtud de su empleo, cargo o comisión, obtengan beneficios económicos para sí o los procuren en favor de terceros, incluyendo a un determinado accionista o grupo de accionistas.

Asimismo, los miembros del Consejo de Administración incurrirán en deslealtad frente a la sociedad o personas morales que ésta controle o en las que tenga una Influencia Significativa, siendo responsables de los daños y perjuicios causados a éstas o aquélla, cuando realicen cualquiera de las conductas previstas en el artículo treinta y cinco de la Ley del Mercado de Valores, consistentes en:

I.- votar con conflicto de interés, en las sesiones del Consejo de Administración o tomar determinaciones relacionadas con el patrimonio de la Sociedad o personas morales que ésta controle o en las que tenga Influencia Significativa;

II.- no revelar, en los asuntos que se traten en las sesiones del Consejo de Administración o de los Comités de los que formen parte, los conflictos de interés que tengan respecto de la Sociedad o personas morales que ésta controle o en las que tengan una Influencia Significativa;

III.- favorecer, a sabiendas, a un determinado accionista o grupo de accionistas de la Sociedad o de las personas morales que ésta controle o en las que tenga una Influencia Significativa, en detrimento o perjuicio de los demás accionistas;

IV.- aprobar las operaciones que celebren la Sociedad o las personas morales que ésta controle o en las que tenga Influencia Significativa, con personas relacionadas, sin ajustarse o dar cumplimiento a los requisitos que establece la Ley del Mercado de Valores;

V.- aprovechar para sí o aprobar en favor de terceros, el uso o goce de los bienes que formen parte del patrimonio de la Sociedad o personas morales que ésta controle, en contravención de las políticas aprobadas por el Consejo de Administración;

VI.- hacer uso indebido de información relevante que no sea del conocimiento público, relativa a la Sociedad o personas morales que ésta controle o en las que tenga Influencia Significativa; y

VII.- aprovechar o explotar, en beneficio propio o en favor de terceros, sin la dispensa del Consejo de Administración de la Sociedad, oportunidades de negocio que correspondan a la Sociedad o personas morales que ésta controle o en las que tenga Influencia Significativa.

Al efecto, se considerará, salvo prueba en contrario, que se aprovecha o explota una oportunidad de negocio que corresponde a la Sociedad o personas morales que ésta controle o en las que tenga una Influencia Significativa, cuando el consejero, directa o indirectamente, realice actividades que: **(A)** sean del giro ordinario o habitual de la propia sociedad o de las personas morales que ésta controle o en las que tenga una Influencia Significativa; **(B)** impliquen la celebración de una operación o una oportunidad de negocio que originalmente sea dirigida a la Sociedad o personas morales citadas en el inciso anterior; y **(C)** involucren o pretendan involucrar en proyectos comerciales o de negocios a desarrollar por la Sociedad o las personas morales citadas en el inciso **(A)** anterior, siempre que el consejero haya tenido conocimiento previo de ello.

Tratándose de personas morales en las que una Sociedad tenga una Influencia Significativa, la responsabilidad por deslealtad será exigible tanto a los miembros del Consejo de Administración como a su Secretario no miembro que contribuyan en la obtención, sin causa legítima, de los beneficios a que se refiere esta cláusula.

Los miembros y el Secretario no miembro del Consejo de Administración de la Sociedad, deberán abstenerse de realizar cualquiera de las conductas que a continuación se establecen: **(i)** generar, difundir, publicar o proporcionar información al público inversionista, respecto de la Sociedad o personas morales que ésta controle o en las que tenga una Influencia Significativa, o bien, sobre los valores de cualquiera de ellas, a sabiendas de que es falsa o induce a error, o bien, ordenar que se lleve a cabo alguna de dichas conductas;

(ii) ordenar u ocasionar que se omita el registro de operaciones efectuadas por la Sociedad o las personas morales que ésta controle, así como alterar u ordenar alterar los registros para ocultar la verdadera naturaleza de las operaciones celebradas, afectando cualquier concepto de los estados financieros;

(iii) ocultar, omitir u ocasionar que se oculte u omita revelar información relevante que en deba ser divulgada al público en términos de lo dispuesto por la Ley del Mercado de Valores, a los accionistas o a los tenedores de valores, salvo que la mencionada ley prevea la posibilidad de su diferimiento;

(iv) ordenar o aceptar que se inscriban datos falsos en la contabilidad de la Sociedad o personas morales que ésta controle;

(v) destruir, modificar u ordenar que se destruyan o modifiquen, total o parcialmente, los sistemas o registros contables o la documentación que dé origen a los asientos contables de la Sociedad o de las personas morales que ésta controle, con anterioridad al vencimiento de los plazos legales de conservación y con el propósito de ocultar su registro o evidencia;

(vi) destruir u ordenar destruir, total o parcialmente, información, documentos o archivos, incluso electrónicos, con el propósito de impedir u obstruir los actos de supervisión de la Comisión Nacional Bancaria y de Valores;

(vii) destruir u ordenar destruir, total o parcialmente, información, documentos o archivos, incluso electrónicos, con el propósito de manipular u ocultar datos o información relevante de la Sociedad a quienes tengan interés jurídico en conocerlos;

(viii) presentar a la Comisión Nacional Bancaria y de Valores documentos o información falsa o alterada, con el objeto de ocultar su verdadero contenido o contexto; y

(ix) alterar las cuentas activas o pasivas o las condiciones de los contratos, hacer u ordenar que se registren operaciones o gastos inexistentes, exagerar los reales o realizar intencionalmente cualquier acto u operación ilícita o prohibida por la ley, generando en cualquiera de dichos supuestos un quebranto o perjuicio en el patrimonio de la Sociedad o de las personas morales controladas por ésta, en beneficio económico propio, ya sea directamente o a través de un tercero.

Lo previsto en esta Cláusula también será aplicable a las personas que ejerzan Poder de Mando en la Sociedad.

TRIGÉSIMO TERCERA.- RESPONSABILIDAD POR INCUMPLIMIENTO DEL DEBER DE LEALTAD. La responsabilidad consistente en indemnizar los daños y perjuicios ocasionados con motivo de los actos, hechos u omisiones a derivadas del incumplimiento del Deber de Lealtad, será solidaria entre los culpables que hayan adoptado la decisión y será exigible como consecuencia de los daños o perjuicios ocasionados. La indemnización que corresponda deberá cubrir los daños y perjuicios causados a la Sociedad o personas morales que ésta controle o en las que tenga una Influencia Significativa y, en todo caso, se procederá a la remoción del cargo de los culpables.

La Sociedad afectada, en ningún caso, podrá pactar en contrario, ni prever en estos Estatutos Sociales, prestaciones, beneficios o excluyentes de responsabilidad, que limiten, liberen, sustituyan o compensen las obligaciones por la responsabilidad a que se refieren los artículos treinta y cuatro a treinta y siete de la Ley del Mercado de Valores, ni contratar en favor de persona alguna seguros, fianzas o cauciones que cubran el monto de la indemnización por los daños y perjuicios ocasionados.

TRIGÉSIMO CUARTA.- ACCIONES DE RESPONSABILIDAD. Los consejeros de la Sociedad están sujetos a las acciones de responsabilidad previstas en el artículo treinta y ocho de la Ley del Mercado de Valores. Dicha responsabilidad será única y exclusivamente en favor de la Sociedad o de la persona moral que ésta controle o en la que tenga una Influencia Significativa, que sufra el daño patrimonial.

La acción de responsabilidad podrá ser ejercida: **(i)** por la Sociedad; o **(ii)** por los accionistas de la Sociedad que, en lo individual o en su conjunto, tengan la titularidad de acciones que representen el cinco por ciento o más del capital social de conformidad con los términos y condiciones establecidos en la Cláusula Décimo Cuarta previa y en los artículos treinta y ocho y treinta y nueve de la Ley del Mercado de Valores.

Los miembros del Consejo de Administración no incurrirán, individualmente o en su conjunto, en responsabilidad por los daños o perjuicios que ocasionen a la Sociedad o a las personas morales que ésta controle o en las que tenga una Influencia Significativa, derivados de los actos que ejecuten o las decisiones que adopten, cuando actuando de buena fe, se actualice cualquiera de las excluyentes de responsabilidad siguientes: **(i)** den cumplimiento a los requisitos que la Ley del Mercado de Valores establezca para la aprobación de los asuntos que competa conocer al Consejo de Administración o, en su caso, comités de los que formen parte; **(ii)** tomen decisiones o voten en las sesiones del Consejo de Administración o, en su caso, comités a que pertenezcan, con base en información proporcionada por Directivos Relevantes, la persona moral que brinde los servicios de auditoría externa o los expertos independientes, cuya capacidad y credibilidad no ofrezcan motivo de duda razonable; **(iii)** hayan seleccionado la alternativa más adecuada, a su leal saber y entender, o los efectos patrimoniales negativos no hayan sido previsibles, en ambos casos, con base en la información disponible al momento de la decisión; y **(iv)** cumplan los acuerdos de la Asamblea de Accionistas, siempre y cuando éstos no sean violatorios de la ley.

TRIGÉSIMO QUINTA.- VIGILANCIA DE LA GESTIÓN, CONDUCCIÓN Y EJECUCIÓN DE LOS NEGOCIOS DE LA SOCIEDAD. El Consejo de Administración, para el desempeño de la vigilancia de la gestión, conducción y ejecución de los negocios de la Sociedad y de las personas morales que ésta controle, estará a cargo del Consejo de Administración de la Sociedad a través del Comité de Auditoría y el Comité de Prácticas Societarias que se constituyan para tal efecto, así como por conducto de la persona que realice la auditoria externa de la Sociedad, cada uno en el ámbito de sus competencias, según lo señalado en la Ley del Mercado de Valores. Dichos comités cumplirán con las funciones que, en materia de auditoria y de prácticas societarias, dispone la Ley del Mercado de Valores.

I.- Los comités del Consejo de Administración se integrarán por un mínimo de tres miembros. El nombramiento de los integrantes de dichos comités, recaerá exclusivamente en miembros *independientes del Consejo de Administración de la Sociedad* y serán designados por el propio Consejo de Administración a propuesta de su Presidente.

En el evento de que la Sociedad sea controlada por una Persona o Grupo de Personas que tengan el cincuenta por ciento o más del capital social, el Comité de Prácticas Societarias que, en su caso, constituya del Consejo de Administración, se integrará, cuando menos, por una mayoría de consejeros independientes, siempre que dicha circunstancia sea revelada al público inversionista.

II.- Los Comités del Consejo de Administración tendrán la obligación de informar al Consejo de Administración de sus actividades y elaborar anualmente un reporte sobre las mismas;

III.- La Sociedad constituirá los Comités del Consejo de Administración que acuerde la Asamblea de Accionistas o el Consejo de Administración de la Sociedad pero, en todo caso, deberá constituir un Comité de Auditoría y un Comité de Prácticas Societarias de conformidad con el artículo veintisinco de la Ley del Mercado de Valores.

IV.- Para la elaboración de sus informes y opiniones, los Comités deberán escuchar a los *Directivos Relevantes de la Sociedad*; en caso de existir diferencia de opinión con estos últimos, incorporarán tales diferencias en los citados informes y opiniones.

V.- Los presidentes del Comités de Auditoría y de Prácticas Societarias serán designados y/o removidos de su cargo exclusivamente por la Asamblea General de Accionistas. Dichos presidentes no podrán presidir el Consejo de Administración y deberán ser seleccionados por su experiencia, por su reconocida capacidad y por su prestigio profesional.

TRIGÉSIMO SEXTA.- <u>COMITÉ DE AUDITORIA</u>. El Comité de Auditoría deberá desempeñar las siguientes funciones:

I.- Dar una opinión al Consejo de Administración sobre: **(A)** la mención y seguimiento de las medidas preventivas y correctivas implementadas con base en los resultados de las investigaciones relacionadas con el incumplimiento a los lineamientos y políticas de operación y de registro contable, ya sea de la propia Sociedad o de las personas morales que ésta controle; **(B)** la evaluación del desempeño de la persona moral que otorgue los servicios de auditoría externa, así como del auditor externo encargado de ésta; **(C)** la descripción y valoración de los servicios adicionales o complementarios que, en su caso, proporcione la persona moral encargada de realizar la auditoría externa, así como los que otorguen los expertos independientes; **(D)** los principales resultados de las revisiones a los estados financieros de la Sociedad y de las personas morales que ésta controle; **(E)** la descripción y efectos de las modificaciones a las políticas contables aprobadas durante el periodo que cubra el informe; **(F)** las medidas adoptadas con motivo de las observaciones que consideren relevantes, formuladas por accionistas, consejeros, directivos relevantes, empleados y, en general, de cualquier tercero, respecto de la contabilidad, controles internos y temas relacionados con la auditoría interna o externa, o bien, derivadas de las denuncias realizadas sobre hechos que estimen irregulares en la administración; y **(G)** el *seguimiento de los acuerdos de las Asambleas de Accionistas y del Consejo de Administración.*

II.- Evaluar el desempeño de la persona moral que proporcione los servicios de auditoría externa, así como analizar el dictamen, opiniones, reportes o informes que elabore y suscriba el auditor externo. Para tal efecto, el Comité de Auditoría podrá requerir la presencia del citado auditor cuando lo estime conveniente, sin perjuicio de que deberá reunirse con este último por lo menos una vez al año.

III.- Discutir los estados financieros de la Sociedad con las personas responsables de su elaboración y revisión, y con base en ello recomendar o no al Consejo de Administración su aprobación.

IV.- Informar al Consejo de Administración la situación que guarda el sistema de control interno y auditoría interna de la Sociedad y de las personas morales que ésta controle, incluyendo las irregularidades que, en su caso, detecte.

V.- Elaborar la opinión respecto de las operaciones inusuales o no concurrentes o bien, aquellas que por su importe sean relevantes en términos del artículo veintiocho, fracción IV, inciso c) de la Ley del Mercado de Valores, y someterla a consideración del Consejo de Administración para su posterior presentación a la asamblea de accionistas, apoyándose, entre otros elementos, en el dictamen del auditor externo. Dicha opinión deberá señalar, por lo menos: **(A)** si las políticas

y criterios contables y de información seguidas por la Sociedad son adecuados y suficientes tomando en consideración las circunstancias particulares de la misma; (**B**) si dichas políticas y criterios han sido aplicados consistentemente en la información presentada por el Director General; y (**C**) la información presentada por el Director General refleja en forma razonable la situación financiera y los resultados de la Sociedad.

VI.- Apoyar al Consejo de Administración en la elaboración de los informes respecto a las principales políticas y criterios contables seguidos para la preparación de la información financiera de la Sociedad y las actividades y actividades en las que el propio Consejo de Administración hubiere intervenido, de conformidad con lo dispuesto por el artículo veintiocho, fracción IV, incisos d) y e) de la Ley del Mercado de Valores.

VII.- Solicitar la opinión de expertos independientes en los casos en que lo juzgue conveniente, para el adecuado desempeño de sus funciones o cuando conforme a Ley del Mercado de Valores o disposiciones de carácter general que emita en su caso la Comisión Nacional Bancaria y de Valores, se requiera.

VIII.- Requerir a los Directivos Relevantes y demás empleados de la Sociedad o de las personas morales que ésta controle, reportes relativos a la elaboración de la información financiera y de cualquier otro tipo que estime necesaria para el ejercicio de sus funciones.

IX.- Investigar los posibles incumplimientos de los que tenga conocimiento, a las operaciones, lineamientos y políticas de operación, sistema de control interno y auditoría interna y registro contable, ya sea de la propia Sociedad o de las personas morales que ésta controle, para lo cual deberá realizar un examen de la documentación, registros y demás evidencias comprobatorias, en el grado y extensión que sean necesarios para efectuar dicha vigilancia.

X.- Recibir y analizar observaciones formuladas por accionistas, consejeros, Directivos Relevantes, empleados y, en general, de cualquier tercero, respecto de los asuntos a que se refiere el inciso inmediato anterior, así como realizar las acciones que a su juicio resulten procedentes en relación con tales observaciones.

XI.- Solicitar reuniones periódicas con los Directivos Relevantes, así como la entrega de cualquier tipo de información relacionada con el control interno y auditoría interna de la sociedad o personas morales que ésta controle.

XII.- Informar al Consejo de Administración de las irregularidades importantes detectadas con motivo del ejercicio de sus funciones y, en su caso, de las acciones correctivas adoptadas o proponer las que deban aplicarse.

XIII.- Convocar a Asambleas de Accionistas y solicitar que se inserten en el Orden del Día de dichas asambleas los puntos que estimen pertinentes.

XIV.- Vigilar que el Director General dé cumplimiento a los acuerdos de las Asambleas de Accionistas y del Consejo de Administración de la Sociedad, conforme a las instrucciones que, en su caso, dicte la propia asamblea o el referido consejo.

XV.- Vigilar que se establezcan mecanismos y controles internos que permitan verificar que los actos y operaciones de la Sociedad y de las personas morales que ésta controle, se apeguen a la normativa aplicable, así como implementar metodologías que posibiliten revisar el cumplimiento de lo anterior.

XVI.- Las demás que establezca la Ley del Mercado de Valores o se prevean en estos Estatutos Sociales.

TRIGÉSIMO SÉPTIMA.- COMITÉ DE PRÁCTICAS SOCIETARIAS. El Comité de Prácticas Societarias que, en su caso, se constituya, deberá cumplir con las siguientes funciones:

I.- Dar opinión al Consejo de Administración en relación: **(A)** a las observaciones respecto del desempeño de los Directivos Relevantes de la Sociedad; **(B)** las operaciones con personas

relacionadas, durante el ejercicio que se informa, detallando las características de las operaciones significativas; **(C)** los paquetes de emolumentos o remuneraciones integrales del Director General y Directivos Relevantes de la Sociedad; y **(D)** las dispensas otorgadas por el Consejo de Administración para aprovechar oportunidades de negocio que correspondan a la Sociedad, a las personas morales que ésta controle o aquellas en las que la Sociedad tenga Influencia Significativa en términos del inciso f) fracción III del artículo veintiocho de la Ley del Mercado de Valores.

II.- Solicitar la opinión de expertos independientes en los casos en que lo juzguen conveniente, para el adecuado desempeño de sus funciones o cuando conforme a la Ley del Mercado de Valores o las disposiciones de carácter general que al efecto emita la Comisión Nacional Bancaria y de Valores, se requiera.

III.- Convocar a Asambleas de Accionistas y hacer que se inserten en el Orden del Día de dichas asambleas los puntos que estimen pertinentes.

IV.- Apoyar al Consejo de Administración en la elaboración de los informes respecto a las principales políticas y criterios contables seguidos para la preparación de la información financiera de la Sociedad y las actividades y actividades en las que el propio Consejo de Administración hubiere intervenido, de conformidad con lo dispuesto por el artículo veintiocho, fracción IV, incisos d) y e) de la Ley del Mercado de Valores.

V.- Las demás que establezca la Ley del Mercado de Valores o se prevean en estos Estatutos Sociales.

TRIGÉSIMO OCTAVA.- DIRECTOR GENERAL. De conformidad con lo dispuesto por el artículo cuarenta y cuatro de la Ley del Mercado de Valores, las funciones de gestión, conducción y ejecución de los negocios de la Sociedad y de las personas morales que ésta controle, serán responsabilidad del Director General de la misma. El Director General de la Sociedad para el desempeño de sus funciones deberá sujetarse a las estrategias, lineamientos y políticas aprobadas por el Consejo de Administración de la Sociedad.

El Director General para el cumplimiento de sus funciones contará con las más amplias facultades comprendidas en los poderes generales para:

a) pleitos y cobranzas; **b)** para administrar bienes; con todas las facultades generales y las especiales que requieran cláusula especial conforme a la ley, en los términos de los artículos dos mil quinientos cincuenta y cuatro del Código Civil Federal y de las disposiciones correlativas del Código Civil para el Distrito Federal y de los Códigos Civiles de las demás entidades federativas que integran a los Estados Unidos Mexicanos; **c)** representar a la Sociedad ante particulares y toda clase de autoridades administrativas y judiciales, ya sean federales, estatales o municipales, ante toda clase de juntas de conciliación y arbitraje y demás autoridades del trabajo, así como ante árbitros y arbitradores; y **d)** girar, aceptar, endosar y avalar o suscribir, en cualquier forma títulos de crédito, así como para protestarlos en términos del Artículo Noveno de la Ley General de Títulos y Operaciones de Crédito.

Asimismo, el Director General contará con facultades previstas en los poderes para actos de dominio, cuyo ejercicio estará sujeto a los términos y condiciones establecidos para tal efecto por el Consejo de Administración de la Sociedad.

Los anteriores poderes incluyen enunciativamente y no limitativamente facultades para:

I.- Interponer toda clase de juicios y recursos, aún el de amparo, y desistirse de ellos; para transigir, comprometer en árbitros, articular y absolver posiciones, hacer cesión de bienes, recusar y recibir pagos; para discutir, celebrar y revisar contratos colectivos de trabajo; representar a la Sociedad ante las autoridades del trabajo en asuntos laborales en que la Sociedad sea parte o tercera interesada, tanto en la audiencia inicial, como en cualesquiera de las etapas del proceso del derecho del trabajo;

II.- Realizar todas las operaciones y celebrar, modificar y rescindir contratos inherentes a los objetos de la Sociedad;

III.- Manejar cuentas bancarias;

IV.- Conferir poderes generales o especiales y revocarlos, así como para delegar o sustituir facultades; y

V.- Presentar denuncias y querellas de carácter penal, otorgar el perdón cuando proceda y constituirse en coadyuvante del Ministerio Público;

TRIGÉSIMO NOVENA.- OBLIGACIONES DEL DIRECTOR GENERAL. El Director General deberá cumplir con las siguientes funciones:

I. Someter a la aprobación del Consejo de Administración las estrategias de negocio de la Sociedad y personas morales que ésta controle, con base en la información que estas últimas le proporcionen;

II. Dar cumplimiento a los acuerdos de las Asambleas de Accionistas y del Consejo de Administración, conforme a las instrucciones que, en su caso, dicte la propia asamblea o el referido Consejo de Administración;

III. Proponer al Comité de Auditoría, los lineamientos del sistema de control interno y auditoría interna de la Sociedad y personas morales que ésta controle, así como ejecutar los lineamientos que al efecto apruebe el Consejo de Administración de la referida Sociedad;

IV. Suscribir la información relevante de la Sociedad, junto con los Directivos Relevantes encargados de su preparación, en el área de su competencia;

V. Difundir la información relevante y eventos que deban ser revelados al público, ajustándose a lo previsto en la Ley del Mercado de Valores;

VI. Dar cumplimiento a las disposiciones relativas a la celebración de operaciones de adquisición y colocación de acciones propias de la Sociedad;

VII. Ejercer, por sí o a través de delegado facultado, en el ámbito de su competencia o por instrucción del Consejo de Administración, las acciones correctivas y de responsabilidad que resulten procedentes;

VIII. Verificar que se realicen, en su caso, las aportaciones de capital hechas por los accionistas;

IX. Dar cumplimiento a los requisitos legales y estatutarios establecidos con respecto a los dividendos que se paguen a los Accionistas;

X. Asegurar que se mantengan los sistemas de contabilidad, registro, archivo o información de la sociedad;

XI. Elaborar y presentar al Consejo de Administración el informe a que se refiere el artículo ciento setenta y dos de la Ley General de Sociedades Mercantiles, con excepción de lo previsto en el inciso b) de dicho precepto;

XII. Establecer mecanismos y controles internos que permitan verificar que los actos y operaciones de la sociedad y personas morales que ésta controle, se hayan apegado a la normativa aplicable, así como dar seguimiento a los resultados de esos mecanismos y controles internos y tomar las medidas que resulten necesarias en su caso;

XIII. Ejercer las acciones de responsabilidad a que esta Ley se refiere, en contra de personas relacionadas o terceros que presumiblemente hubieren ocasionado un daño a la sociedad o las personas morales que ésta controle o en las que tenga una Influencia Significativa, salvo que por determinación del Consejo de Administración de la Sociedad y previa opinión del Comité de Auditoría, el daño causado no sea relevante; y

XIV. Las demás que la Ley del Mercado de Valores establezca o se prevean en estos Estatutos Sociales, acordes con las funciones que el presente ordenamiento legal le asigna.

El Director General, para el ejercicio de sus funciones y actividades se auxiliará de los Directivos Relevantes y de cualquier empleado de la Sociedad o de las personas morales que ésta controle.

CUADRAGÉSIMA.- RESPONSABILIDADES POR INCUMPLIMIENTO A CARGO DEL DIRECTOR GENERAL Y DE LOS DIRECTIVOS RELEVANTES DE LA SOCIEDAD. El Director General y los demás Directivos Relevantes estarán sujetos al cumplimiento de los Deberes de Diligencia y de Lealtad previstos en la Ley del Mercado de Valores y estos Estatutos Sociales, en sus respectivas competencias, por lo que responderán por los daños y perjuicios derivados de las

funciones que les correspondan. Asimismo, les resultarán aplicables las excluyentes y limitaciones de responsabilidad a que se refieren los artículos treinta y tres y cuarenta de la Ley del Mercado de Valores, en lo conducente.

Adicionalmente, el Director General y los demás Directivos Relevantes serán responsables de los daños y perjuicios que ocasionen a la Sociedad o personas morales que ésta controle por: **(i)** la falta de atención oportuna y diligente, por causas que les sean imputables, de las solicitudes de información y documentación que en el ámbito de sus competencias les requieran los consejeros de la Sociedad, (ii) la presentación o revelación, a sabiendas, de información falsa o que ... error; y **(iii)** la actualización de cualquiera de las conductas previstas en los artículos treinta y cinco, fracciones III y IV a VII y treinta y seis de la Ley del Mercado de Valores, siendo aplicable lo previsto en los artículos treinta y siete a treinta y nueve de dicho ordenamiento.

CUADRAGÉSIMA PRIMERA.- **<u>CAUCIONES</u>.** Los miembros del Consejo de Administración, así como el Director General y demás funcionarios, que sean designados, caucionarán su manejo, mediante el depósito en la tesorería de la Sociedad, de la cantidad que determine la Asamblea de Accionistas que los elija, o en su defecto, el importe del valor nominal de una acción de la Sociedad.

CUADRAGÉSIMO SEGUNDA.- **<u>ADQUISICIÓN DE ACCIONES PROPIAS DE LA SOCIEDAD</u>.** La Sociedad podrá adquirir las acciones representativas de su capital social o títulos de crédito que representen dichas acciones, sin que sea aplicable la prohibición establecida en el primer párrafo del artículo ciento treinta y cuatro de la Ley General de Sociedades Mercantiles, siempre que:

I.- La adquisición se efectúe en alguna bolsa de valores nacional;

II.- La adquisición y, en su caso, la enajenación en bolsa, se realice a precio de mercado, salvo que se trate de ofertas públicas o de subastas autorizadas por la Comisión Nacional Bancaria y de Valores;

III.- La adquisición se realice con cargo a su capital contable, en cuyo supuesto podrán mantenerlas en tenencia propia sin necesidad de realizar una reducción de capital social, o bien, con cargo al capital social, en cuyo caso se convertirán en acciones no suscritas que conserven en tesorería, sin necesidad de acuerdo de la Asamblea de Accionistas de la Sociedad. La Sociedad en todo caso, deberá anunciar el importe del capital suscrito y pagado cuando se dé publicidad al capital autorizado representado por las acciones emitidas y no suscritas.

IV.- La asamblea general ordinaria de accionistas acordará expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias o títulos de crédito que representen dichas acciones, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la sociedad, incluyendo las retenidas.

V.- En su caso, la Sociedad se encuentre al corriente en el pago de las obligaciones derivadas de instrumentos de deuda inscritos en el Registro Nacional de Valores.

La adquisición y enajenación de las acciones o títulos de crédito que representen dichas acciones, en ningún caso podrán dar lugar a que se excedan los porcentajes previstos en estos Estatutos Sociales y el artículo cincuenta y cuatro de la Ley del Mercado de Valores, ni a que se incumplan los requisitos de mantenimiento del listado de la Bolsa Mexicana de Valores, S.A. de C.V.

Las acciones propias y los títulos de crédito que representen dichas acciones que pertenezcan a la Sociedad o, en su caso, las acciones emitidas no suscritas que se conserven en tesorería, podrán ser colocadas entre el público inversionista sin que para tal caso se requiera resolución de Asamblea de Accionistas o acuerdo del Consejo de Administración, sin que sea aplicable lo dispuesto en el artículo ciento treinta y dos de la Ley General de Sociedades Mercantiles.

En tanto las acciones pertenezcan a la Sociedad, no podrán ser representadas ni votadas en las Asambleas de Accionistas, ni ejercitarse derechos sociales o económicos de tipo alguno.

CUADRAGÉSIMO TERCERA.- **<u>INVERSIÓN EN ACCIONES DE LA SOCIEDAD</u>.** Las sociedades en las cuales esta Sociedad tenga la titularidad de la mayoría de las acciones o parte sociales, no deberán directa o indirectamente invertir en acciones de la misma, ni de ninguna otra sociedad que sea accionista mayoritaria de esta Sociedad, o que sin serlo, las sociedades subsidiarias, tengan conocimiento de que es una sociedad accionista de ésta.

CUADRAGÉSIMO CUARTA.- CANCELACIÓN DEL REGISTRO EN LA SECCIÓN DE VALORES DEL REGISTRO NACIONAL DE VALORES. En términos del artículo ciento ocho de la Ley del Mercado de Valores, la Comisión Nacional Bancaria y de Valores podrá cancelar la inscripción de acciones representativas del capital social de la Sociedad o títulos de crédito que las representen y que estén inscritos en el Registro Nacional de Valores, en cualquiera de los supuestos que se establecen a continuación, siempre que a su juicio se demuestre que han quedado salvaguardados los intereses del público inversionista y adicionalmente se cumplan los requisitos previstos en el citado articulo ciento ocho de la Ley del Mercado de Valores:

I. Cuando la Sociedad cometa infracciones graves o reiteradas a la Ley del Mercado de Valores, o bien, cuando las acciones representativas de su capital social o títulos de crédito que las representen satisfagan los requisitos de mantenimiento de listado en bolsa, en cuyos supuestos la Sociedad estará obligada, previo requerimiento de la Comisión Nacional Bancaria y de Valores, a realizar una oferta pública en un plazo máximo de ciento ochenta días naturales, contado a partir de que surta efectos tal requerimiento, siendo aplicable lo previsto en los artículos noventa y seis, noventa y siete y noventa y ocho, fracciones I y II, y ciento uno primer párrafo, de la Ley del Mercado de Valores, así como las reglas siguientes:

a) La oferta deberá dirigirse exclusivamente a los accionistas o a los tenedores de los títulos de crédito que representen las acciones de la Sociedad, que no formen parte, al momento del requerimiento de la Comisión Nacional Bancaria y de Valores, del Grupo de Personas que tenga el Control de la Sociedad.

b) La oferta deberá realizarse cuando menos al precio que resulte mayor entre el valor de cotización y el valor contable de las acciones de la Sociedad o títulos de crédito que representen dichas acciones, de acuerdo, en este segundo caso, al último reporte trimestral presentado a la Comisión Nacional Bancaria y de Valores y a la Bolsa Mexicana de Valores, S.A. de C.V. antes del inicio de la oferta, ajustado cuando dicho valor se haya modificado de conformidad con criterios aplicables a la determinación de información relevante, en cuyo supuesto, deberá considerarse la información financiera más reciente con que cuente la Sociedad y presentarse una certificación de un directivo facultado de la emisora respecto de la determinación del valor contable.

El valor de cotización en bolsa será el precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos treinta días en que se hubieran negociado las acciones o títulos de crédito que representen dichas acciones, previos al inicio de la oferta, durante un periodo que no podrá ser superior a seis meses. En caso de que el número de días en que se hayan negociado las acciones o títulos de crédito mencionados, durante el periodo señalado, sea inferior a treinta, se tomarán los días que efectivamente se hubieren negociado. Cuando no hubiere habido negociaciones en dicho periodo, se tomará el valor contable.

En el evento de que la Sociedad cuente con más de una serie accionaria listada, el promedio a que hace referencia el párrafo anterior deberá realizarse por cada una de las series que se pretenda cancelar, debiendo tomarse como valor de cotización para la oferta pública de todas las series, el promedio que resulte mayor.

c) La Sociedad obligada a realizar la oferta, deberá afectar en fideicomiso por un periodo mínimo de seis meses, contado a partir de la fecha de cancelación, los recursos necesarios para adquirir al mismo precio de la oferta los valores de los inversionistas que no hubieren acudido a la misma.

La persona o Grupo de Personas que tengan el Control de la Sociedad al momento en que la Comisión Nacional Bancaria y de Valores haga el mencionado requerimiento, serán subsidiariamente responsables con la Sociedad del cumplimiento de lo previsto anteriormente.

La Comisión Nacional Bancaria y de Valores podrá ordenar, a costa de la Sociedad, que se practique una valuación por un experto independiente con la finalidad de determinar el precio de la oferta, cuando lo considere indispensable para la protección de los intereses del público inversionista.

En el evento de que la Comisión Nacional Bancaria y de Valores hubiere cancelado la inscripción de las acciones representativas del capital social de la Sociedad o los títulos de crédito que las representen en el Registro Nacional de Valores, no podrá colocar nuevamente valores entre el público inversionista hasta que transcurra un año contado a partir de la cancelación correspondiente.

II. Adicionalmente, la Sociedad podrá solicitar, previo acuerdo de la Asamblea General Extraordinaria de Accionistas y con el voto favorable de los titulares de acciones con o sin derecho a voto, que representen el noventa y cinco por ciento del capital social.

Una vez obtenido el referido acuerdo de Asamblea de Accionistas, se llevará a cabo una oferta pública de adquisición conforme a lo establecido en la fracción I de esta cláusula.

Para efectos de evaluar la procedencia de la cancelación de las acciones representativas del capital social de la Sociedad o de los títulos de crédito que las representen en el Registro Nacional de Valores, la Comisión Nacional Bancaria y de Valores considerará los siguientes aspectos:

a) El número de inversionistas que hubieren acudido a la oferta.

b) El porcentaje del capital propiedad de tales inversionistas.

c) Las características de los inversionistas que no acudieron a la oferta y, en caso de conocerlas, las circunstancias por las que se abstuvieron de aceptar la oferta.

Asimismo, la Comisión Nacional Bancaria y de Valores podrá establecer mediante disposiciones de carácter general, excepciones a la obligación de llevar a cabo la oferta pública antes mencionada, cuando en virtud del reducido número de títulos colocados entre el público inversionista y su importe así se justifique, pero en todo caso deberá constituirse el fideicomiso a que hace referencia el inciso c) de la fracción I de esta cláusula.

III. Tratándose de instrumentos de deuda que, en su caso, emita la Sociedad, se acredite a la Comisión Nacional Bancaria y de Valores estar al corriente en el pago de sus obligaciones derivadas de los títulos o, en su caso, el acuerdo de la Asamblea de Tenedores que determine la cancelación registral.

El Consejo de Administración de la Sociedad, deberá dar a conocer su opinión al público sobre el precio de la oferta pública que en su caso realice la Sociedad para efectos de esta cláusula, ajustándose a lo previsto en el artículo ciento uno de la Ley del Mercado de Valores.

La Sociedad como consecuencia de la cancelación de la inscripción de las acciones representativas de su capital social o títulos de crédito que las representen en el Registro Nacional de Valores, dejará de tener el carácter de bursátil, quedando sujeta por ministerio de ley al régimen previsto en la Ley General de Sociedades Mercantiles para las sociedades anónimas, o bien, a lo establecido en la Ley del Mercado de Valores en el supuesto de que adopten la modalidad de sociedad anónima promotora de inversión.

La Comisión Nacional Bancaria y de Valores podrá autorizar el uso de una base distinta para la determinación del precio de la oferta, atendiendo a la situación financiera y perspectivas de la Sociedad, siempre que se cuente con la aprobación del Consejo de Administración, previa opinión del Comité de Prácticas Societarias, en la que se contengan los motivos por los cuales se estima justificado establecer un precio distinto, respaldada del informe de un experto independiente.

CUADRAGÉSIMO QUINTA.- EJERCICIOS SOCIALES. Los ejercicios sociales de la Sociedad coincidirán con el año calendario de conformidad con lo dispuesto por el artículo ocho-A de la Ley General de Sociedades Mercantiles.

En los casos en que la Sociedad entre en liquidación o sea fusionada, su ejercicio social terminará anticipadamente en la fecha en que entre en liquidación o se fusione y se considerará que habrá un ejercicio durante todo el tiempo en que la Sociedad esté en liquidación debiendo coincidir este último con lo que al efecto establece el artículo once del Código Fiscal de la Federación.

CUADRAGÉSIMO SEXTA.- INFORMACIÓN FINANCIERA. Al término de cada ejercicio social, se preparará el informe a que se refiere el enunciado del artículo ciento setenta y dos de la Ley General de Sociedades Mercantiles y se seguirá el procedimiento propuesto en los artículos ciento setenta y tres y ciento setenta y siete de dicha ley.

CUADRAGÉSIMO SÉPTIMA.- DISTRIBUCIÓN DE UTILIDADES. Las utilidades netas obtenidas en cada ejercicio social, después de aprobado el estado financiero correspondiente por los accionistas de la Sociedad, se distribuirán en la forma siguiente:

1. Se separará en su caso, la cantidad que corresponda a los trabajadores, por concepto de participación en las utilidades de la empresa;

2. Un cinco por ciento, será separado para formar o incrementar la reserva legal, hasta que dicho fondo sea por lo menos, igual a la quinta parte del capital social; y
3. El resto podrá ser aplicado a la creación de fondos especiales o bien distribuido entre los accionistas en proporción al número de sus acciones, en la forma y términos que determine una Asamblea General Ordinaria de Accionistas.

CUADRAGÉSIMO OCTAVA.- SOCIOS FUNDADORES. Los socios fundadores no se han reservado ninguna participación especial en las utilidades de la Sociedad, distinta a la que les corresponde como accionistas.

CUADRAGÉSIMO NOVENA.- PÉRDIDAS. Si hubiera alguna pérdida, la reportarán los accionistas en proporción al número de sus acciones; la responsabilidad de los accionistas se limita al importe del valor nominal de dichas acciones.

QUINCUAGÉSIMA.- DIVIDENDOS NO COBRADOS. Los dividendos decretados y no cobrados en un periodo de cinco años, prescribirán a favor de la Sociedad, de conformidad con lo dispuestos en el articulo mil cuarenta y cinco del Código de Comercio.

QUINCUAGÉSIMA PRIMERA.- DISOLUCIÓN Y LIQUIDACIÓN. Disuelta la Sociedad se pondrá en liquidación para tal propósito, los accionistas en la misma Asamblea General Extraordinaria de Accionistas en que la liquidación sea resuelta, nombrarán uno o más liquidadores; se señalarán sus facultades y la retribución que les corresponda; fijarán plaza para el desempeño de su cometido y establecerán las bases generales a las que los liquidadores deberán de sujetarse.
Durante el periodo de liquidación, la Asamblea de Accionistas se reunirá y funcionará en los mismos términos que funcionan éstos Estatutos Sociales. Los liquidadores asumirán las funciones conferidas al Consejo de Administración durante la vida normal de la Sociedad, pero con las modalidades impuestas por el estado de liquidación.

En tanto la designación de los liquidadores no haya sido inscrita en el Registro Público de Comercio y éstos no hayan tomado posesión de sus cargos, el Consejo de Administración, continuará en sus funciones, pero no iniciará operaciones nuevas después de la resolución de la disolución.

Una vez concluida la liquidación, los liquidadores deberán obtener la cancelación de la inscripción del contrato social y modificaciones, en su caso, en el Registro Público de Comercio de la entidad de donde la Sociedad tuviese su domicilio social.

QUINCUAGÉSIMO SEGUNDA.- DISPOSICIONES GENERALES. La Sociedad se regirá por lo dispuesto en sus Estatutos Sociales y, en caso de omisión, por la Ley General de Sociedades Mercantiles, la Ley del Mercado de Valores y las disposiciones que emanen de éstas.

Expuesto lo anterior, y después de un amplio cambio de impresiones, los señores accionistas tomaron por mayoría de votos los siguientes:

Acuerdo No. 1: Se aprueba la reforma de Los Estatutos Sociales de la Empresa, en los términos expuestos anteriormente.

Acuerdo No. 2: Como consecuencia de las modificaciones estatutarias antes acordadas, se resuelve cancelar todas y cada una de las acciones de la sociedad en circulación, y emitir nuevas acciones, ordinarias, nominativas, sin expresión de valor nominal de la serie única, de conformidad con las nuevas disposiciones de los Estatutos Sociales y la Ley del Mercado de Valores.

Acuerdo No. 3: Se resuelve que el canje de títulos a que se refiere el acuerdo No. 2 inmediato anterior, se llevará a cabo a mas tardar a los 90 días siguientes de la fecha de la presente Asamblea, previa publicación del aviso correspondiente en uno de los periódicos de mayor circulación del domicilio social.

SEGUNDO. Como desahogo del segundo punto del Orden del Día y en cumplimiento del artículo 43 de Ley del Mercado de Valores y la cláusula Trigésimo Quinta de los Estatutos de la Sociedad, el Presidente de la Asamblea propuso se designe al C.P. José Roberto Danel Díaz, como Presidente del nuevo Comité de Auditoria, y al Lic. Enrique Castillo Sánchez Mejorada como Presidente del comité de Prácticas Societarias y considerando adecuada la propuesta, los presentes por unanimidad de votos tomaron el siguiente:

Acuerdo No. 4: Se aprueba la designación del C.P. José Roberto Danel Díaz, como Presidente del nuevo Comité de Auditoria, y al Lic. Enrique Castillo Sánchez Mejorada como Presidente del comité de Prácticas Societarias.

TERCERO En el desahogo de este tercer punto del Orden de Día, el Presidente, en consecuencia de las reformas estatutarias antes acordadas y toda vez que la sociedad ha cambiado su razón social, solicitó se otorguen los poderes ya otorgados por la sociedad, pero ahora como sociedad bursátil, con lo que los señores accionistas estuvieron de acuerdo y por unanimidad de votos, tomaron los siguientes:

Acuerdo No. 5: Se confiere en favor de los señores Héctor Ignacio Hernández-Pons Torres y/o Enrique Hernández-Pons Torres, para que lo ejerciten conjunta o separadamente, los siguientes poderes:

1. **Poder General, para pleitos y cobranzas,** en términos del Artículo dos mil quinientos cincuenta y cuatro del Código Civil vigente para el Distrito Federal y sus correlativos de los Códigos Civiles de los demás Estados de la República Mexicana y del Código Civil Federal, con todas las facultades generales y especiales que conforme a la Ley requieran cláusula especial, de acuerdo con el artículo dos mil quinientos ochenta y siete del mismo ordenamiento y sus correlativos de los demás Códigos Civiles mencionados.

De manera enunciativa y no limitativa, se mencionan entre otras facultades, el desistirse, transigir, comprometer en árbitros, articular y absolver posiciones, recusar, aceptar cesiones de bienes, recibir pagos, otorgar recibos y cancelaciones; ejercitar las acciones civiles, mercantiles y penales en representación de la misma sociedad, así como contestar demandas y continuar los procedimientos por todas sus instancias hasta su terminación; promover juicio de amparo, tramitarlo y desistirse de él, en la inteligencia de que dichos apoderados podrán ejercitar el mandato ante las Juntas de Conciliación y Arbitraje ya sean Locales o Federales, ante particulares y ante toda clase de autoridades administrativas o judiciales, inclusive de carácter federal, penal, ante Tribunales arbítrales y ante las Juntas de Conciliación y Arbitraje, Locales o Federales, Autoridades del Trabajo y Tribunales y/o Autoridades Fiscales; celebrar contratos colectivos o individuales de trabajo; hacer toda clase de denuncias, acusaciones y querellas en materia penal tanto del fuero local como federal; representar a la misma sociedad en cualquier proceso penal; constituirse coadyuvante del Ministerio Público, otorgar perdón al acusado cuando lo estime conveniente, presentar pruebas en los procesos de acuerdo con el artículo noveno del Código de Procedimientos Penales del Distrito Federal y sus correlativos de igual Código de los Estados de la República Mexicana.

2. **Poder General para actos de administración**, en los términos del párrafo segundo del citado artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y de sus correlativos de los demás Estados de la República Mexicana y del Código Civil Federal.

3. En su calidad de representantes y apoderados de la empresa, **Poder General para actos de administración en Materia Laboral**, a que se refieren los artículos once, seiscientos noventa y dos, fracciones II y III, seiscientos noventa y cuatro, seiscientos noventa y cinco, setecientos ochenta y seis, ochocientos setenta y cinco, ochocientos setenta y seis, especialmente las fracciones I, y VI, ochocientos setenta y dos, ochocientos setenta y ocho, ochocientos setenta y nueve, en relación con lo aplicable de las normas de los Capítulos XII y XVII del Título Catorce, todos de la Ley Federal del Trabajo en vigor, con las atribuciones, obligaciones y derechos que en materia de personalidad se refieren dichos dispositivos legales, en relación con el artículo quinientos veintitrés de la propia Ley Laboral.

4. **Poder General para actos de Dominio,** en los términos del artículo dos mil quinientos cincuenta y cuatro del Código Civil vigente para el Distrito Federal, y sus correlativos de los Códigos Civiles de los Estados de la República, con todas las facultades generales y las especiales que conforme a la Ley requieran cláusula especial, en el entendido que el presente poder general para actos de Dominio exclusivamente, deberán ser siempre ejercidas **mancomunadamente** el señor Héctor Ignacio Hernández-Pons Torres con el señor Enrique Hernández-Pons Torres.

5. **Poder General para otorgar, suscribir, avalar y endosar títulos de crédito,** en los términos del artículo noveno de la Ley General de Títulos y Operaciones de Crédito así como para verificar toda clase de operaciones bancarias y de comercio y abrir o cerrar cuentas corrientes en los bancos.

En general, podrán llevar a cabo los actos u operaciones que haga necesaria la naturaleza y el objeto del presente poder, pudiendo firmar cuantos documentos públicos o privados sean menester para su cabal cumplimiento.

6. Los apoderados podrán **sustituir total o parcialmente el presente mandato, otorgar poderes especiales y cartas poder y revocar las sustituciones y poderes que otorguen.**

Acuerdo No. 6: Se confiere en favor de los señores Martín Ernesto Ramos Ortiz y/o Pedro Gerardo Gracia Medrano Murrieta y/o María del Carmen Struck Cano y/o Luna Eugenia Vargas Díaz y/o Sofía Lorena Correa Méndez y/o Laurencio Albino Flores Ramírez y/o Juan José Ochoa Vergara, para que lo ejerciten conjunta o separadamente, los siguientes poderes:

1. **Poder General, para pleitos y cobranzas,** en términos del Artículo dos mil quinientos cincuenta y cuatro del Código Civil vigente para el Distrito Federal y sus correlativos de los Códigos Civiles de los demás Estados de la República Mexicana y del Código Civil Federal, con todas las facultades generales y especiales que conforme a la Ley requieran cláusula especial, de acuerdo con el artículo dos mil quinientos ochenta y siete del mismo ordenamiento y sus correlativos de los demás Códigos Civiles mencionados.

De manera enunciativa y no limitativa, se mencionan entre otras facultades, el desistirse, transigir, comprometer en árbitros, articular y absolver posiciones, recusar, aceptar cesiones de bienes, recibir pagos, otorgar recibos y cancelaciones; ejercitar las acciones civiles, mercantiles y penales en representación de la misma sociedad, así como contestar demandas y continuar los procedimientos por todas sus instancias hasta su terminación; promover juicio de amparo, tramitarlo y desistirse de él, en la inteligencia de que dichos apoderados podrán ejercitar el mandato ante las Juntas de Conciliación y Arbitraje ya sean Locales o Federales, ante particulares y ante toda clase de autoridades administrativas o judiciales, inclusive de carácter federal, penal, ante Tribunales arbitrales y ante las Juntas de Conciliación y Arbitraje, Locales o Federales, Autoridades del Trabajo y Tribunales y/o Autoridades Fiscales; celebrar contratos colectivos o individuales de trabajo; hacer toda clase de denuncias, acusaciones y querellas en materia penal tanto del fuero local como federal; representar a la misma sociedad en cualquier proceso penal; constituirse coadyuvante del Ministerio Público, otorgar perdón al acusado cuando lo estime conveniente, presentar pruebas en los procesos de acuerdo con el artículo noveno del Código de Procedimientos Penales del Distrito Federal y sus correlativos de igual Código de los Estados de la República Mexicana.

2. En su calidad de representantes y apoderados de la empresa, **Poder General para actos de administración en Materia Laboral**, a que se refieren los artículos once, seiscientos noventa y dos, fracciones II y III, seiscientos noventa y cuatro, seiscientos noventa y cinco, setecientos ochenta y seis, ochocientos setenta y cinco, ochocientos setenta y seis, especialmente las fracciones I, y VI, ochocientos setenta y dos, ochocientos setenta y ocho, ochocientos setenta y nueve, en relación con lo aplicable de las normas de los Capítulos XII y XVII del Título Catorce, todos de la Ley Federal del Trabajo en vigor, con las atribuciones, obligaciones y derechos que en materia de personalidad se refieren dichos dispositivos legales, en relación con el artículo quinientos veintitrés de la propia Ley Laboral.

Acuerdo No. 7: Se confiere en favor del señor Humberto García Campos, un Poder Especial para realizar todo tipo de trámites, gestiones o solicitudes ante la Secretaría de Hacienda y Crédito Público y/o cualquiera de sus dependencias. Para sólo los efectos antes indicados, el apoderado gozará de un PODER para pleitos y cobranzas y para actos de administración, en los términos de los dos primeros párrafos del Artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y, de sus correlativos de los códigos de los demás estados de la República Mexicana, con todas las facultades generales y aún las especiales para cuyo ejercicio se requiera cláusula especial conforme a la Ley.

CUARTO. Para desahogar el cuarto punto del Orden del Día, el Secretario de la Asamblea explicó a la audiencia la posibilidad de aprobar un monto máximo del capital social variable. Después de discutir ampliamente el tema, los presentes determinaron de momento no establecer un monto máximo autorizado del capital social variable, razón por la cual no se tomo acuerdo alguno al respecto.

QUINTO. En el desahogo del quinto punto del Orden del Día, el Presidente manifestó a los señores accionistas que de acuerdo con la Cuenta de Utilidades de ejercicios anteriores y con el saldo actualizado a la fecha, de la Cuenta de Utilidad Fiscal Neta es posible repartir un dividendo extraordinario a razón de $0.90 (CERO PESOS 90/100 M.N.), por cada una de las acciones de la Única Serie en circulación y que de conformidad con las disposiciones Fiscales vigentes, no

causaría retención de impuesto alguno, por lo que por lo que propone se reparta dicha cantidad en tal concepto, a cubrirse el día 15 de noviembre de 2006 de acuerdo con el porcentaje de acciones que posee cada accionista.

Después de un amplio cambio de impresiones, los señores accionistas tomaron por unanimidad de votos el siguiente:

<u>Acuerdo No. 8</u> Se aprueba el pago de un dividendo extraordinario que proviene de la Cuenta de Utilidades de ejercicios anteriores y con el saldo actualizado a la fecha, de la Cuenta de Utilidad Fiscal Neta, a razón de $0.90 (CERO PESOS 90/100 M.N.), por cada una de las acciones de la Única serie en circulación a cubrirse el día 15 de noviembre de 2006 de acuerdo con el porcentaje de acciones que posee cada accionista y contra entrega del cupón número uno, de los títulos de la Serie única, previa publicación del aviso correspondiente en uno de los periódicos de mayor circulación del domicilio social.

SEXTO. En el desahogo del último punto del Orden del Día, los señores accionistas de la sociedad, decidieron tomar por mayoría de votos, el siguiente:

__Acuerdo No. 9__.: Se designa a las licenciadas María del Carmen Struck Cano y/o Edna Eugenia Vargas Díaz y/o Sofía Lorena Correa Méndez, para que conjunta o separadamente y en nombre y representación de esta sociedad acudan ante el Notario Público de su elección a protocolizar las resoluciones tomadas por esta asamblea, para que obtengan la inscripción en el Registro Público de la Propiedad y del Comercio competente, del testimonio correspondiente y otorguen los poderes o facultades conferidos por esta asamblea y realicen cualquier otro trámite que se requiera a fin de dar cumplimiento a todos y cada uno de los acuerdos que en ella se tomaron.

No habiendo ningún otro asunto que tratar, el Presidente, después de un receso para la preparación y lectura de la presente acta, dio por terminada la Asamblea, firmándola para constancia junto con el Secretario y con los Comisarios.

HÉCTOR IGNACIO HERNÁNDEZ-PONS TORRES
Presidente

MARTÍN ERNESTO RAMOS ORTIZ.
Secretario.

FRANCISCO JAVIER SONÍ OCAMPO

MARIO FERNÁNDEZ DÁVALOS.